FitchRatings

2023 Form NRSRO
Exhibit 7

Policies and Procedures to Address and Manage Conflicts of Interest

The following policies and procedures have been established, and are maintained and enforced by Fitch to address and manage the conflicts of interest identified in Exhibit 6 and may be accessed at https://www.fitchratings.com/ethics.

- *Code of Conduct and Ethics*
- *Segregation of Commercial & Analytical Activities*
- *Firewall Policy*
- *Global Securities Trading and Conflicts of Interest Policy*
- *Rating Solicitation and Participation Disclosure Policy*
- *Complaint Handling Policy*
- *Restriction on Providing Advice*
- *Ancillary Business and Ancillary Services*
- *Rotation Policy*
- *Look Back Procedure Reviewing Analytical Work of Leavers*

CODE OF CONDUCT & ETHICS JULY 2017



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TABLE OF CONTENTS

1. INTRODUCTION

1.1 General

Fitch Ratings, Inc. and each of its subsidiaries that issue ratings under the trade name Fitch Ratings ("Fitch Ratings") are committed to providing the world's securities markets with objective, timely, independent, and forward-looking credit opinions. In this respect, Fitch Ratings is dedicated to several core principles — objectivity, independence, integrity, and transparency.

This Code of Conduct and Ethics (the "Code") is intended to provide information as to how Fitch Ratings will function in accordance with those principles and is designed to comply with applicable laws, rules, and regulations in the jurisdictions in which Fitch Ratings operates. The Code is based on the provisions of the IOSCO Code of Conduct Fundamentals for Credit Rating Agencies. The Code is supplemented by and consistent with other internal policies and procedures that govern Fitch Ratings' activities, businesses, and operations, many of which are available on Fitch Rating's free public website, www.fitchratings.com (see also Appendix A). Fitch Ratings will disclose on a timely basis any changes to this Code or to how this Code is implemented and enforced.

Fitch Ratings expects its employees to act in accordance with the highest standards of personal and professional integrity and to comply with all applicable laws, rules and regulations, and all policies and procedures adopted by Fitch Ratings that govern the conduct of Fitch Ratings employees. Each employee is personally responsible for maintaining the highest levels of integrity to preserve the trust and confidence of global investors.

While Fitch Ratings will need to interpret how to most effectively implement the provisions in the Code when developing its policies, procedures and controls, and while from time to time Fitch Ratings may need to deviate from certain requirements in the Code, Fitch Ratings shall at all times remain true to its core principals and the underlying principles of the IOSCO Code of Conduct Fundamentals for Credit Rating Agencies.

1.2 Rating Activities

Fitch Ratings publishes opinions using a variety of scales (collectively, "ratings"), the most common of which are credit ratings. Credit ratings are opinions on the relative ability of an entity to meet financial commitments, such as interest, preferred dividends, repayment of principal, insurance claims, or counterparty obligations. Information about Fitch Ratings' ratings and rating scales is available on Fitch Ratings' free public website at www.fitchratings.com.

Ratings may apply to a variety of entities, including sovereigns, financial institutions, and corporations, and to the securities or other obligations they issue, as well as to structured finance securities backed by receivables and other financial assets. Ratings may also reflect the financial strength of insurance companies, banks, and financial guarantors.

1.3 Risk Management

Fitch Ratings' risk management function is comprised of individuals with the appropriate experience to identify, assess, monitor, and report on risks arising from Fitch Ratings' activities, including, but not limited to regulatory, reputational, operational, and strategic risk. The risk management function has a reporting line independent of Fitch Ratings' analytical and commercial groups, and provides periodic updates to the Boards of Directors of Fitch Ratings (the "Boards") to assist the Boards in overseeing Fitch Ratings' internal controls.

1.4 Training

Fitch Ratings requires employees to complete formal training at reasonably regular intervals. The subject matter covered by the training is specific to each employee's responsibilities. The training addresses, as applicable, this Code, credit rating methodologies, certain requirements imposed by the laws governing credit rating activities, and those internal policies, procedures, and controls for managing conflicts of interest and handling confidential material, and non-public information.

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2. QUALITY AND INTEGRITY OF THE RATING PROCESS

2.1 Quality of the Rating Process

2.1.1 Ratings are Fitch Ratings' opinions about creditworthiness. They do not provide a guarantee of future performance of the rated entity or instrument.

2.1.2 When assigning ratings, Fitch Ratings shall use rating methodologies and criteria that are rigorous, systematic, and, where possible and/or as required by law, result in ratings that can be subjected to some form of objective validation based on historical experience.

2.1.3 The rating analysis and any rating action shall be based upon criteria and methodologies established by Fitch Ratings. Analysts shall apply a given criteria or methodology in a consistent manner, as determined by Fitch Ratings.

2.1.4 Ratings and rating outlooks shall be assigned by Fitch Ratings and not by any individual analyst employed by Fitch Ratings. Ratings shall reflect the consideration of all information known and believed to be relevant, of sufficient quality, and from reliable sources, in a manner generally consistent with Fitch Ratings' established criteria and applicable rating methodologies. Fitch Ratings shall use people who, individually or collectively, have appropriate knowledge and experience in developing a rating opinion for the type of rating being considered.

2.1.5 Fitch Ratings shall maintain internal records to support its ratings and rating outlooks in accordance with its policies and applicable laws, rules, and regulations. Additionally, Fitch Ratings has established guidelines for the management, maintenance, and orderly disposition of its records, including records relating to the policies, procedures, criteria, and methodologies used to determine credit ratings and the standards of training, experience, and competence for credit analysts.

2.1.6 Fitch Ratings and its analysts shall take steps to avoid issuing any credit analyses or reports that knowingly contain misrepresentations or are otherwise misleading as

to the general creditworthiness of an issuer or obligation. In addition:

- When deciding whether to rate or continue rating an obligation or issuer, Fitch Ratings shall assess whether it is able to devote sufficient personnel with sufficient skill sets to take a proper rating action, and whether its personnel are likely to have access to sufficient information needed in order to take such action. Fitch Ratings shall adopt measures so that the information it uses in assigning and maintaining ratings is of sufficient quality to support a credible rating. If the rating or a rating outlook involves a type of structured financial product presenting limited historical data (such as an innovative financial vehicle), Fitch Ratings shall disclose, clearly and in a prominent place, that limitation.

- Fitch Ratings has established a review function comprised of one or more senior personnel with the appropriate experience, to review the feasibility of providing a rating for a type of structure that is materially different from the structures Fitch Ratings has previously rated.

- Fitch Ratings has established and implemented a rigorous and formal review function responsible for periodically reviewing all aspects of its credit rating methodologies (including models and key assumptions) and significant changes to the credit rating methodologies. This function shall be separate from the business lines that are responsible for rating various classes of issuers and obligations.

- Fitch Ratings shall assess whether existing methodologies and models used in the process of determining ratings of structured products remain appropriate when Fitch Ratings has determined that the risk characteristics of the assets underlying the relevant structured product have changed materially. Fitch Ratings shall refrain from issuing a rating in the case of a new, complex type of structured product, unless Fitch Ratings has determined that it has sufficient information and expertise to analyze the product.

2.1.7   Fitch Ratings shall structure its rating teams to promote continuity and avoid bias in the rating process.

2.1.8   Fitch Ratings shall ensure that adequate personnel and financial resources are allocated to assigning, monitoring, and updating its ratings. Except for point-in-time ratings that Fitch Ratings clearly identifies as such, once a rating is published Fitch Ratings shall, in accordance with its established policies and procedures on surveillance and based upon information it receives from issuers and other information sources, monitor on an ongoing basis and update the rating by:

- Regularly reviewing the issuer's creditworthiness;

- Initiating a review of the rating upon becoming aware of any information that it believes might reasonably be expected to result in a rating action (including withdrawal of a rating), consistent with the relevant criteria and methodologies; and updating on a timely basis the rating, as appropriate, based on the results of any such review;

- Where appropriate, incorporating into subsequent monitoring all cumulative experience obtained, and applying changes in Fitch Ratings' criteria and assumptions to both existing ratings and subsequent ratings; and

- In cases where Fitch Ratings uses separate analytical teams for determining initial ratings and for subsequent monitoring of structured finance products, ensuring that each team shall have the requisite level of expertise and resources to perform its respective functions in a timely manner.

2.1.9   Fitch Ratings reserves the right to withdraw any rating at any time for any reason, including withdrawal without notice, if a rating committee concludes that Fitch Ratings lacks sufficient information to maintain the rating or that any information provided to Fitch Ratings is unreliable. In the event a public rating is withdrawn,

Fitch Ratings shall publish an appropriate commentary that includes the current rating(s) and states that the rating(s) has/have been withdrawn, the reason for the withdrawal, and that Fitch Ratings will no longer provide the rating(s) or analytical coverage of the issuer.

2.2   Integrity of the Rating Process

2.2.1   Fitch Ratings and its employees shall comply with all applicable laws and regulations governing its activities in each jurisdiction in which it operates.

2.2.2   Fitch Ratings and its employees shall deal fairly and honestly with issuers, investors, other market participants, and the public.

2.2.3   Fitch Ratings' analysts shall be held to high standards of integrity, and, subject to applicable law, Fitch Ratings shall not knowingly employ individuals where there is evidence that they have compromised integrity.

2.2.4   Fitch Ratings and its employees shall not, either implicitly or explicitly, give any assurance or guarantee of a particular rating prior to the final rating decision being taken in accordance with Fitch Ratings' established policies and procedures. Nothing in this Code shall preclude Fitch Ratings from providing rating assessments or other types of assessments (e.g., an assessment of creditworthiness that does not constitute a rating because the analysis is based on hypothetical scenarios and/or limited information).

2.2.5   Fitch Ratings' analysts are prohibited from making proposals or recommendations regarding the activities of rated entities or obligors, including but not limited to proposals or recommendations about corporate or legal structure, assets and liabilities, business operations, investment plans, lines of financing, business combinations, and the design of structured finance products. Consistent with this prohibition, in assessing the credit risk of a structured finance transaction, Fitch Ratings' analysts may properly hold a series of discussions with an issuer or its agents in order to:

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- Understand and incorporate into their analysis the particular facts and features of the structured finance transaction, and any modification, as proposed by the issuer or its agents; and

- Explain to the issuer or its agents the rating implications of Fitch Ratings' methodologies as applied to the issuer's proposed facts and features.

2.2.6   Fitch Ratings' Chief Compliance Officer and staff oversee compliance with this Code, the policies referenced in this Code and the laws, rules, and regulations governing the activities of credit rating agencies. The Chief Compliance Officer, and any member of the Compliance Department, shall not vote on any rating committees and shall not report to any party responsible for the operational management of the rating function. Their compensation shall be independent of Fitch Ratings' rating operations. The Chief Compliance Officer also oversees the design, implementation, and performance of a periodic review and testing process through which compliance with this Code and related policies and procedures of Fitch Ratings shall be thoroughly assessed.

2.2.7   Fitch Ratings' employees are not expected to be experts in the law. Nonetheless, they are expected to report to the Chief Compliance Officer, or their designee, the activities about which they have knowledge that a reasonable person would question as a potential violation of this Code or applicable law. The Chief Compliance Officer, or their designee, shall determine the merits of the situation and, if warranted, take appropriate action. Any employee who, in good faith, makes such a report shall not be retaliated against by Fitch Ratings or any other employees of Fitch Ratings. The Chief Compliance Officer has established and shall maintain procedures for employees to report any illegal, unethical, or inappropriate conduct, including, to the extent practical, through various telephonic and electronic means, on both an anonymous and a disclosed basis. Failure by any Fitch Ratings employee to comply with the provisions of this Code may result in disciplinary action being taken against the employee, up to and including the dismissal of the employee.

3. INDEPENDENCE AND AVOIDANCE OF CONFLICTS OF INTEREST

3.1   General

3.1.1   Fitch Ratings shall not forbear or refrain from taking a rating action based on the potential effect (economic, political, or otherwise) of the rating action on Fitch Ratings, an issuer, an investor, a subscriber, or other market participant.

3.1.2   Fitch Ratings and its analysts shall use care and professional judgment to maintain both the substance and appearance of independence and objectivity.

3.1.3   The determination of a rating shall be influenced only by factors known and believed to be relevant to such rating.

3.1.4   The rating or rating action Fitch Ratings assigns to an issuer or security shall not be affected by the existence of or potential for a business relationship between Fitch Ratings (or its affiliates or shareholders) and the issuer (or its affiliates) or any other party, or the non-existence of such a relationship. As a result, the following actions are prohibited:

- Conditioning or threatening (directly, indirectly, or implicitly) to condition the issuance of a rating on the purchase of any other products or services of Fitch Ratings;

- Issuing, or offering (either directly, indirectly, or implicitly) or threatening (either directly, indirectly, or implicitly) to issue a rating that is not determined in accordance with Fitch Ratings' established criteria and methodologies, based on whether the issuer (or its affiliates) purchases, or will purchase, any other products or services of Fitch Ratings;

- Modifying, or offering (either directly, indirectly, or implicitly) or threatening (either directly, indirectly, or implicitly) to modify a rating that is not determined in accordance with Fitch Ratings' established criteria and methodologies, based on whether the issuer (or its affiliates) purchases, or will purchase, any other products or services of Fitch Ratings; and

- Issuing or threatening (either directly, indirectly, or implicitly) to issue a lower rating, lowering or threatening (either directly, indirectly, or implicitly) to lower an existing rating, refusing to issue a rating, or withdrawing or threatening (either directly, indirectly, or implicitly) to withdraw a rating, with respect to securities or money market instruments issued by an asset pool or as part of any asset-backed or mortgage-backed securities transaction, unless all or a portion of the assets within such pool or part of such transaction also are rated by Fitch Ratings, where such practice is engaged in by Fitch Ratings for an anticompetitive purpose.

3.1.5   Fitch Ratings shall where practical separate, operationally, legally, and physically, its rating business and rating analysts from other Fitch Ratings businesses that may present a conflict of interest. Fitch Ratings shall maintain policies establishing firewalls and governing the segregation of operations between Fitch Ratings and its non-rating affiliates designed to mitigate potential conflicts of interest.

3.1.6   Fitch Ratings shall ensure that any "ancillary business" it undertakes, as defined in Fitch's Statement on Definition of Ancillary Business, does not create a conflict of interest with Fitch Ratings' rating business, and/or shall have in place procedures and mechanisms designed to minimize the likelihood that conflicts of interest will arise or to appropriately manage those conflicts that may arise, all as may be required by applicable law.

3.2   Procedures and Policies

3.2.1   Fitch Ratings has adopted written internal procedures and mechanisms to identify and eliminate, or to manage and disclose, as appropriate, actual or potential conflicts of interest that may influence the opinions and analyses Fitch Ratings makes or the judgment and analyses of Fitch Ratings' employees involved in credit rating activities or who approve credit ratings and rating

outlooks. Fitch Ratings has disclosed certain of its conflict avoidance and management measures on its free public website at www.fitchratings.com.

3.2.2   Fitch Ratings' disclosures of known actual and potential conflicts of interest shall be timely, clear, concise, specific, and prominent.

3.2.3   The general nature of Fitch Ratings' compensation arrangements with rated entities, along with certain other related considerations, is as follows:

- Fitch Ratings shall make every effort to manage the potential conflict arising from the payment of fees by issuers and ensure that Fitch Ratings' receipt of fees from issuers does not impair the independence, objectivity, or integrity of its ratings and rating actions.

- Fitch Ratings shall maintain a set fee schedule or schedules and make it available to all issuers and their agents; provided, however, that Fitch Ratings reserves the right to periodically revise its fee schedule(s) or, as may be permitted by applicable law or contractual arrangements, otherwise adjust pricing without prior notice.

- Fitch Ratings shall not base any fees on the success of a bond issue or the issuer achieving any particular rating or other result.

- Fitch Ratings shall disclose in all of its published research that Fitch Ratings is paid fees by the issuers it rates, as well as an estimated range of typical fees.

- Any issuer may terminate its fee arrangement with Fitch Ratings without fear that its rating will be lowered for that reason.

- If Fitch Ratings were to receive from a rated entity compensation unrelated to Fitch Ratings' ratings and routine subscription and license fees for its published research and data (e.g., in respect of ancillary business), Fitch Ratings shall disclose the proportion such non-rating fees constitute against the fees Fitch Ratings (and its affiliates) receives from

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the entity for ratings and routine subscriptions and licenses.

- Fitch Ratings shall publicly disclose if it receives 10 percent or more of its total net revenue (the "Ten Percent Threshold") for a fiscal year (for Fitch Ratings, currently 1 January to 31 December) from a single issuer, originator, arranger, or subscriber. Moreover, in certain jurisdictions Fitch Ratings shall neither issue nor maintain a credit rating solicited by an entity if the Ten Percent Threshold is exceeded in respect of that specific entity in the most recently ended fiscal year.

3.2.4   Fitch Ratings will not hold or transact in trading instruments presenting a conflict of interest with Fitch Ratings' credit rating activities. For the avoidance of doubt, this prohibition does not prevent Fitch Ratings from investing in diversified collective investment schemes, including managed funds, or in maintaining bank accounts and/or holdings and/or investments in financial instruments that are consistent with routine treasury or other ordinary course of business operations, or in insuring Fitch Ratings' business in the ordinary course.

3.2.5   Fitch Ratings reserves the right to withdraw any rating at any time for any other reason, including if Fitch Ratings deems there is insufficient market interest in the rating or insufficient information to maintain the rating, or both.

3.2.6   Fitch Ratings shall encourage issuers and originators of structured finance products to disclose publicly all relevant information with respect to such products to enable investors to conduct their own analyses independently of that of rating agencies. As specified below, Fitch Ratings expects that such public disclosure will happen.

3.2.7   If a rated entity (for example, a government or central bank) has, or is simultaneously pursuing, affiliated oversight functions related to Fitch Ratings, Fitch Ratings shall use different employees to conduct its rating actions with respect to such entity than those employees involved in its oversight issues.

3.3   Analyst and Employee Independence

3.3.1   Reporting lines for Fitch Ratings employees and their compensation arrangements shall be structured to eliminate or effectively manage actual and potential conflicts of interest.

- Analysts shall not be compensated or evaluated on the basis of the amount of revenue that Fitch Ratings derives from issuers that the analyst rates or with which the analyst regularly interacts.

- Fitch Ratings shall conduct formal and periodic reviews of its compensation policies and practices for its analysts and other employees who participate in or who might otherwise have an effect on the rating process to ensure that these policies and practices do not compromise the objectivity of Fitch Ratings' rating process.

3.3.2   Employees who are directly involved in the rating process shall not initiate, or participate in, discussions regarding fees or payments with any entity or any third party related to that entity or a particular transaction.

3.3.3   Fitch Ratings' employees, and in some cases family members of the employee (e.g., spouse, domestic partner, or dependent), shall not hold or transact in trading instruments or engage in any securities trading or other activities presenting conflicts of interest with their involvement in Fitch Ratings' rating activities. The details as to these and similar restrictions are set forth in Fitch Ratings' Global Securities Trading and Conflicts of Interest Policy, made available on its free public website, www.fitchratings.com.

3.3.4   Fitch Ratings employees are prohibited from soliciting money, gifts, or favors from anyone with whom Fitch Ratings does business, and are prohibited from accepting gifts offered in the form of cash or any gifts exceeding a minimal monetary value.

3.3.5   Any Fitch Ratings analyst who becomes involved in any personal relationship that creates the potential for any real or apparent conflict of interest (including, for example, any personal relationship with an employee of a rated entity or agent of such entity within his or her area of analytical responsibility), shall, in accordance with Fitch Ratings' policies and procedures and subject to applicable law, disclose the relationship to the appropriate manager or officer of Fitch Ratings.

3.3.6   Fitch Ratings has established policies and related procedures for reviewing, as appropriate, the past work of analysts that leave the employ of Fitch Ratings and join an issuer that the analyst has been involved in rating, or an issuer, arranger, underwriter, sponsor, or financial firm with which the analyst has had dealings as part of his or her duties at Fitch Ratings. If it appears that a conflict has influenced a credit rating, then Fitch Ratings will promptly disclose the potential conflict and, as appropriate, convene a review committee to re-rate all credit ratings influenced by the potential conflict.

3.3.7   In certain jurisdictions, local law requires individuals performing credit rating activities to rotate coverage responsibilities on a periodic basis. Fitch Ratings has established and shall maintain policies providing for analytical rotation in accordance with applicable local regulatory requirements.

4. RESPONSIBILITIES TO THE INVESTING PUBLIC AND ISSUERS

4.1   Transparency and Timeliness of Ratings Disclosure

4.1.1   Fitch Ratings shall make every reasonable effort to ensure that the time between a rating committee determining a final rating action and the distribution of that rating action and related commentary should be as short as reasonably possible, consistent with applicable law.

4.1.2   Fitch Ratings' policy for distributing public ratings and the related commentary and updates is as follows:

- Fitch Ratings shall publish all public ratings and rating outlooks, and related rating actions and opinions, including any withdrawal of a rating, free of charge on a non-selective basis on its free public website, www.fitchratings.com; and

- As appropriate or as is otherwise required, Fitch Ratings shall simultaneously distribute an announcement of the rating or rating action, together with any related commentary including rating outlooks, through wire services or other media outlets.

4.1.3   Among other disclosures, Fitch Ratings shall indicate with each of its published ratings:

- When such rating (including rating outlooks) was last updated;

- A list of relevant methodologies (i.e., criteria reports), along with any applicable criteria variations or limitations on the rating, and where those criteria reports can be found; and

- The key rating drivers (i.e., what factors would impact the rating) so as to facilitate an understanding of the rating(s)' sensitivity.

Moreover, except for private ratings provided only to the requesting party, Fitch Ratings shall disclose to the public, on a non-selective basis and free of charge, any rating or rating outlook regarding publicly issued securities, or public issuers themselves, as well as any subsequent decisions to withdraw such a rating and the reasons for such withdrawal, if the rating action is based in whole or in part on material non-public information.

4.1.4   Fitch Ratings shall base its rating analyses and rating decisions, which are Fitch Ratings' opinions, upon Fitch Ratings' established criteria, methodologies, and ratings definitions, applied in a consistent manner. All rating criteria and methodologies shall be available on Fitch Ratings' free public website, www.fitchratings.com. Fitch Ratings' criteria, methodologies, and ratings definitions shall identify the specific factors that it considers during the rating and surveillance processes.

- Where Fitch Ratings assigns an initial rating to a structured finance product, it shall provide information about the loss and cash-flow analysis upon which Fitch Ratings has relied, so as to enable investors and market participants to understand the basis for the rating. To the extent practical or as may be required by applicable law, Fitch Ratings shall also disclose the degree to which it analyzes how sensitive a rating of a structured finance product is to changes in Fitch Ratings' underlying rating assumptions.

- In its rating action commentary, Fitch Ratings shall differentiate its ratings of structured finance products from traditional corporate bond ratings through the inclusion of additional commentary or an appropriate modifier to the ratings, and in accordance with applicable law. Fitch Ratings shall clearly define a given rating symbol and apply it in a consistent manner for all types of securities to which that symbol is assigned.

- Fitch Ratings shall clearly indicate the attributes and limitations of each rating or rating outlook and the limits to which Fitch Ratings verifies information provided to it by the issuer or originator of a rated security (as to which latter point, see below).

4.1.5   When Fitch Ratings publishes a rating or rating outlook, or takes any other rating action with respect to a published rating or rating outlook, Fitch Ratings shall explain in the related commentary and reports the elements the rating committee found key to such rating or rating outlook or rating action, subject to any applicable laws with respect to the disclosure of confidential information and any restrictions imposed by applicable confidentiality agreements. Fitch Ratings shall always maintain complete editorial control over all rating actions, related commentaries, and all of its other published materials, including all reports, criteria, methodologies, ratings definitions, and other policies and procedures. Subject to applicable law, this control shall extend to when, and whether, Fitch Ratings shall take, or publish, any rating action.

4.1.6   To the extent reasonably feasible and appropriate (and, in certain jurisdictions, as may be required by law), prior to issuing or revising a rating, Fitch Ratings shall provide to the issuer advance, written notification of the rating action and the critical information and principal considerations upon which the rating decision was based. Fitch Ratings provides such information solely to allow the issuer to check for factual accuracy or the presence of non-public information. Fitch Ratings shall duly evaluate any comments made by the issuer and accept them in its discretion as appropriate to correct factual errors or remove references to non-public information. Except as required by law, Fitch Ratings retains the right to publish the commentary at the most appropriate time and in whatever form it deems most appropriate in its editorial judgment. In certain circumstances, except as required by law, Fitch Ratings in its sole discretion may decide not to provide such advance notification if timely dissemination of the rating committee decision would be compromised. In such cases, Fitch Ratings shall inform the issuer as soon as practical thereafter and, generally, shall explain the reason for not notifying the issuer. Subject to the exceptions set forth below, Fitch Ratings shall review any rating action when requested by an issuer to do so if the issuer provides to Fitch Ratings, in a timely manner, new or additional information that Fitch Ratings believes to be relevant to the rating. However, other than as may be prohibited by applicable law, in certain event- or performance-driven situations Fitch Ratings reserves the right to issue and publish a rating action without giving the issuer an opportunity to request such a review.

4.1.7   In order to promote transparency and to enable the market to best judge the aggregate performance of its ratings on debt instruments, Fitch Ratings, where possible or as may be required by applicable law, shall conduct periodic studies on the performance of Fitch Ratings-rated securities and issuers, including current and historical default rates by rating category and rating transition analyses. Fitch Ratings shall make all transition and default studies available on Fitch Ratings' free public website, www.fitchratings.com. Where feasible, this information shall include verifiable, quantifiable historical information about the performance of its ratings, organized and structured, and, where possible, standardized in such a way to assist investors and market participants in drawing performance comparisons between different rating agencies.

4.1.8 For each rating, Fitch Ratings shall, in accordance with its Rating Solicitation and Participation Disclosure Policy, publicly disclose whether the issuer participated in the rating process, and the solicitation status of the rating.

4.1.9 Fitch Ratings shall review and update, to the extent it deems appropriate or as is required by applicable law, its criteria and methodologies on a regular basis. Fitch Ratings shall publicly disclose any material modification to its methodologies and significant practices, procedures, and processes. Where feasible and appropriate or as may otherwise be required by applicable law, Fitch Ratings shall undertake to disclose planned material modifications prior to the effective dates of such modifications. Fitch Ratings shall consider the various uses of ratings before modifying its methodologies, practices, procedures, and processes.

5. THE TREATMENT OF CONFIDENTIAL INFORMATION

5.1   Disclosure of This Code and Communication with Market Participants

5.1.1 Fitch Ratings shall use, maintain, and protect confidential and/or material non-public information in accordance with its policies governing the treatment of confidential information and applicable laws, rules, and regulations. Without limitation, these policies establish various restrictions on the sharing of confidential, ratings-related information with persons not involved in the performance of Fitch Ratings' credit rating activities.

5.1.2 Fitch Ratings welcomes comments and input from market participants and the public, including any questions, concerns, or complaints they may have regarding the business, operations, or activities of Fitch Ratings.

- Comments or complaints related to Fitch Ratings' compliance with legal or regulatory requirements should be directed to a Regional Compliance Officer.

- Comments or complaints regarding Fitch Ratings' analytical activities should be directed to the relevant Regional Credit Officer within the global Credit Policy Group. The Regional Credit Officers report directly to the Chief Credit Officer and, among their other responsibilities, are responsible for tracking and responding to such comments or complaints from third parties.

- Contact information for the Regional Compliance Officers and Credit Officers is available on Fitch Ratings' free public website, www.fitchratings.com.

5.1.3 Fitch Ratings shall publish in a prominent position on the homepage of its free public website, www.fitchratings.com, links to: (1) this Code; (2) its methodologies; (3) its transition and default studies; and (4) certain other internal policies relevant to addressing and managing conflicts of interest, preventing the misuse of material, non-public information, and ensuring compliance with applicable laws, rules, and regulations (see Appendix A to this Code).

5.2   What Fitch Ratings Expects of Issuers

5.2.1 Fitch Ratings expects that each issuer that has agreed to participate in the rating process, or its agents, will promptly supply to Fitch Ratings all information relevant to evaluating the ratings on such issuer or the relevant securities, including, without limitation, all material changes in any information previously provided, potential material events and the issuer's overall financial condition, which may require communication of non-public information to Fitch Ratings.

5.2.2 Fitch Ratings expects all such information to be timely, accurate, and complete in all respects.

5.2.3   Fitch Ratings expects issuers to respond to its questions as quickly as possible and to explain the reasons for any delay.

5.2.4   During any time period in which an issuer is reviewing commentary or reports to be published by Fitch Ratings, Fitch Ratings expects such issuer will not disclose the commentary or reports in advance of Fitch Ratings' publication or take advantage of the delay in publication in any way.

5.2.5   Should an issuer choose to stop cooperating with Fitch Ratings in the rating process, Fitch Ratings also reserves the right to continue to rate the issuer or any securities issued by the issuer, based on the information previously provided to Fitch Ratings by the issuer or its agents and any other public and/or non-public information available to Fitch Ratings.

5.2.6   Fitch Ratings expects that structured finance issuers and arrangers, and originators of structured finance products, will publicly disclose all relevant information regarding these products so that investors and other rating agencies can conduct their own analyses independently of the rating agency/agencies solicited by or on behalf of the issuers and/or originators to provide ratings.

6. DISCLAIMERS

6.1   Non-Reliance on This Code

6.1.1   Fitch Ratings does not intend to assume, and is not assuming, any responsibility or liability to any party arising out of, or with respect to, this Code. This Code is not intended to, and does not, form a part of any contract with anyone, and no one shall have any right (contractual or otherwise) to enforce any of this Code's provisions, either directly or indirectly.

6.1.2   Fitch Ratings may amend this Code at its sole discretion, in any way Fitch Ratings sees fit at any time.

6.2   Purpose & Use of Ratings

6.2.1   Fitch Ratings' ratings are opinions reflecting the ability of an entity or a securities issue to meet financial commitments such as interest, preferred dividends, and repayment of principal, in accordance with their terms. Ratings are not themselves facts and therefore cannot be described as being "accurate" or "inaccurate". Credit ratings do not directly address any risk other than credit risk. In particular, ratings do not deal with the risk of loss due to changes in interest rates and other market considerations.

6.2.2   In issuing and maintaining its ratings or rating outlooks, Fitch Ratings relies on factual information it receives from issuers, underwriters, and from other sources Fitch Ratings believes to be credible. Fitch Ratings conducts a reasonable investigation of the factual information relied upon by it in accordance with its ratings methodology, and obtains reasonable verification of that information from independent sources, to the extent such sources are available for a given security or in a given jurisdiction.

6.2.3   The manner of Fitch Ratings' factual investigation and the scope of the third-party verification it obtains will vary depending on the nature of the rated security and its issuer, the requirements and practices in the jurisdiction in which the rated security is offered and sold and/or the issuer is located, the availability and nature of relevant public information, access to the management of the issuer and its advisers, the availability of pre-existing third-party verifications such as audit reports, agreed-upon procedures letters, appraisals, actuarial reports, engineering reports, legal opinions, and other reports provided by third parties, the availability of independent and competent third-party verification sources with respect to the particular security or in the particular jurisdiction of the issuer, and a variety of other factors.

6.2.4   Neither an enhanced factual investigation nor any third-party verification can ensure that all of the information Fitch Ratings relies on in connection with a rating will be accurate and complete. Ultimately, the issuer and its advisers are responsible for the accuracy of the information they provide to Fitch Ratings and to the market in offering documents and other reports. In issuing its ratings Fitch Ratings must rely on the work of experts, including independent auditors with respect to financial statements, and attorneys with respect to legal and tax matters. Further, ratings are inherently forward-looking and embody assumptions and predictions about future events that by their nature cannot be verified as facts. As a result, despite any verification of current facts, ratings can be affected by future events or conditions that were not anticipated at the time a rating was issued or affirmed. If any such information should turn out to contain misrepresentations or to be otherwise misleading, the rating or rating outlook associated with that information may not be appropriate. The assignment of a rating to any issuer or any security should not be viewed as a guarantee of the accuracy, completeness or timeliness of the information relied on in connection with the rating or the results obtained from the use of such information.

6.2.5   Fitch Ratings does not have a fiduciary relationship with any issuer, subscriber, or other individual. Nothing is intended to or should be construed as creating a fiduciary relationship between Fitch Ratings and any issuer or between Fitch Ratings and any user of its ratings.

6.2.6   Ratings do not constitute recommendations to buy, sell, or hold any security nor do they comment on the adequacy of market price, the suitability of any security for a particular investor, or the tax-exempt nature or taxability of any payments of any security.

6.2.7   Ratings may be changed, qualified, placed on Rating Watch, or withdrawn as a result of changes in, additions to, accuracy of, unavailability of, or inadequacy of information, or for any reason Fitch Ratings deems sufficient.

6.2.8   Fitch Ratings does not provide to any party any financial advice or legal, auditing, accounting, appraisal, valuation, or actuarial services. A rating should not be viewed as a replacement for such advice or services.

6.2.9   The assignment of a rating by Fitch Ratings shall not constitute consent by Fitch Ratings to use its name as an expert in connection with any registration statement, offering document, or other filings under any relevant securities laws.

FitchRatings

APPENDIX A

Select Fitch Ratings Policies

Set forth below are a list of those policies that Fitch Ratings has made available on its free public website, www.fitchratings.com. These policies, along with other Fitch Ratings policies and procedures, are intended to be read in conjunction with, and to supplement and support, this Code. However, where more detailed requirements are set forth in a particular policy or procedure, the more detailed of such requirements shall apply.

- Firewall Policy

- Global Confidentiality Policy

- Global Securities Trading and Conflicts of Interest Policy

- Segregation of Commercial and Analytical Activities

- Policy on Complaint Handling

- Rating Solicitation and Participation Disclosure Policy

- Restrictions on Advising Issuers and Others

- Look Back Procedure Reviewing Analytical Work of Leavers

- Statement on Definition on Ancillary Business

FitchRatings



fitchratings.com

FitchRatings

Bulletin 04: Segregation of Commercial & Analytical Activities

EXECUTIVE SUMMARY

Objective: To set forth the requirements regarding the segregation of commercial and Analytical Activities

Application: Fitch Ratings, Inc. and each of its credit rating affiliates that issues Ratings under the trade name "Fitch Ratings" (collectively "Fitch Ratings") excluding the division of Fitch Ratings known as Sustainable Fitch.

1. OVERVIEW

Fitch Ratings is a commercial enterprise. It receives compensation from Rated Entities and other third parties, in return for analysis performed with respect to Ratings.

When assigning its Ratings, Analysts may only consider those factors relevant to the creditworthiness of a Rated Entity or a Security. In particular, Ratings assigned to a Rated Entity or Security must not be affected by whether there is an existing or potential business relationship between Fitch Ratings (or its Non-Rating Affiliates) and the Rated Entity or any other third party.

To manage potential conflicts of interest arising from Analysts being influenced by business or financial considerations when performing Analytical Activities, among other restrictions Analysts are prohibited from participating in negotiations or discussions regarding fees or payments from Rated Entities, or other third parties on their behalf, to Fitch Ratings. Rather, Fitch Ratings has established a separate Business and Relationship Management Group ("BRM"), which is responsible for carrying out all marketing and commercial activities on behalf of Fitch Ratings.

For the avoidance of doubt, the fact that Analysts are aware generally that Fitch Ratings receives compensation for its analytical work does not mean that Analysts are influenced by business considerations. In addition, this Policy does not apply to employees of the division of Fitch Ratings known as Sustainable Fitch. Sustainable Fitch has a separate policy regarding the segregation of commercial and analytical activities.

All Fitch Ratings employees are subject to this policy and must not take any action that could result in a contravention of any provision herein.

2. DEFINITIONS

"Analyst" and **"Primary Analyst"** shall have the meaning as set forth in _Bulletin 02: The Rating Process Manual (RPM) Bulletin 02: The Rating Process Manual (RPM)_

"Analytical Activities" means the evaluation, approval, review and issuance of Ratings, including the analysis of data and information, and developing or approving criteria or methodologies used for determining Ratings, including qualitative and quantitative models.

"Analytical Views" means the views of an Analyst or Analysts relating to Ratings, Securities, Rated Entities, transactions, sectors, countries, markets, research, criteria, methodologies, credit considerations or other related matters, including, without limitation, factual discussions about the products or services of the Fitch Group.

"Confidential Information" shall have the meaning as set forth in _Bulletin 41: Confidential Information Policy_

"Credit Rating" means a Rating that assesses the creditworthiness of an issuer or its Securities.

"ESG Rating" means a rating that assesses the Environmental, Social and/or Governance ("E", "S" and/or "G") qualities of an issuer or its Securities.

"ESG Rating Activities" means data and information analysis and the evaluation, approval, issuing and review of ESG Ratings.

"EU Analyst" means an analyst based in an EU CRA.

"EU CRA" means Fitch Ratings Ireland Limited (including any of its branches (wherever located)).

"EU CRA Regulation" means Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies (as amended from time to time).

"EU Endorsed CRA" means any of Fitch Ratings, Inc., Fitch Ratings Ltd., Fitch Ratings CIS Ltd., Fitch Australia Pty Ltd., Fitch Ratings Brasil Ltda., Fitch (Hong Kong) Ltd., Fitch Ratings Japan Ltd., Fitch Mexico S.A. de C.V. or Fitch Singapore Pte. Ltd. (including any of their branches (wherever located)).

"EU Endorsed CRA Analyst" means an analyst based in an EU Endorsed CRA.

"EU Endorsed Rating" means a Public International Rating where the relevant Primary Analyst is employed by an EU Endorsed CRA.

"EMS" means the Exception Management System.

"EU Public Rating" means a Public Rating with respect to which the primary analyst, as that term is used in the *Bulletin 02: The Rating Process Manual (RPM)* is employed by an EU CRA.

"Fitch Group" means Fitch Group, Inc. and its subsidiaries and affiliates.

"Market Share Information" means the information as to the relative size, however measured, of Fitch Ratings' share of the Ratings business, compared to other rating agencies, in a particular country, sector, product or other category or classification group, which information is not otherwise publicly available.

"Need to Know" shall have the meaning set forth in *Bulletin 41: Confidential Information Policy*

"Non-Rating Affiliate" shall have the meaning as set forth in Fitch Group Bulletin 08.

"Private Ratings" are Ratings that Fitch Ratings has not published on its website, www.fitchratings.com.

"Public Rating" means a "credit rating" as described in Fitch Ratings' Rating Definitions, available on its website, www.fitchratings.com which is published, or is intended to be published, by Fitch Ratings on its public website.

"Rated Entity" means, along with its agents: (i) the issuer or obligor with respect to any Security that has received or is expected to receive, as the case may be, a Rating from Fitch Ratings or (ii) an entity to which Fitch Ratings has assigned or is expected to assign, as the case may be, a Rating.

"Rating" shall have the meaning set forth in *Bulletin 07: Credit Products – Defined: Ratings, Assessments, Opinions and Scores* Bulletin 07: Credit Products – Defined: Ratings, Assessments, Opinions and Scores For the avoidance of doubt, this does not include ESG Ratings.

"Rating Action" shall have the meaning set forth in Fitch Ratings' Rating Definitions, published on Fitch Ratings' website, www.fitchratings.com.

"Security" or "Securities" means any security, programme or other financial instrument.

"Senior Global Group Head" has the meaning as is set forth in *Bulletin 22: Senior Global, Global & Regional Group Heads* Bulletin 22: Senior Global, Global & Regional Group Heads

"Senior Analytical Management" means, collectively, the Global Analytical Head and all other managers listed in Bulletin 22: Senior Global, Global & Regional Group Heads

"Sustainable Fitch" means the separate division of Fitch Ratings that is dedicated to ESG Rating Activities.

"UK Analyst" means an analyst based in a UK CRA.

"UK CRA" means each of Fitch Ratings Ltd. and Fitch Ratings CIS Ltd. (including any of their branches (wherever located)).

"UK CRA Regulation" means Credit Rating Agencies (Amendment etc.) (EU Exit) Regulations 2019 (as amended from time to time).

"UK Endorsed CRA" means any of Fitch Ratings, Inc., Fitch Ratings Ireland Limited, Fitch Ratings España, S.A.U., Fitch Australia Pty Ltd., Fitch Ratings Brasil Ltda., Fitch (Hong Kong) Ltd., Fitch Ratings Japan Ltd., Fitch Mexico S.A. de C.V. or Fitch Singapore Pte. Ltd. (including any of their branches (wherever located)).

"UK Endorsed CRA Analyst" means an analyst based in a UK Endorsed CRA.

"UK Endorsed Rating" means a Public International Rating where the relevant Primary Analyst is employed by a UK Endorsed CRA.

"UK Public Rating" means a Public Rating with respect to which the Primary Analyst, as that term is used in the *Bulletin 02: The Rating Process Manual (RPM)* is employed by UK CRA.

3. ANALYST COMMUNICATIONS OF ANALYTICAL VIEWS

Subject to the confidentiality obligations in Bulletin 41: Confidential Information Policy and the prohibitions set forth in Section 8 below, Analysts may discuss or communicate their Analytical Views with BRM or any third party.

Further requirements relating to communications with journalists and in social media are outlined in *Fitch Group Bulletin 05: Social Media Policy* *Fitch Group Bulletin 05: Social Media Policy*

4. PROHIBITION ON ANALYST INVOLVEMENT IN FEE NEGOTIATIONS

4.1. Analysts are prohibited from:

4.1.1 Initiating or participating in negotiations or discussions regarding fees or payments to Fitch Ratings related to any Rating, with any Rated Entity or other third party, or otherwise being provided information pertaining to engagement-specific fees or billing relating to a Rating;

4.1.2 Subject to Sections 9, 10 and 11 below, participating in sales or marketing of Ratings or other products or services of Fitch Ratings or any of its affiliates; and

4.1.3 Otherwise taking into account sales or marketing considerations when assigning, or taking any subsequent actions with respect to, Ratings.

4.2. Despite Fitch Ratings' controls, it is not always possible to prevent Analysts from receiving communications that contain fee or billing information. If an Analyst receives such information in violation of this Policy, relevant staff must ensure that the matter is promptly recorded in EMS, as is set forth in applicable operating procedures or process manuals.

4.3. It is permissible for Analysts to become aware of fee or billing information related to a Rating that is publicly disclosed (e.g., through public offering documents for capital market issuance purposes or in a public tender document), or included in a prospectus or offering document. Receipt of fee or billing information in such circumstances is not a violation of this Policy, and need not be recorded in EMS.

5. BRM NEGOTIATION OF FEES AND BILLINGS

5.1. BRM is responsible for pricing each request for Ratings. Only BRM (and on their behalf members of the Finance, accounting or billing departments, referred to collectively as "Finance", and members of the Legal Department) may communicate with a Rated Entity or other third-party regarding fees or billings.

5.2. BRM and Finance are responsible for obtaining and recording all fee-related information, and for entering it into the appropriate systems.

5.3. All questions regarding fees, billings or general pricing policies received by Analysts, must be referred to the appropriate contact within BRM or Finance. Analysts may not provide the information to the requestor.

5.4. BRM and Finance must not communicate (in email or otherwise) information concerning individual fees or billings for Ratings to or with Analysts.

6. BRM COMMUNICATIONS TO ANALYSTS

To ensure that Analysts can perform their Analytical Activities in an environment free from commercial or financial pressure or influence, BRM must appropriately manage their communications with Analysts.

6.1. BRM may make a reasonable and balanced enquiry to an Analyst regarding Analytical Activities that is intended to clarify facts or the basis for an Analytical View.

6.2. However, BRM may not call into question, lobby or otherwise pressure an Analyst with respect to:

6.2.1 Taking (or refraining to take) a particular Rating Action;

6.2.2 Proposed changes to criteria or methodologies;

6.2.3 Instances where the level of an indicative/initial, expected or final Rating was lower than preliminary feedback initially provided to a Rated Entity or other third party;

6.2.4 The recommendation or vote of a particular Analyst in a rating committee; or

6.2.5 Other negative commercial implications or relationship issues that may arise from Analytical Activities and/or a Rating Action, including without limitation, negative commercial implications or relationship issues that may arise in connection with a product or service offered by an entity of the Fitch Group.

7. FITCH RATINGS' FINANCIAL & MARKET SHARE INFORMATION

Analysts may not be provided Fitch Ratings' financial or Market Share Information other than as is set forth below.

7.1. Fitch Ratings' Financial Information

Analysts are prohibited from receiving revenue information, P&L statements and other non-public documents describing the financial performance of the Fitch Group or Fitch Ratings (collectively, "Financial Information") other than as follows:

7.1.1 *Global/Regional/Sector-Level Information.* Finance may periodically provide aggregated Fitch Ratings revenue, budget, and expense items such as salary and travel, to Senior Analytical

Management, to assist them in planning hiring needs for Analysts, and managing Analysts' expenses. This information may also be provided to Senior Analytical Management in the course of internal planning sessions, consistent with the requirements set forth below, and to monitor the execution of those plans, and also as part of regular update meetings for Senior Analytical Management.

7.1.2 *Country-Level Information.* Finance may periodically provide aggregated country-level Fitch Ratings' Financial Information to Analysts who are board members of local operating entities ("Local Board Members"), where the Financial Information is necessary to fulfill their local board or regulatory responsibilities.

7.1.3 *Aggregated Financial Information.* Analysts may periodically receive aggregated information on the overall financial performance of Fitch Ratings, in the context of discussions related to compensation.

7.2. Market Share Information.

Analysts may receive Market Share Information only as follows:

7.2.1 For purposes of demonstrating Fitch Ratings' knowledge of, coverage of or depth in a particular market or sector, BRM may include or mention Market Share Information in joint Analytical / BRM presentations, discussions and meetings with Rated Entities and other third parties.

7.2.2 Senior Analytical Management may receive relevant Market Share Information in the course of internal planning sessions, consistent with the requirements set forth below in Section 9, and to monitor the execution of those plans.

7.2.3 If they are Local Board Members, where country-level Market Share Information is necessary for them to fulfill their local board or regulatory responsibilities.

7.2.4 If, as part of communicating strategic objectives set by the Fitch Group or Fitch Ratings, high-level Market Share Information is disclosed to all Fitch Group or Fitch Ratings' employees.

> *Tip: Any communication of Market Share Information to an Analyst should be appropriately balanced so as to not suggest that an Analyst is involved in commercial efforts designed to increase Fitch Ratings' market share.*

8. INFORMATION SHARING BETWEEN BRM & ANALYSTS

8.1. Providing Advance Notice of Rating-Related Information to BRM

8.1.1 *EU Public Ratings or EU Endorsed Ratings, UK Public Ratings or UK Endorsed Ratings[1].* Analysts working on an EU or UK Public Rating or EU or UK Endorsed Rating are prohibited from disclosing to BRM staff located anywhere in the world (and BRM is prohibited from soliciting the information from Analysts or Rated Entities) advance, pre-publication notice or information regarding any Rating

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[1] It should be noted that there is overlap in these definitions. A Public International Rating that is (i) issued by a non-EU, non-UK Fitch Ratings CRA will be both an EU Endorsed Rating and a UK Endorsed Rating; (ii) an EU Public Rating will also be a UK Endorsed Rating; and (iii) a UK Public Rating will also be an EU Endorsed Rating.

Action on an EU or UK Public Rating or an EU or UK Endorsed Rating[2] , the timing as to when a rating committee for an EU or UK Public Rating or an EU or UK Endorsed Rating is to be held or is expected to be held[3], or the withdrawal of an EU or UK Public Rating or EU or UK Endorsed Rating for analytical reasons.[4]

- Analysts may only provide this information to BRM simultaneously with the public release of the information.

- All questions that BRM staff receive with respect to the above, must be referred to the appropriate Analysts.

8.1.2 *All Other Ratings.* In many cases BRM has a Need to Know Rating Actions and other related information in advance of the publication.[5] These reasons may include enabling BRM to be prepared for calls from Rated Entities and other third parties, or to more effectively manage a commercial relationship. Accordingly, Analysts may provide to BRM staff with a Need to Know advance (pre-publication) information regarding:

- A Rating Action with respect to a Private Rating, unless the Rating falls within the definition of an EU Public Rating, EU Endorsed Rating, UK Public Rating or UK Endorsed Rating because the Rated Entity has specified in writing its intention that the Rating be published at a future point (thus triggering the prohibition in Section 8.1.1);

- A Rating Action with respect to a Public Rating, other than an EU Public Rating, EU Endorsed Rating, UK Public Rating or UK Endorsed Rating (thus triggering the prohibition in Section 8.1.1);

- A research or other report to be issued, unless it includes or is issued contemporaneously with a Rating Action with respect to an EU Public Rating, EU Endorsed Rating, UK Public Rating or UK Endorsed Rating (thus triggering the prohibition in Section 8.1.1); and

- Criteria exposure drafts to be posted for comment.

8.1.3 If BRM receives Confidential Information pursuant to this Section, it must maintain the confidentiality of that Confidential Information per the requirements in *Bulletin 41: Confidential Information Policy* until the information becomes publicly available.

8.2. Sharing of Market Intelligence

8.2.1 Analysts may notify BRM (and vice versa) of changes in other rating agencies' staff, products, services or criteria, or issues/errors of other rating agencies.

8.2.2 In addition to other types of permissible sharing of Confidential Information as may be set forth in Bulletin 41, BRM may share with Analysts (and vice versa) feedback they receive from Rated Entities or other third parties regarding:

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2   Accordingly, it would not be permitted for BRM to be part of the standard review or approval process for RACs or other reports with respect to EU Public Ratings or EU Endorsed Ratings as well as with respect to UK Public Ratings or UK Endorsed Ratings.

3   Target dates and deadlines for assigning new Ratings are a commercial term that may be negotiated by BRM. Accordingly, BRM is not prohibited from having information regarding target dates or deadlines, so long as they are not made aware of specific dates on which a rating committee for an EU Public Rating or EU Endorsed Rating as well as for a UK Public Rating or UK Endorsed Rating is to be held prior to those dates. For the avoidance of doubt, BRM is not prohibited from having information on dates on which a rating committee for an EU Public Rating or EU Endorsed Rating and for a UK Public Rating or UK Endorsed Rating was held after the final rating committee has already taken place.

4   As BRM would trigger a withdrawal of an EU Public Rating, EU Endorsed Rating, UK Public Rating or UK Endorsed Rating for commercial reasons, BRM is not prohibited from having information with respect to the fact of the withdrawal. However, BRM is still subject to the prohibitions in this Section regarding the associated Rating Action or the timing of the rating committee.

5   Securities trading by an employee that holds such Need to Know Confidential Information remains subject to Bulletin 13: Global Securities Trading and Conflicts of Interest Policy Bulletin 13: Global Securities Trading and Conflicts of Interest Policy Questions should be directed to the Compliance Department.

- Rating Actions;

- Other analytical products, criteria or publications; or

- The products or services of other rating agencies, including relative strengths/weaknesses of those products or services.

However, if negative feedback or an unfavorable comparison of Fitch Ratings or its Analytical Activities is provided to BRM, then BRM should deliver the information to an Analyst of a sufficiently senior level, with care taken so as to not appear to be pressuring or influencing the applicable Analytical Activities.

8.2.3   For planning, educational or market intelligence purposes, BRM may solicit information or views from Analysts, and Analysts may provide information or views to BRM, relating to:

- Subject to Bulletin 41: Confidential Information Policy Rated Entities and other third parties (including unrated entities to whom BRM is marketing Fitch Ratings' products and services) which BRM may seek to contact to establish or advance a commercial relationship;

- Which Rated Entities or sectors may be more (or less) active in the capital markets at a given point of time; and

- Fitch Ratings' credit or other views on a Rated Entity, sector or market compared to those of other rating agencies, including the rating level of competitors and whether their criteria is likely to lead to higher or lower ratings.

9.   INTERNAL JOINT MEETINGS WITH BRM & ANALYSTS

9.1. Analytical Team Meetings

9.1.1   While periodic attendance at analytical team meetings may be appropriate, BRM staff may not regularly attend internal analytical team meetings where analytical matters such as upcoming rating committees, likely Rating Actions, etc., are expected to be discussed.

9.1.2   If BRM attends an internal analytical team meeting, they must leave the room/meeting prior to any discussion of non-public Rating Actions or other information prohibited by this Policy or *Bulletin 41: Confidential Information Policy* *Bulletin 41: Confidential Information Policy* being disclosed to BRM.

9.2. Internal Planning Sessions

9.2.1   BRM and Analysts may attend or participate in certain parts of each other's planning sessions or similar meetings, provided that:

- Analysts are assigned topics, presentations and agenda items that focus only on credit, criteria and other analytical matters, including capital market developments;

- BRM staff are assigned topics, presentations and agenda items that focus only on commercial or competitive aspects; and

- BRM and Analyst managing directors participating in the planning sessions are responsible for carefully considering and managing any perception issues that may arise from "joint" presentations or materials.

9.2.2   In addition, BRM may, during this planning process, consult Senior Analytical Management in developing revenue budgets, in revising relevant fee schedules, and to better understand the complexity of transactions for fee-setting purposes.

9.2.3   However, in the context of these meetings and consultations, only Senior Analytical Management may access materials containing, or participate in discussions relating to, non-public Financial Information or Market Share Information. All other Analysts must leave the room/meeting prior to such discussions, and may not receive or review the related documentation or presentations.

10. EXTERNAL JOINT MEETINGS WITH BRM & ANALYSTS

10.1.   Joint meetings with BRM, Analysts, Rated Entities and/or other third parties are permitted so long as:

10.1.1   Analysts leave the room/meeting before BRM begins discussing commercial matters or fee structures; and

10.1.2   BRM leaves the room/meeting before the Rated Entity or other third parties begin the process of providing Confidential Information of the Rated Entity relevant to the assignment of ratings. However, Confidential Information may be shared subsequently with BRM as permitted by *Bulletin 41: Confidential Information Policy* Bulletin 41: Confidential Information Policy

10.2.   In addition to the requirements above, the following additional restrictions and conditions apply depending on the type of meeting:

10.2.1   *Commercial-Focused Meetings.* Meetings, discussions or other interactions organized for the primary purpose of enabling Fitch Ratings to secure new business, or future business from existing Rated Entities, must be led by BRM. Analysts may attend or participate in such meetings only for the purpose of communicating Analytical Views.

10.2.2   *Dual-Purpose Commercial/Analytical Meetings.* Meetings, discussions or other interactions designed to cover both commercial and analytical topics, must include both a BRM representative and an Analyst to address their respective topics.

11. BUSINESS EVENTS & ENTERTAINMENT

Analysts may attend or be present at social events, networking events, conferences or dinners together with BRM, Rated Entities and other third parties, provided they do so in accordance with *Bulletin 13: Global Securities Trading and Conflicts of Interest Policy* Bulletin 13: Global Securities Trading and Conflicts of Interest Policy

12. QUESTIONS

For questions or issues concerning this Policy, please contact the Compliance Department at reporting@fitchratings.com.

Owner:	Chief Compliance Officer
Summary of Changes:	Appendix A
Supplements:	The following policies or procedures are referenced in this Bulletin and should be consulted when interpreting and revising this Bulletin:

- Fitch Rating Definitions
- Bulletin 02: The Rating Process Manual (RPM)
- Fitch Group Bulletin 05: Social Media Policy
- Bulletin 07: Credit Products – Defined: Ratings, Assessments, Opinions and Scores Bulletin 07: Credit Products – Defined: Ratings, Assessments, Opinions and Scores
- Bulletin 13: Global Securities Trading and Conflicts of Interest Policy
- Bulletin 22: Senior Global, Global & Regional Group Heads

Appendix A

Summary of Changes

August 16, 2022

The clarifying statement **"**All Fitch Ratings employees are subject to this policy and must not take any action that could result in a contravention of any provision herein" was added to the preamble.

June 23, 2022

Bulletin 4 Section 8.1.1 footnote 3 was updated in relation to circumstances in which rating committee dates can be disclosed to BRM.

December 17, 2021

Bulletin 04 has been updated to include references to Sustainable Fitch.

December 2020

Bulletin 04 was modified to reflect Brexit-related changes to definitions in readiness for the FCA assuming regulatory oversight for Fitch Ratings UK business from 31 December 2020. No material changes have been made to this document.

March 2018

Bulletin 04 was modified to fix the numbering scheme. No material changes have been made to this document.

FitchRatings — Bulletin 10: Firewall Policy

EXECUTIVE SUMMARY

Objective: To manage potential conflicts of interest regarding Fitch Ratings' assignment (both pending and actual) or maintenance of Ratings on certain affiliated entities by setting forth prohibitions and disclosure requirements on the assignment or maintenance of Ratings where there is a common control, ownership interest or other affiliation between Fitch Ratings and that entity.

Application: Fitch Ratings, Inc. and each of its Rating affiliates that issues Ratings under the trade name "Fitch Ratings"

Effective Date: 31 December 2020

Version: 11.4

Replaces: Bulletin 10, *Firewall Policy,* Version 11.3 (30 November 2020)

1. INTRODUCTION

1.1. As a general matter, Fitch Ratings is prohibited from assigning or maintaining Ratings on any entity directly or indirectly controlling, controlled by or under common control with Fitch Ratings. For affiliations not involving control, Fitch Ratings must eliminate, or manage and disclose, potential conflicts arising out of it having a direct or indirect interest in a Rated Entity, or if a Rated Entity has a direct or indirect interest in Fitch Ratings.

1.2. EU and UK Requirements

Pursuant to the more stringent requirements set forth in EU law and UK law, each EU and UK CRA:

- is prohibited from assigning a Rating on an entity or its Securities if: (i) the entity owns 10% or more of the EU or UK CRA, (ii) any of the Shareholders or Control Persons of the EU or UK CRA own 10% or more of the entity or a Related Third Party, or (iii) any of these Shareholders or Control Persons is a member of the board of directors of the entity or a Related Third Party; and

- must make additional disclosures in connection with any Rating of a Rated Entity or its Securities rated by this EU or UK CRA, if any of these Shareholders or Control Persons have a smaller (i.e., from 5% up to less than 10%) ownership interest in the Rated Entity.

1.3. EU and UK Endorsed CRAs

Each EU or UK Endorsed CRA:

- is prohibited from assigning an international scale Rating on an entity or its Securities if: (i) the entity owns 10% or more of this EU or UK Endorsed CRA, (ii) any of the Shareholders or Control Persons of this EU or UK Endorsed CRA own 10% or more of the entity or a Related Third Party, or (iii) any of these Shareholders or Control Persons is a member of the board of directors of the entity or a Related Third Party; and

- must make additional disclosures in connection with any international scale Rating of a Rated Entity or its Securities rated by this EU or UK Endorsed CRA, if any of these Shareholders or Control Persons have a smaller (i.e., from 5% up to less than 10%) ownership interest in the Rated Entity.

1.4. Additional Information

Bulletin 10A Firewall Policysets forth the control, ownership and board membership information necessary to implement this Policy.

2. DEFINITIONS

"Affiliate" means any entity designated as an Affiliate in Bulletin 10A.

"BRM" means Business and Relationship Management.

"**Control Person(s)**" means a person or entity designated as a Control Person in Bulletin 10A.

"**CRA**" means a credit rating agency.

"**Director Affiliations**" means, with respect to any Fitch Director, his or her service as a director, officer or trustee of a Rated Entity.

"**Disclosable Interest**" means, with respect to an entity, an Equity Interest or directorship identified as a Disclosable Interest in Bulletin 10A.

"**Disqualifying Interest**" means, with respect to an entity, an Equity Interest or directorship identified as a Disqualifying Interest in Bulletin10A.

"**Equity Interest**" means, with respect to an entity, a percentage of any of the capital, voting rights or any other ownership interest of the entity or any of its Related Third Parties.

"EU" means the European Union.

"EU Analyst" means an analyst employed by an EU CRA**.**

"EU CRA" means Fitch Ratings Ireland Limited (including any of its branches (wherever located)).

"EU Endorsed CRA" means any of Fitch Ratings, Inc., Fitch Ratings Ltd., Fitch Ratings CIS Ltd., Fitch Australia Pty Ltd., Fitch Ratings Brasil Ltda., Fitch (Hong Kong) Ltd., Fitch Ratings Japan Ltd., Fitch Mexico S.A. de C.V. or Fitch Singapore Pte. Ltd. (including any of their branches (wherever located)).

"EU Endorsed CRA Analyst" means an analyst employed by an EU Endorsed CRA.

"EU Endorsed Rating" means an international scale Public Rating where the relevant primary analyst is an EU Endorsed CRA Analyst.

"**Fitch Director(s)**" means an individual who is a member of the Board of Directors of Fitch Group, Inc., Fitch Ratings, Inc., Fitch Ratings Ltd., Fitch Ratings (Thailand) Ltd, Fitch Ratings Lanka Ltd. S.A., Fitch Ratings CIS Limited, and Fitch Ratings Ireland Limited.

"Fitch Ratings" means Fitch Ratings, Inc. and each of its Rating affiliates that issues Ratings under the trade name "Fitch Ratings".

"Private Rating" means a Rating which Fitch Ratings has not published on its website, www.fitchratings.com.

"Public Rating" means a Rating which Fitch Ratings has published on its website, www.fitchratings.com.

"**Rated Entity**" means (i) the issuer, obligor or (but only with respect to Ratings assigned by an EU or UK CRA) a Related Third Party with respect to any Security that has a current Rating from Fitch Ratings or (ii) an entity to which Fitch Ratings has currently assigned a Rating. The requirements with respect to Rated Entities as set forth in this Policy apply regardless of the type, nature or legal form of the Rated Entity, including whether it is a for-profit or not-for-profit entity.

"**Rating**" means a "Rating" as defined in <u>Bulletin 07: Credit Products – Defined: Ratings, Assessments, Opinions and Scores Bulletin 07: Credit Products – Defined: Ratings, Assessments, Opinions and Scores Bulletin 07: Credit Products – Defined: Ratings, Assessments, Opinions and Scores</u>that assesses the creditworthiness of an issuer or its Securities. For purposes of this Bulletin 10, "Rating" includes any indication of the likely direction of the Rating.

"**Related Third Party**" means (i) with respect to an entity, any other entity (x) who holds, directly or indirectly, a 20% or more Equity Interest in the first entity, (y), in which 20% or more of the Equity Interest is held directly or indirectly by the first entity[1] or (z) who is otherwise, directly or indirectly linked to the first entity by control; and (ii) with respect to any entity that issues Securities which are part of a structured finance transaction, an arranger/sponsor[2], servicer[3] or originator[4] with respect to that transaction which substantially interacts with an EU or UK Analyst, or an EU or UK Endorsed CRA Analyst with respect to an EU or UK Endorsed Rating, as the case may be, on behalf of the issuer of the Securities. Prohibitions and disclosures with respect to Related Third Parties are only applicable to Ratings assigned by an EU or UK CRA or to international scale Ratings assigned by an EU or UK Endorsed CRA.

"**Security**" means any security, programme or other financial instrument.

"**Shareholder**" means a person or entity designated as a Shareholder of Fitch Ratings in Bulletin 10A.

"**Surveillance Analyst**" means the analyst to whom responsibility for ongoing surveillance of a structured finance transaction is typically transferred after the Rating has been published.

"**UK Analyst**" means an analyst employed by a UK CRA.

"**UK CRA**" means each of Fitch Ratings Ltd. and Fitch Ratings CIS Ltd. (including any of their branches (wherever located)).

"**UK Endorsed CRA**" means any of Fitch Ratings, Inc., Fitch Ratings Ireland Limited, Fitch Australia Pty Ltd., Fitch Ratings Brasil Ltda., Fitch (Hong Kong) Ltd., Fitch Ratings Japan Ltd., Fitch Mexico S.A. de C.V. or Fitch Singapore Pte. Ltd. (including any of their branches (wherever located)).

"**UK Endorsed CRA Analyst**" means an analyst employed by a UK Endorsed CRA

"**UK Endorsed Rating**" means an international scale Public Rating where the relevant primary analyst is an UK Endorsed CRA Analyst.

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[1] Related Third Parties of Related Third Parties are not included. For example, where Company A is the Rated Entity and it owns a 20% Equity Interest in Company B, Company B is a Related Third Party of Company A, but if Company C also owns a 20% or more Equity Interest in Company B, Company C is not a Related Third Party of Company A unless there is some other link of control between Company A and Company C.

[2] For the sake of clarity, the terms "arranger" and "sponsor" used in this definition each refer to the lead structurer of the relevant transaction. If there is more than one structurer of a transaction, the structurer that has the most interaction with Fitch Ratings will be deemed the lead structurer for the purposes of this definition.

[3] For the purposes of this definition, the term "servicer" (i) excludes all subservicers; (ii) refers to any "servicer", "master servicer" and "special servicer" ; (iii) refers, in the case of asset-backed commercial paper and credit-linked notes, to the "administrative agent"; and (iv) refers, in the case of structured credit transactions, to the asset manager. In the case of multiple servicers, master servicers or special servicers, the following servicers will be deemed to be "Related Third Parties" for purposes of this definition: (a) only those acting with respect to 15% or more of the underlying assets; and (b) where there is no servicer which acts with respect to 15% or more of the underlying assets, the top three servicers which act in respect of the largest percentages of these assets.

[4] For purposes of this definition, the term "originator" refers, in the case of structured credit transactions that do not have originators, to the asset manager. In case of multiple originators, the following originators will be deemed to be "Related Third Parties" for the purposes of this definition: (a) only those supplying 15% or more of the underlying assets; and (b) if there are no originators which supply 15% or more of the underlying assets, the top three originators which supply the largest percentages of these assets.

3. PROHIBITIONS ON ASSIGNING OR MAINTAINING RATINGS

This Section sets forth those circumstances under which Fitch Ratings is prohibited from initiating or maintaining a Rating on an entity and/or its Securities. No Fitch Ratings CRA may initiate or maintain a Rating on any other Fitch Ratings CRA. The following are additional restrictions:

3.1. Within the EU and UK:

An EU or UK CRA is prohibited from assigning a Rating[5] on an entity or its Securities if, in Bulletin 10A, that entity, or a Related Third Party[6], is listed as having a Disqualifying Interest within the EU or UK.

If an EU or UK CRA is currently maintaining a Rating on a Rated Entity and/or its Securities, and Compliance subsequently obtains knowledge that there is a Disqualifying Interest in the EU or UK with respect to this Rated Entity, then Compliance will initiate the assessment process set forth in Section 5.2 to determine whether this Rating can continue to be maintained. The results of the assessment process will be communicated in writing to the applicable regional analytical group head and the relevant BRM staff member(s), as appropriate, for implementation.

3.2. EU and UK Endorsed Ratings:

An EU or UK Endorsed CRA is prohibited from assigning a Rating on an entity or its Securities if, in Bulletin 10A, that entity, or a Related Third Party[7], is listed as having a Disqualifying Interest within the EU or UK.

If an EU or UK Endorsed CRA is currently maintaining a Rating on a Rated Entity and/or its Securities, and Compliance subsequently obtains knowledge that there is a Disqualifying Interest in the EU or UK with respect to this Rated Entity, then Compliance will initiate the assessment process set forth in Section 5.2 to determine whether this Rating can continue to be maintained. The results of the assessment process will be communicated in writing to the applicable regional analytical group head and the relevant BRM staff member(s), as appropriate, for implementation.

3.3. Outside the EU or UK (other than an EU or UK Endorsed CRAs):

A CRA located outside the EU or UK (other than an EU or UK Endorsed CRA) is prohibited from initiating or maintaining a Rating on an entity or its Securities if it is listed in Bulletin 10A as having a Disqualifying Interest outside the EU or UK.

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[5] A Rating is considered to be assigned by an EU CRA if the primary analyst covering the Rated Entity or Security is employed by that EU CRA. A Rating is considered to be assigned by a UK CRA if the primary analyst covering the Rated Entity or Security is employed by that UK CRA.

[6] The primary analyst is responsible for determining the Related Third Parties, if any, of an entity, and checking Bulletin 10A for information with respect to any such Related Third Parties. The primary analyst should contact EMEA Regulatory Compliance with any questions.

[7] The primary analyst is responsible for determining the Related Third Parties, if any, of an entity, and checking Bulletin 10A for information with respect to any such Related Third Parties. The primary analyst should contact EMEA Regulatory Compliance with any questions.

4.　DISCLOSURES

This Section sets forth those circumstances where initiating or maintaining a Rating on an entity and/or its Securities is not prohibited under Section 3, but nonetheless for purposes of managing and disclosing potential conflicts, further disclosures are appropriate or necessary.

4.1.　Disclosable Interests

If Bulletin 10A indicates that Fitch Ratings has a Disclosable Interest with respect to an entity, or if Fitch Ratings is permitted to assign or maintain a Rating following conclusion of the assessment process set forth in Section 5.2, then Fitch Ratings shall publicly disclose the existence of that Disclosable Interest by posting the information on the Fitch Ratings public website, and:

- with respect to each Public Rating of the Rated Entity and its Securities, and any subsequent changes to or affirmations of that Public Rating, by including a link to the posted disclosures in the relevant rating action commentaries; and

- with respect to each Private Rating of the Rated Entity and its Securities, and any subsequent changes to or affirmations of that Private Rating, by including the URL or link to the posted disclosures in the relevant rating letter or any subsequent rating action letter.

4.2.　Global Disclosure of Director Affiliations

Fitch Ratings will provide market participants and the public with information, provided to Fitch annually by Fitch's Directors, pertaining to the Director Affiliations, by annually posting or updating the information on its public website, and

- in the case of a Public Rating, by including a link to the posted disclosures in the rating action commentaries setting forth the Public Rating(s) of the Rated Entity or its Securities, and any subsequent changes to or affirmations of such Public Rating(s); or

- in the case of a Private Rating, by including the URL or link to the posted disclosures in the rating letter with respect to such Private Rating, and any subsequent rating action letters.

5.　OTHER CONTROLS & REQUIREMENTS

5.1.　Employee Notification Requirement

If an employee becomes aware that (i) any ownership, directorship, control or other information set forth in Bulletin 10A is incorrect or incomplete, or (ii) a change in the facts or circumstances has occurred that may be relevant to a prior determination permitting Fitch Ratings to initiate or maintain a Rating on an entity or its Securities, the employee must promptly inform Compliance (by email at reporting@fitchratings.com) and their manager. In such cases:

- other than carrying out ongoing monitoring tasks with respect to existing Ratings, the employee must cease all further rating activities with respect to that entity and/or its Securities unless and until notified otherwise by Compliance; and

- Compliance will initiate the assessment process, in accordance with Section 5.2, to determine whether rating activities with respect to that entity and/or its Securities can proceed or continue and, if so, whether any additional restrictions, limitations or disclosures would be appropriate.

5.2.　Compliance Responsibilities:

Compliance shall:

- *Bulletin 10A.* Produce, update and publish Bulletin 10A internally on a regular basis.

- *Assessment Process Relating To Potential Conflicts of Interest*. Upon identifying a new potential conflict of interest that may trigger a prohibition in accordance with Section 3, convene a group of internal stakeholders charged with performing a documented assessment of:

  - the specifics of the potential conflict,

  - whether Fitch Ratings may assign, or continue to maintain, a Rating on the entity or its Securities given the potential conflict and, if so, whether any previously assigned Ratings should be re-examined,

  - the type and nature of the appropriate disclosures if the Rating can be assigned or maintained, and

  - whether any additional measures are required to manage the potential conflict.

Upon completion of the assessment, Compliance will communicate the results to relevant Fitch Ratings employees.

- *Director Affiliations.* Produce, update and publish on Fitch Ratings' website, www.fitchratings.com, the disclosure of Director Affiliations set forth in Section 4.2.

- *Disclosable Interests.* Produce, update and publish on Fitch Ratings' website, www.fitchratings.com, the Disclosable Interests set forth in Section 4.1.

5.3. BRM

Prior to entering into an engagement whereby the counterparty requests Fitch Ratings to assign, or to monitor, a Rating for an entity or Rated Entity and/or its Securities, the relevant BRM employee shall confirm whether the prohibitions of this Policy apply, by taking the steps set forth in the relevant policies and procedures governing BRM.

5.4. Analytical Group

Prior to assigning a new Rating, or taking any rating action with respect to an existing Rating, the primary Analyst assigned to the Rating (or in the case of previously assigned Structured Finance Ratings, the appointed Surveillance Analyst) shall confirm whether the prohibitions (for all Ratings) or disclosure obligations (for Private Ratings[8]) of this Policy apply, by taking the steps set forth in the relevant policies and procedures governing the ratings process.

6. QUESTIONS

For questions or issues concerning this Policy, please contact Compliance at reporting@fitchratings.com.

Owner:	Chief Compliance Officer
Summary of Changes:	Appendix A
Supplements:	Bulletin 10A Firewall Policy
	Compliance Firewall Procedures
	Fitch Group Bulletin 08: Firewall Policy-Segregation of Credit Rating Activities

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[8] Analysts' obligations with respect to the disclosure requirements in this Policy pertain only to Private Ratings. Compliance is responsible for coordinating the process such that the necessary disclosures are made in connection with Public Ratings (see Section 5.2)

Appendix A Summary of Changes

June 2018

1.   Limitations on assigning Ratings to entities affiliated with Marc Ladreit de Lacharriere were removed in light of Fimalac sale of remaining minority share in Fitch Group to Hearst.

2.   Revised definition of Related Third Party to more closely track the language of the EU CRA Regulation.

3.   Expanded EU requirements to apply to endorsed ratings.

January 2020

To clarify the meaning of the terms arranger, sponsor, servicer and originator, as used in the definition of 'Related Third Party' In connection with a structured finance transaction.

June 2020

Definition of 'Fitch Director(s)' updated to reflect merger of Fitch Deutschland GmbH into Fitch Ratings Ireland Limited.

November 2020

Definition of 'Fitch Director(s)' updated to reflect merger of Fitch España S.A.U.(including a branch in Sweden) into Fitch Ratings Ireland Limited.

December 2020

Addition of UK references to cover supervision by the new UK Regulator, the FCA, starting 31st December 2020.

Definitions section updated to include new UK-related definitions and revised EU-related definitions

EXECUTIVE SUMMARY

Objective: To establish employee reporting and other obligations designed to help identify and manage potential conflicts of interest.

Application: Individuals employed by Fitch Ratings and their Family Members.

1. OVERVIEW

This Policy, which addresses Securities trading and other potential conflicts of interest between Fitch Ratings and its employees, contains prohibitions, restrictions and disclosure requirements applicable to employees that help identify and manage these potential conflicts, and ultimately protect Fitch Ratings' reputation.

2. DEFINITIONS

"Account" means any brokerage account out of which an Employee or their Family Member has the legal capability or potential to trade and/or hold Securities, unless the Account is maintained as a Blind Trust. For the avoidance of doubt, an "Account" includes brokerage accounts in which the Employee or his or her Family Member has a beneficial ownership interest or over which the Employee or his or her Family Member has discretion or control (e.g. as account owner, power of attorney, trustee, etc.).[1]

"Analytical Activities" means data and information analysis and the evaluation, approval, issuing and review of (i) credit ratings, (ii) other opinions as to creditworthiness and (iii) non-credit ratings.

"Analytical Employee" means any Employee that performs Analytical Activities.

"Analytical Group Employee" or "AG Employee" means any Employee, including Analytical Employees, administrators and others that work in any of the following groups:

- Corporates & Leveraged Finance
- Structured Finance and Covered Bonds
- Credit Policy
- Criteria & Risk
- Financial Institutions Group including:
  - o Banks
  - o Non-Banks ("NBFI")
  - o Insurance
  - o Fund and Asset Manager ("FAM")
- Global Analytical Management
- Public Finance including:
  - o International Public Finance
  - o U.S. Public Finance

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[1] In Hong Kong, "Account" also includes brokerage accounts (i) belonging to an Employee's minor children and (ii) in which an Employee's minor children hold beneficial interests.

- o Global Infrastructure Group
- Model Development Team ("MDT")
- Sovereigns

"**Blind Trust**" means a financial arrangement in which an owner of a brokerage account has granted the administration of the assets and trading activity within the account to an independent trust to prevent conflicts of interest. A brokerage account that an Employee or Family Member maintains under such an arrangement will not be an Account under this Bulletin if it meets the following criteria:

- The trust executor(s) has full discretion over the assets and is independent of the Employee and his or her Family Members and not otherwise related to the Employee; and
- The Employee and his or her Family Members have no knowledge of the holdings or trading activity of the trust.

"**BRM**" means Business & Relationship Management.

"**Business Entertainment**" means any activity where the primary purpose is to further business relations and includes, but is not limited to such activities as dinners, golf outings, sporting events, and theatre and concert performances.

"**Business Event**" means any activity, such as an industry conference, networking event, meeting or business meal, where the primary purpose is to engage in analytical, research or information-gathering activities (for AG Employees) or to conduct commercial activities (for BRM Employees).

"**Bulletin 13 Exceptions Committee**" is comprised of the Chief Risk Officer, the Chief Compliance Officer, the General Counsel, the relevant Executive Committee member and a Managing Director in the requesting employee's direct management hierarchy.

"**Compliance**" means Fitch Ratings' Global Compliance Group, which is responsible for supervising compliance with this Bulletin as well as other Fitch Ratings policies and procedures designed to control, mitigate and manage conflicts of interest or the appearance of conflicts of interest.

"**Close Personal Relationship**" is a personal relationship with a level of intimacy that would create the appearance of a personal influence in the management of business and/or Analytical Activities in a reasonable observer. A Close Personal Relationship is meant to cover relationships with a closer personal connection than mere friendships or acquaintances, and is often, but not exclusively, romantic or relational.

"**Compliance Monitoring System**" refers to the software system used to disclose and manage certain potential conflicts of interest, including but not limited to Securities trading activity and Account ownership of Employees and their Family Members.

"**Confidential Account**" means an Account owned by an Employee's Family Member, where the Employee has provided written certification that:

- The Employee has no knowledge of his or her respective Family Member's Account and holdings;
- The Employee understands that he or she is prohibited from sharing inside information and that the Employee takes all reasonable steps to ensure that the respective Family Member has no access to such information; and
- That the Employee will notify Compliance immediately should he or she develop knowledge of his or her Family Member's Account or holdings.

"Confidential Information" has the meaning as set forth in *Bulletin 41: Confidential Information Policy*.

"Dependent Child" means someone who is (i) under 18, (ii) unmarried and (iii) does not have a civil partner.

"E-feed Broker" means a financial institution that participates in automated electronic reporting of Securities transactions and holdings to Fitch Ratings.

"Employee" means an individual employed by Fitch Ratings or an employee of another Fitch Group, Inc. company who has access to Confidential Information.

"ETF" means exchange-traded fund.

"FAM" means the Fund & Asset Managers Group within Fitch Ratings.

"**Family Members"** means:

- An Employee's spouse or any partner of that person considered by national law as equivalent to the spouse;

- An Employee's Dependent Child, regardless of residence;

- Any relative or dependent sharing the Employee's home, to the extent allowed by local law;

- Any legal entity (e.g.: company, partnership, trust, etc.) whose managerial responsibilities are discharged by, controlled by, or established for the benefit of an Employee or a person listed above (excluding, for the avoidance of doubt, a Blind Trust);

- Any person that has granted investment discretion or trading authorization to an Employee or a person listed above; or

- In relation to employment related recusals see Exhibit A for variations to this definition applicable to the Employees specified in Exhibit A.

    The definition <u>does not </u>include:

    - An Employee's spouse during divorce proceedings; or

    - An Employee's parent residing in the Employee's home if the Employee can certify that he or she does not have any knowledge of the parent's Securities holdings or trading activity.

"Fitch Ratings" means Fitch Ratings, Inc. and any of its credit ratings affiliates that issue ratings under the trade name Fitch Ratings.

"Gift" means a tangible item, a favor, credit or points received as part of a loyalty program under which an Employee has not earned the points or credits, or money received (in all cases, free of charge) by an Employee in connection with their work at Fitch Ratings. Gifts do not include Business Events or Business Entertainment.

"GSE" means government sponsored enterprise.

"Group Investment Restriction" means a restriction applicable to an Employee and his or her Family Members that is described in the Bulletin 13 Annex.

"Insider Trading" (sometimes referred to as "Insider Dealing") means purchasing or selling a Security while aware of MNPI relating to or impacting the price of the Security.

"Key Management Position" in a Rated Entity means:

- A member of a board of directors of that entity;

- An executive officer (e.g.: President, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Legal Officer, Treasurer, etc.) of that entity;

- Any role that reports directly to the Chief Financial Officer or Treasurer of that entity; or

- A role in that entity that regularly interfaces with Fitch Ratings or other credit rating agencies.

"Managed Account" means an Account where the owner does not have input into the specific investment decisions made in the Account. A Managed Account is under the control of an independent third-party who is a licensed broker, investment advisor or equivalent. Unlike a brokerage account that is maintained as a Blind Trust, an owner may have knowledge of the holdings and transactional activity in a Managed Account.

"Material Non-Public Information" or "MNPI" has the meaning as set forth in *Bulletin 41: Confidential Information Policy*

"Non-Active Account" means any Account that an Employee certifies in writing is not used for purchasing or selling Reportable Securities. A Non-Active Brokerage Account is not considered an Account under this Policy. If a Reportable Securities transaction occurs in a Non-Active Brokerage Account, this account will be considered under this Policy to be an Account for a period of one year after the date of the last Reportable Securities transaction.

"Outside Interest" is as described in Section 7.1.

"Political Cause" is as defined in Section 10.1.

"Private Investment" means Securities or other ownership interests in companies, organizations, partnerships, funds, assets or businesses, where those Securities or ownership interest are not publicly listed or traded.

"Rated Entity" means:

- The issuer, obligor, guarantor, or credit support provider with respect to any Security that is rated or in the process of being rated by Fitch;

- An entity to which Fitch Ratings has assigned or is in the process of assigning an Issuer Default Rating; and

- Originator, arranger, sponsor/servicer or any other party that interacts with a credit rating agency on behalf of an issuer, including any person directly or indirectly linked to that Rated Entity by control.

"Rating" is as defined in *Bulletin 07: Credit Products – Defined: Ratings, Assessments, Opinions and Scores.*

"Ratings Eligible Entity" means any entity with more than $25 million (or the equivalent in another currency) in outstanding debt.

"Regional Group Head" means an individual who has regional management responsibility for a specific product area within an analytical group (e.g., the Regional Group Head for EMEA Corporates).

"Reportable Security" refers to any Security holding that is required to be disclosed to Fitch Ratings in accordance with this Bulletin. For clarity, Securities may be Reportable Securities even though this Bulletin does not restrict an Employee or Family Member from holding or trading in that Security. For all Employees and their Family Members, a Reportable Security includes:

- Debt securities, such as bonds, notes, exchange traded notes and debentures;
- Equities, such as common stock and preferred stock;
- Financial derivative contracts, such as equity and index options (including employee stock options), rights and warrants and futures contracts;
- Municipal securities;
- Private Investments in Rated Entities or Ratings Eligible Entities;
- Structured products; and
- Obligations of GSEs, such as Fannie Mae or Freddie Mac.

For **Analytical Group Employees and their Family Members**, a Reportable Security also includes:

- Sector Funds

For **Analytical Group Employees in FAM and their Family Members**, a Reportable Security also includes:

- Mutual funds, ETFs, and other collective investment schemes; and
- Money market funds.

For **Analytical Group Employees in Sovereigns, International Public Finance, Financial Institutions and their Family Members**, this also includes:

- Direct obligations of a sovereign nation or any agency thereof; and
- Obligations fully guaranteed by a sovereign nation or any agency thereof.

"Reportable Securities Transaction" refers to a buy or sell transaction in any Reportable Security or that occurs in any Account.

"Reporting Groups" is as defined in Section 10.1.

"Restricted Stock" means any Security that, by contract or law, cannot be freely sold or transferred to another person.

"Sector Fund" means a mutual fund, ETF, or unit trust that concentrates its investments in a specific industry or market sector (e.g.: technology, financial services, healthcare, precious metals, etc.).

"Security" means any negotiable financial instrument or investment.

"Sri Lanka National Ratings – Associated Persons" means (1) directors, CEO and employees of Fitch Ratings Lanka and (2) members of Sri Lankan national rating committees.

"Temporary Worker" means any individual that is contracted for a fixed duration or an approximate end date directly by Fitch Ratings or indirectly via a third party.

"Tipping" means the act of providing MNPI about a publicly traded company to a person who is not authorized to have that information.

3. INTRODUCTION

Employees are expected to understand the requirements set forth in this Bulletin, and to take reasonable precautions to identify, manage and/or avoid conflicts of interest and the appearance of conflicts of interest.

Under no circumstance may an Employee perform Analytical Activities involving a Rated Entity or Security if he/she might be unduly influenced in any way and under no circumstance may an Employee use Confidential Information in the context of making his/her own personal investment decisions.

Employees are required to report personal investment information relating to Accounts and Reportable Securities belonging to them and their Family Members, to the extent allowed by law. This information will be used on a need to know basis for compliance monitoring purposes, and stored in secured servers and files. However, Fitch Ratings may be required to disclose this information in connection with a subpoena, court order, or as otherwise required by applicable law or by any judicial, legislative or regulatory authority, and may do so without prior notice to you.

4. SECURITIES TRANSACTIONS

Reportable Securities Transaction prohibitions, restrictions and requirements are designed to help Fitch Ratings and its Employees avoid conflicts of interest and Insider Trading violations. The type of applicable restriction(s) depends on the Employee's job function as follows:

All Employees and their Family Members are subject to the following, as detailed below:

- Insider Trading Prohibition;

- Thirty-Day Holding Period Restriction;

- Short Sale Prohibition;

- Futures and Options Prohibition;

- Pre-Clearance (FAM only – see section 4.6); and

- Securities Reporting (unless exempt from reporting as set forth in Section 6).

In addition to the above, Analytical Group Employees and certain non-Analytical Group Employees and their Family Members are subject to the following as detailed in the Bulletin 13 Annexes:

- Group Investment Restrictions

- Sri Lanka National Ratings – Associated Persons and their Family Members, are prohibited from trading in all securities rated or in the progress of being rated by Fitch Ratings Lanka which are set out in the Sri Lankan Securities Restricted List as detailed in Sri Lanka – Associated Persons' Employees Restricted Lists section on the Compliance Monitoring System for impacted employees.

4.1 Insider Trading Prohibition

Transacting in any security while in possession of MNPI (i.e., Insider Trading) or passing along such information to others who are not authorized to have it (i.e., Tipping) is illegal. Penalties for Insider Trading or Tipping can be severe. For example, the person who trades on MNPI, or who provides such information to others, may be subject to civil penalties, criminal fines and imprisonment. Additionally, the improper use or disclosure of MNPI could result in significant reputational damage to, or legal liability or regulatory liability for, Fitch Ratings.

Fitch Ratings strictly prohibits Insider Trading and Tipping. An Employee's failure to adhere to this requirement could result in dismissal from employment in addition to civil and criminal penalties.

4.2 Thirty Day Holding Period Restriction

Employees and their Family Members must hold Securities they purchase in any Account for at least 30 calendar days prior to selling the Security. The time frame is calculated on a last in, first out basis. This restriction does not apply to Securities transactions in Managed Accounts.

4.3 Short Sale Prohibition

Employees and their Family Members are prohibited from engaging in short selling strategies seeking to profit from downward price movements of Securities. Similarly, Employees and their Family Members are prohibited from selling Securities they have borrowed or that they do not own outright.

This prohibition does not apply to Securities transactions in Managed Accounts.

4.4 Futures and Options Prohibition

Employees and their Family Members are prohibited from engaging in futures and options trading, with the exception of buying protective puts. As protective puts are also subject to the 30-day holding period restriction described above, both the option expiration date as well as any sales to close or unwind some or all of the position, must be more than 30 calendar days after the initial purchase date of the put.

This prohibition does not apply to Securities transactions in Managed Accounts.

4.5 Group Investment Restrictions

Analytical Group Employees and certain non-Analytical Group Employees and their Family Members are subject to the Group Investment Restrictions applicable to the Employee's group, which restrict Employees and their Family Members from investing in certain industries, issuers, fund types and Security types. Group Investment Restrictions apply whether or not Fitch Ratings assigns or maintains a rating in respect of a specific issuer or Security. These restrictions are published in the Annex to this Policy.

If an Employee's Group Investment Restrictions change as a result of a transfer to a different group, the Employee and his or her Family Members remain subject to the previous Group Investment Restrictions for sixty (60) calendar days following the transfer, while also being subject to the Group Investment Restrictions, if any, applicable to the new group.

Analytical Group Employee Group Investment Restrictions apply to Securities transactions in Managed Accounts. It is each Analytical Group Employee's and his or her Family Members responsibility to ensure investment advisors comply with such restrictions. However, Group Investment Restrictions do not apply to Securities transactions in Managed Accounts for non-Analytical Employees.

Global Group Heads or their designees are responsible for establishing and maintaining their respective Group Investment Restrictions, and for promptly informing Compliance when changes are required.

4.6 Pre-Clearance

Employees may obtain pre-clearance in the Compliance Monitoring System prior to the execution of a Reportable Securities Transaction in their Accounts or their Family Members' Accounts. Approval will constitute an affirmation by Compliance that the transaction will not result in a violation of the provisions of this Bulletin if executed within seven business days following the date of approval. Employees who do not pre-clear transactions in Accounts and who transact in violation of any of the rules herein (including any applicable Group Investment Restrictions) will be subject to discipline, and the failure to preclear the transaction will be viewed as an aggravating factor in the determination of the level of disciplinary penalty. FAM Employees must follow the FAM Trade Pre-Approval Request Procedure.

Reportable Securities Transactions in Managed Accounts are not subject to pre-clearance.

Fitch Ratings' President and Global Analytical Head must seek approval from the Fitch Ratings, Inc. Board of Directors prior to executing a Reportable Securities transaction.

5. DIVESTMENT AND RECUSAL REQUIREMENTS

5.1 Divestment Requirement

No Employee is permitted to perform Analytical Activities involving a Rated Entity or Security if he/she holds that Security or Securities of that Rated Entity. Employees and their Family Members who hold Securities that conflict with the Group Investment Restrictions must divest such Securities as soon as possible, but by no later than the timeframes below. Recusals may need to be put in place when such Securities cannot be divested immediately.

Reason Employee or Family Member Holds Restricted Securities	Divestment Deadline
New Employee	Prior to the Employee's start date
Employee Transfer	As soon as practical, in communication with Compliance
Securities Acquired through a Gift or Inheritance, or which become restricted following marriage	As soon as practical, in communication with Compliance

5.2 Recusal Requirement

It may be necessary in certain cases for Analytical Group Employees to recuse themselves from performing Analytical Activities for a Rated Entity or Security. A recusal may be required if an Analytical Group Employee or his or her Family Members hold a Security not permitted by the applicable Group Investment Restrictions, until the Security can be divested. This may exist where:

- An Employee or his or her Family Member purchased the Security in contravention of the requirements of this Policy;

- An Employee transfers to a Group which restricts ownership in a previously held Security;

- A Security held by an Employee or his or her Family Member becomes restricted following marriage;

- An Employee or his or her Family Member receives a restricted Security through inheritance or gift;

- An Employee or his or her Family Member holds Restricted Stock; or

- An Employee's Family Member is employed by an issuer of Securities, and holds Securities of that issuer (including Securities received as compensation).

In addition, other potential conflicts may arise that would require recusal, such as where:

- An Analytical Group Employee has a Close Personal Relationship with someone who holds a Key Management Position at an entity that operates in a sector prohibited under the Analytical Group Employee's Group Investment Restrictions; [2] and

- An Analytical Group Employee or his or her Family Member has an Outside Interest (as described in section 7.1 below) that creates a conflict of interest or the appearance of a conflict of interest with the Employee's work for or with Fitch Ratings.

6. ACCOUNTS AND SECURITIES REPORTING

This Section sets forth the requirements regarding the reporting of certain Accounts and Securities.

6.1 Reporting Obligations and Exemptions

Unless explicitly exempted in accordance with one of the three Exemptions set forth below, Employees must ensure that they and their Family Members disclose Accounts, Reportable Securities holdings and Reportable Securities Transactions in the manner set forth below. However, transactions and holdings in investments other than Securities, and the opening of Accounts that are prohibited by law from holding any type of Reportable Security (e.g., mutual-fund only-accounts, bank accounts that can only hold cash, etc.), are not subject to the disclosure, reporting and/or pre-clearance requirements of this Policy, except with respect to FAM employees, who are subject to the disclosure, reporting and/or pre-clearance requirements with respect to mutual fund accounts and mutual fund trading activity.

Exemption 1: Employees who by virtue of their role do not have routine access to electronic files and systems storing confidential ratings, or commercial or financial information are not subject to the Securities Reporting requirement. These roles include:

- Messengers, drivers, cleaning and cafeteria staff;

- HR staff;

- Front desk staff;

- Facilities; and

- Employees who work exclusively for non-ratings affiliates, but who are legally employed and paid by Fitch Ratings because the affiliate does not have a separate legal entity in the country in which the Employee works or resides, provided there are proper physical segregation and access controls between the Fitch Ratings' office and the affiliate's office.

Exemption 2: Reporting is not required for the following types of Securities transactions:

- Changes in the number, nature or character of Securities previously reported due to subsequent corporate actions (e.g.: stock splits, dividends, mergers and acquisitions, etc.);

- Securities transactions made in accordance with automatic investment plans, such as dividend reinvestments (provided that the initial investment in the Security and plan was Reported);

- Securities transactions in Blind Trusts (Accounts maintained as Blind Trusts are not reportable); and

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[2] For Analytical Group Employees in Japan, Hong Kong, Singapore, Taiwan and voting members of Fitch Ratings Japan rating committees, please refer to Exhibit A for the variation in the definition of Family Members who would be deemed as having a "Close Personal Relationship" with the Employee.

- Securities transactions in Managed Accounts belonging to non-AG Employees and their Family Members, provided that Compliance has reviewed the Account agreement and confirmed that the Account qualifies for treatment as a Managed Account.

Exemption 3: Reporting of transactions, holdings or account statements is not required for the following Accounts, after written certification regarding Account status is provided to Compliance:

- Non-Active Brokerage Accounts of Employees and their Family Members, so long as the Account retains its Non-Active status; and
- Confidential Accounts belonging to Family Members of Employees, so long as the Account retains its Confidential Account status.

6.2 Accounts

Employees must report all Accounts owned by themselves and their Family Members via the Compliance Monitoring System unless specifically exempt from the reporting requirements under this Bulletin. For the avoidance of doubt, this requirement applies to Managed Accounts, and Accounts designated as Confidential Accounts or Non-Active Brokerage Accounts.

6.3 Reporting of Securities Transactions and Accounts

6.3.1 Manual Reporting Requirements

Unless an exemption is available or the Account is held at an Efeed Broker, Employees must manually report all Reportable Securities Transactions and other Securities holdings, and manually submit all Account statements, as set forth below. Employees who fail to submit required information or documents will be subject to disciplinary measures which may include being required to move their Account(s) to an Efeed Broker.

- *Reportable Securities Transactions.* Securities transactions in Accounts belonging to Employees and their Family Members must be reported by the Employee manually to the Compliance Monitoring System within 10 business days[3] of the trade date.[4] [5]

- *Account Statements.* Employees and their Family Members must upload quarterly statements for Accounts to the Compliance Monitoring System within 15 business days following the end of the calendar quarter, or as soon as practical. If there have been no transactions in an Account in any given quarter and the reporting in the Account is otherwise current, in lieu of uploading a quarterly statement an Employee may certify that there have been no transactions in the Account in a manner suitable to Compliance.

- *Other Reportable Securities Holdings.* An Employee must report the acquisition of Securities by Employees or their Family Members through other means such as by gift, inheritance, marriage, compensation payment (e.g., stock options or Restricted Stock), etc., manually via the Compliance Monitoring System. If such holdings result in a potential conflict under the Employee's Group

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[3] All Analytical Group Employees who have an individual license with the Monetary Authority of Singapore (whether based in Singapore or elsewhere) must report listed Securities transactions in their accounts within 7 calendar days of the trade date.

[4] This transaction reporting requirement does not apply to securities transactions executed in Accounts that Compliance has certified to be 1) Managed Accounts held by non-Analytical Employees or 2) Confidential Accounts.

[5]

Investment Restrictions, the Employee must discuss possible recusals and liquidations with Compliance and follow any required remediation plan set by Compliance.

6.3.2 Electronic ("EFeed") Reporting Requirements

Fitch Ratings has arranged to receive automated electronic reporting of Securities holdings and transactions from a number of Efeed Brokers as discussed below. If Reportable Securities Transactions are electronically reported to Fitch Ratings through an Efeed Account, the Employee is not required to manually report them via the Compliance Monitoring System. A list of Efeed Brokers and instructions on how to link Accounts to electronic feeds is available from Compliance.

6.4 Efeed Broker Requirement

Any Account held by Fitch Ratings Employees and/or their Family Members in the US must be held at an E-feed Broker, unless the Account has been grandfathered[6] in or one of the below exceptions applies. Employees who are not residents of the US may maintain Accounts at Brokers that do not provide an E-feed, but any such Account is subject to increased manual reporting under Section 6.3.1, and adherence to the manual reporting requirements will be strictly construed against the Employee. New Fitch Ratings Employees must transfer all non-E-feed Reportable Accounts to an approved E-feed Broker within 60 days of notification.

Employees are exempt from the Efeed Broker requirement in the following cases:

- Where an Employee's Family Member works at a brokerage firm that does not provide Fitch Ratings with an electronic feed, but requires its employees to maintain their Accounts at that firm;

- Where an Employee or his or her Family Member holds a Security that cannot be legally sold or transferred to an E-feed Broker; and

- Accounts owned by an Employee or his or her Family Member set up for employee stock option plans that are limited to transactions in the sponsoring company's stock.

7. OUTSIDE INTERESTS AND EXTERNAL RELATIONSHIPS

Employees are prohibited from holding any position as a partner, officer, director, trustee, board member, or controlling stakeholder of any Rated Entity or Ratings Eligible Entity that operates in a sector that is covered by the Employee's group, or that otherwise presents a conflict of interest in respect of their position of employment at Fitch Ratings.

7.1 Employee Outside Interests

Employees are required to obtain approval from their Global Group Head (or, for non-Analytical Group Employees, other global management) and notify Compliance prior to engaging in any type of "Outside Interest" as described below:

- A position as a partner, officer, director, trustee, board member, or controlling stakeholder of any Rated Entity or Ratings Eligible Entity that the Employee is not outright prohibited from serving;

- A position as an officer or board member of a trade or professional organization or association;

- A position as an officer, board member or trustee of an educational institution;

- An elected or appointed government office; or

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[6] Accounts that are maintained in the United States and belong to Employees and their Family Members are not subject to the Efeed requirement if, prior to February 7, 2011 the Account was opened and the employee worked at Fitch Ratings. However, the employee will be required to close or transfer the Account if reporting requirements are not fulfilled or the employee violates Fitch Policy.

- Any position serving a government, public agency, authority, commission, regulatory body, or self-regulatory organization.

These requirements apply to both for-profit and non-profit organizations. Employees seeking approval to engage in an Outside Interest must submit a request for approval via the Compliance Monitoring System prior to beginning to engage in the Outside Interest.

7.2 External Relationships

An Analytical Employee must immediately notify his/her Managing Director and Compliance if he/she has a Close Personal Relationship with someone who holds a Key Management Position at a Rated Entity or Ratings Eligible Entity that operates in any sector that is covered by the Analytical Employee's group. Similarly, an Analytical Employee in the International Public Finance, US Public Finance, or Sovereigns groups must notify his/her Managing Director and Compliance if he/she has a Close Personal Relationship with someone who holds an elected or appointed government office.

If the Analytical Employee has a Close Personal Relationship with someone who holds a Key Management Position at a Rated Entity or Ratings Eligible Entity that operates in any sector covered by the Analytical Employee's group, the Analytical Employee must file a recusal.

For Analytical Group Employees in Japan, Hong Kong, Singapore and Taiwan, and voting members of Fitch Ratings Japan rating committees please refer to Exhibit A for the variation in definition of Family Members who would be deemed as having a Close Personal Relationship with the employee.

7.3 Outside Employment and Consulting

In addition to the Outside Interest requirements set forth in this Policy, Employees are directed to Fitch Ratings' separate Human Resources' Outside Employment and Consulting Policy. That policy contains additional prohibitions and requirements relating to outside activities.

8. GIFTS

All Employees, regardless of job function, are prohibited from soliciting or accepting Gifts in connection with their work at Fitch Ratings, other than as set forth in the below chart.

While Analytical Group Employees are also prohibited from extending gifts in connection with their work at Fitch Ratings, BRM and non-Analytical Group Employees may extend Gifts that are appropriate and reasonable given the circumstances.

Action	Analytical Employees	BRM and Non-Analytical Employees
Solicit or accept a Gift	Not Permitted	Not Permitted
Extend a Gift	Not Permitted	Permitted

Any exception to this requirement must be granted in advance by Compliance.

8.1 Protocol to be followed when a Gift is received:

- The Gift must be returned, donated or destroyed;

- The Employee must send a letter to the donor that explains Fitch Ratings' restriction against accepting Gifts and requests no Gifts be proffered in the future; and

- The Employee must disclose the Gift and upload a copy of the letter to the Compliance Monitoring System.

9. BUSINESS EVENTS AND BUSINESS ENTERTAINMENT POLICY

9.1 Business Events

When participating in Business Events, Employees are required to maintain a clear separation of analytical and commercial activity, and adhere to the requirements set forth in *Bulletin 04: Segregation of Commercial & Analytical Activities*. Additional considerations and restrictions applicable to Analytical Group Employees are set forth below.

9.1.1   Analytical Group Employees may attend or present at Business Events, provided they remain aware of, and appropriately manage, perception issues that may arise from attendance at these events.

9.1.2   Furthermore, Business Event expenses incurred by Analytical Group Employees must be paid for by Fitch Ratings and must conform to Fitch Ratings' expense reimbursement policy. However:

- An entity may only pay for an Analytical Group Employee's travel or lodging expense when attending a Business Event if it is related to an activity necessary to conduct Fitch Ratings' business, and if payment of that expense has been incorporated into the commercial agreement between the entity and Fitch Ratings;

- A conference sponsor may pay for an Analytical Group Employee's attendance fee only if he or she is a speaker or panelist; and

- Analytical Group Employees are permitted to accept supplies, food, and beverage during a Business Event only if the value of such items does not exceed $25, or the equivalent in other currencies.

9.1.3   With the prior approval of their Regional Group Head, Analytical Group Employees may invite employee(s) of a Rated Entity, its affiliates, or investors to be their guest at appropriate Business Events.

9.1.4   An Analytical Group Employee may attend a reception at a Business Event, if the reception is open to all conference attendees without charge.

9.2 Business Entertainment

Business Entertainment must:

9.2.1   Be reasonable, customary and not overly frequent;

9.2.2   Include both Fitch Ratings Employees and those of the entity extending or sponsoring the Entertainment (otherwise it is deemed a Gift); and

9.2.3   Not lead to an influence in ratings or any decision to purchase goods or services from a supplier, or create the perception that such influence may exist.

Business Entertainment that is extravagant, prohibited by law or known to violate an external party's policy is prohibited under this Policy. Details as to the restrictions on Business Entertainment are set forth on the below chart:

Action	Analytical Employees	BRM and Non-Analytical Employees
Attend a Business Event paid by Fitch Ratings	Permitted	Permitted
Attend a Business Event paid by a third party	Not Permitted	Permitted
Extend Business Event	Permitted	Permitted
Attend Business Entertainment	Fitch Sponsored Only*	Permitted
Extend Business Entertainment	Not Permitted**	Permitted
Accept supplies and food/beverage during A business meeting (not exceeding $25 or equivalent in other currency)	Permitted	Permitted

Analytical Group Employee must excuse themselves from any fee related or commercial discussion while BRM employees must exclude themselves from any analytical discussion.

** Analytical Group Employees who are members of the Fitch Ratings Executive Committee are permitted to extend Business Entertainment.

10. POLITICAL OR CHARITABLE CONTRIBUTIONS

10.1 Political Contributions

Under no circumstances may corporate funds, facilities, or services of any kind be paid or furnished (i) to any political candidate or prospective candidate for public office, (ii) to any political party, or (iii) to any political initiative, referendum, or other form of political campaign (each such candidate, party or campaign, individually, a "Political Cause") by any Employee or representative on behalf of Fitch Ratings. Nothing in this Bulletin prohibits an individual Employee or Fitch Ratings' representative from making a political contribution on his or her own behalf; however, any proposed contribution by any BRM Employee within the U.S. Public Finance group, International Public Finance group, Global Infrastructure group, or Sovereigns group (collectively referred to as the "Reporting Groups") or Analytical Employee within a Reporting Group in excess of US$500, or the local currency equivalent, in the same calendar year to the same Political Cause must first be reported to and approved by the Personal Conflicts Monitoring team in Compliance.

10.2 Charitable Contributions

A charitable contribution on behalf of Fitch Ratings, excluding any gift made pursuant to an existing matching gift program, may only be made with the prior written approval in accordance with Section 3.7 of Fitch Group Bulletin 01: Anti-Corruption Policy Nothing in this Bulletin prohibits an individual employee or representative of Fitch from making a charitable contribution on his or her own behalf.

11. EXCEPTIONS TO POLICY REQUIREMENTS

Under limited circumstances, exceptions to specific requirements of this Bulletin may be granted. The Bulletin 13 Exceptions Committee will consider exceptions not expressly contemplated in this Bulletin. To request an exception, the Employee and his/her Managing Director, Global Group Head or Regional Group Head must submit a request on the Compliance Monitoring System.

12. NON-COMPLIANCE

Failure to comply with this policy may lead to disciplinary action, up to and including dismissal from employment. In addition, with respect to certain policy requirements (e.g., the prohibitions on Insider Trading), the Employee may be subject to personal civil and criminal liability.

As may be required by law, Fitch Ratings will as soon as practicable disclose any case where a rating was potentially impacted by a conflict of interest, and indicate whether there was an actual impact to the rating.

If a violation involves a Security purchased by an Employee while in possession of MNPI, the Employee in violation must not sell the Security until he/she is no longer in possession of MNPI, typically after the rating action or other relevant event occurs and is published. In this event, the Employee must be in consultation with and follow the directions of Compliance.

13. QUESTIONS

For questions or issues concerning this Policy, please contact compliance@fitchratings.com.

Owner:	Chief Compliance Officer
Summary of Changes:	Appendix A
Supplements:	The following policies or procedures are referenced in this Bulletin and should be consulted when interpreting and revising this Bulletin:

- Fitch Rating Definitions
- Fitch Group Bulletin 01: Anti-Corruption Policy
- Bulletin 04: Segregation of Commercial & Analytical Activities
- Bulletin 13: Annexes
- Bulletin 41: Confidential Information Policy

Exhibit A

Family Member definition for Employment Related Recusals

"Family Members" may be defined with additional variations or specifications in the following jurisdictions for the purpose of recusal from participation in or otherwise influencing the determination of a rating.

An employee must be recused in the following jurisdictions if he or she:

LATAM	
Colombia	Has a spouse or relatives up to the first degree of consanguinity, affinity or civil. Article 2.22.1.1.9, Decree 2555, 2010. In Colombia the family is established taking into the following issues among others: (i) degree of consanguinity; (ii) degree of affinity and (iii) civil. Articles 35 to 62, Civil Code: **First degree of consanguinity/affinity** • Consanguinity: Parents • Consanguinity: Children • Affinity: Spouses • Affinity: Parents-in-law • Affinity: Son-in-law / Daughter-in-law **First Civil** • Adoptive parents and adopted children
El Salvador	Has a spouse or relative within the first degree of consanguinity who are debtors of the financial system for credits that have been established sanitation reserves of 50% or more of the balance. Article 23 Stock Market Regulation. Has a spouse or relative within the fourth degree of consanguinity or second affinity of the members of the Board of Directors of the Ratings Agency or their respective spouses. Annex 3- Administrators Registration Regulation in the Public Stock Registration of the Superintendencia de Valores. Has a spouse and relatives within the first degree of consanguinity of the issuer´s employees. Article 95 (e) of Stock Market Regulation.
Honduras	Has a spouse or relative up to the fourth degree of consanguinity or second degree of affinity that are in any of the situations provided below: • People who have a subordination or dependency link with the issuer or companies related to it. • Officials who have a contract for the provision of professional services with the issuer or its related companies, with the issue being rated, or with a shareholder of more than 10% of their share capital. • People who provide or have provided within 12 months prior to the rating of financial advisory, consulting or auditing services for the financial statements of the issuer or its related companies. • The partners or administrators of the aforementioned persons as well as those who sign audit reports and opinions. • People who have provided directly or indirectly in the design, analysis, authorization and

	placement of the issue being rated. • People who have directly or indirectly held securities issued by the issuer or have received securities issued by the issuer as collateral. • The holders of securities issued by the issuer or have received securities issued by the issuer under guarantee. • People who have links with the issuer or issuance or who may be compromised by it. Article 25 #7 of CRAs Regulation (C-066/2010)
Nicaragua	The members of the Rating Committee, directors and shareholders of a Rating Company, must not be involved in the impediments established in articles 29,30,31,34 and 35 of the General Law of Banks, Non-Banking Financial Institutions and Financial Groups. Article 15 of CRA Regulation- Resolution No CD-SIBOIF-579-2-ABR1-2009. Has a spouse or partner permanently in de facto union or having a kinship relationship within the second degree of consanguinity or second affinity with a member of the Board of Directors of a rated bank. Article 29 #2 of CRA Regulation- Resolution No CD-SIBOIF-579-2-ABR1-2009. Has a spouse or relative within the fourth degree of consanguinity or second of affinity and that the latter had a personal interest or conflict of interest with rated banks. Article 34 of CRA Regulation - Resolution No CD-SIBOIF-579-2-ABR1-2009.
APAC	
Hong Kong	Has a spouse, partner, parent, child or sibling who works for a Rated Entity, pursuant to SFC Code of Conduct for Persons Providing Credit Rating Services, Para. 42(d)
Singapore	Has a spouse, son, adopted son, step-son, daughter, adopted daughter, step-daughter, father, step-father, mother, step-mother, brother, step-brother, sister or step-sister, who works for a Rated Entity, pursuant to MAS Code of Conduct for Credit Rating Agencies, Para. 7.5
Japan (also applies to Fitch Rating Japan rating committees)	Has a spouse, or a relative by blood or a relative by affinity of the first degree of kinship who works for a Rated Entity as an officer or in a similar role, pursuant to Articles 66-35 of Financial Instrument Exchange Acts and Article 308 of Cabinet Office Ordinance 52/2007
Taiwan	Has a spouse or a relative within the second degree of kinship who is a responsible person or managerial officer of a Rated Entity, pursuant to FSC Regulations Governing the Administration of Credit Rating Agencies, Article 22

Appendix A

Summary of Changes

- An Exhibit was added to address the expanded definition of Family Members for employment related recusals for employees in the APAC region.

- Analytical Group names were updated to reflect organizational changes.

- The following provisions within Securities trading and reporting were amended:
    - removing the deadline for reporting an account;
    - reporting of transactions was reduced from 10 business days to 7 calendar days for employees licensed with the MAS authority; and
    - pre-clearance was made optional.

- Restrictions on Political Contributions were added for certain groups.

- Guidance was added for Charitable Contributions.

1 June 2021

Definition of Rated Entity changed to reflect relevant related third parties.

2 July 2021

Modified section 6.3.1 to reflect the method by which employees report manual account statements.

6 August 2021

Re-inserted footnote on pg. 9 that was inadvertently removed. Updated table in section 8 to remove permitted business expense already included in section 9.2.3. Fixed general formatting issues.

17 February 2022

This policy was modified to include the definition of Dependent Child and to add hyperlinks to the Bulletins referenced in the text.

24 February 2022

Typo corrected in Definition of Rated Entity.

27 May 2022

Updates made to Exhibit A to include LATAM countries.

25 Nov 2022

Definition of Sri Lanka National Ratings – Associated Persons added and additional investment restrictions for this group added under section 4.

Modified section 6.4 to clarify Efeed broker requirement for US resident employees including those living abroad but with accounts in the US.

Typos corrected in Exhibit A for Colombia and Honduras.

Removed reference to Compliance Hotlines under section 13.

EXECUTIVE SUMMARY

Objective: To set forth the disclosure requirements regarding solicitation status, and Rated Entity participation in the rating process.

Application: All Fitch Ratings employees globally.

1. OVERVIEW

Fitch Ratings believes that investors benefit from increased rating coverage by Fitch Ratings, whether or not such Public Ratings are requested by, or on behalf of, Rated Entities; requested by, or on behalf of, Rated Entities but subsequently maintained by Fitch Ratings at its initiative; requested by investors; or initiated and freely provided by Fitch Ratings. Fitch Ratings uses the same criteria and rating committee procedures for Solicited Ratings as for Unsolicited Ratings. In some cases, the Rated Entity (and its agents) may choose not to participate in the rating process. For any Public Rating that Fitch Ratings assigns or maintains, irrespective of the participation status, Fitch Ratings believes that it has sufficient information to rate the Rated Entity and/or securities.

This Policy sets forth Fitch Ratings' disclosure requirements with respect to:

- the solicitation status of all Public Ratings; and

- situations without Issuer Participation in the rating process.

2. DEFINITIONS[1]

"EU CRA" means Fitch Ratings Ireland Limited (including any of its branches (wherever located)).

"Fitch Ratings" means Fitch Ratings, Inc. and each of its credit rating affiliates that issues ratings under the trade name "Fitch Ratings".

"Issuer Participation" means:

- with respect to structured finance Public Ratings, that the originator(s), issuer(s), placement agent(s) or other parties to the structured finance debt issuance have engaged in discussions with Fitch Ratings regarding the underlying collateral or the origination processes used to originate or monitor that collateral; and

- with respect to all other Public Ratings, that either of the following have occurred in the current analytical cycle and, in any case, within the 12 months preceding the date of the most recent rating action:

  o the Rated Entity's management engaged in substantive discussion of the primary topics driving the relevant Public Ratings, or

  o the Rated Entity, directly or indirectly, provided internal forecasts, risk management data or other non-public disclosure considered as part of the rating process.

"Public Rating" means a "credit rating" as described in Fitch Ratings' Rating Definitions, available on its website, www.fitchratings.com which is published, or is intended to be published, by Fitch Ratings on its public website.

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[1] Note that these definitions do not change the requirement imposed by US securities law for Fitch Ratings to specify, in each Rating Information Disclosure Form, whether the relevant credit rating was: (i) paid for by the obligor being rated or the issuer underwriter, depositor, or sponsor of the security or money market instrument being rated; (ii) paid for by a person other than the obligor being rated or the issuer, underwriter, depositor, or sponsor of the security or money market instrument being rated; or (iii) uncompensated.

"RAC" means a rating action commentary.

"Rated Entity" means (i) the issuer or obligor with respect to any security that has received or is expected to receive, as the case may be, a Public Rating from Fitch Ratings or (ii) an entity to which Fitch Ratings has assigned or is expected to assign, as the case may be, a Public Rating.

"Related Third Party" means the originator, arranger, sponsor, servicer or any other party that interacts with Fitch Ratings on behalf of a Rated Entity, including any person directly or indirectly linked to that Rated Entity by control.

"Solicited Rating" means a Public Rating that is assigned or maintained at the request of the Rated Entity or a Related Third Party.

"With Access to Internal Documents" means access to internal forecasts, risk management data or other non-public disclosure considered as part of the rating process.

"With Access to Management" means:

- with respect to structured finance Public Ratings, substantive discussions with the originator(s), issuer(s), placement agent(s) or other parties with responsibility for the issuance or administration of the structured finance debt issuance; and

- with respect to all other Public Ratings, substantive discussions of the primary topics driving the relevant Public Ratings with the Rated Entity's staff with managerial responsibilities for issuance or administration of the debt issuance.

"**With Rated Entity or Related Third Party Participation**" means, the same as Issuer Participation.

"**UK CRA"** means each of Fitch Ratings Ltd. and Fitch Ratings CIS Ltd. (including any of their branches (wherever located)).

"Unsolicited Ratings" means a Public Rating that (i) is assigned or maintained at the request of a person other than the Rated Entity or a Related Third Party, (ii) is assigned or maintained by Fitch Ratings at its own initiative and without compensation or (iii) was initially or at one time a Solicited Rating, but which is subsequently maintained by Fitch Ratings at its initiative and without compensation.

3. DISCLOSURES

3.1. Disclosure of Solicitation Status of Public Ratings

Fitch Ratings will disclose whether a Public Rating is a Solicited Rating or an Unsolicited Rating (i) in every RAC related to the assignment of a Public Rating, or the taking of any rating action with respect to a specific Rated Entity, (ii) in all Rated Entity-specific research published in connection with a rating action (including, but not limited to rating reports, presale reports, new issuance reports)[2] and (iii) on the Rated Entity/issuance summary page of the Fitch Ratings website.

3.2. Disclosure when no Issuer Participation

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[2] Alternatively, Rated Entity-specific research reports may include the following statement "For information on the solicitation status of the ratings included within this report please refer to solicitation status shown in the relevant entity's summary page of the Fitch Ratings website.

Fitch Ratings will disclose all cases where there has been no Issuer Participation in the rating process (i) in every RAC in which it assigns a Public Rating, or takes any rating action with respect to a specific rated Entity and (ii) in all Rated Entity-specific research[3].

3.3. Additional Disclosure of Issuer Participation Status for Unsolicited Ratings

For each Unsolicited Rating, Fitch will include the following participation status disclosures in every RAC in which it assigns a Public Rating, or takes and rating action with respect to a specific rated Entity:

ADDITIONAL DISCLOSURES FOR UNSOLICITED CREDIT RATINGS	
With Rated Entity or Related Third Party Participation	Yes / No
With Access to Internal Documents	Yes / No
With Access to Management	Yes / No

Taking into account the definitions of With Rated Entity or Related Third Party Participation, With Access to Internal Documents and With Access to Management, the following correspondences are expected:

- with respect to structured finance Public Ratings, a With Rated Entity or Related Third Party Participation response of "yes" should correspond to a With Access to Management response of "yes"; and

- with respect to all other Public Ratings, a With Rated Entity or Related Third Party Participation response of "yes" should correspond to an With Access to Internal Documents response of "yes" and/or a With Access to Management response of "yes";

3.4. Additional Disclosures Relating to EU CRAs and UK CRAs

For Public Ratings for which the primary analyst is based in an EU CRA or UK CRA, Fitch Ratings will additionally (i) include within every RAC in which it assigns a Public Rating, or takes a rating action with respect to a specific Rated Entity, a color-coded indication that identifies Unsolicited Ratings with respect to which there was no Issuer Participation, and (ii) apply a similar color-coding to these current Unsolicited Ratings provided in the Rated Entity/issuance summary page of the Fitch Ratings website

3.5. Additional Disclosures

Fitch Ratings will make any additional disclosures as required by applicable law or regulations, or by any relevant regulatory body.

3.6. Prohibitions on Unsolicited Ratings

Fitch Mexico S.A. de C.V. is prohibited from assigning unsolicited Mexican national scale ratings. There may be prohibitions with respect to national scale ratings under applicable local law in various countries. Any questions as to whether such prohibitions exist and, if so, how they apply, should be directed to Compliance.

4. QUESTIONS

For questions or issues concerning this Policy, please contact Regulatory Affairs, Policies and Procedures at RAPP@fitchratings.com.

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[3] Alternatively, Rated Entity-specific research reports may include the following statement "For information on the participation status, in the rating process, of an issuer listed in this report, please refer to the most recent rating action commentary for the relevant issuer, available on the Fitch Ratings website." .

Owner:	Susan Launi, Regulatory Affairs, Policies and Procedures
Summary of Changes:	Appendix A
Supplements:	None

Appendix A
Summary of Changes

Date: 3 March 2023

The following changes have been made:

- Removed 'or research update' from the definition of Issuer Participation.
- Removed "via link" from Section 3.1.
- Added footnotes 2 and 3.

Date: 15 March 2022

The following change has been made:

- Additional detail has been added to Section 3.1 on what is considered to be Rated Entity specific research.

Date: 14 December 2020

The following changes have been made:

- The defined term of "EU Fitch CRA" has been replaced with "EU CRA" and a new defined term of "UK CRA" has been added.

- The defined term of "Rating" has been replaced with "Public Rating".

- The additional disclosure requirements previously applicable to Ratings with primary analysts based in an EU Fitch CRA as specified in Section 3.4, are now applicable Public Ratings with primary analysts based in an EU CRA or a UK CRA.

- Definition of Related Third Party has been amended to align with the EU CRA Regulation and UK CRA Regulation definitions.

The above changes have been made in light of the completion of the implementation period regarding the exit of the UK from the EU (scheduled for 31 December 2020) and to incorporate standardised definitions.

In addition:

- The definition of Issuer Participation has been clarified with the insertion of ",directly or indirectly,". This is for clarification purposes.

EXECUTIVE SUMMARY

Objective:　To establish procedures for the receipt, retention and treatment of (i) complaints regarding credit ratings, models, methodologies and compliance with applicable laws and policies and procedures developed under regulatory requirements and (ii) confidential, anonymous complaints by employees or users of credit ratings.

Application:　All Fitch Ratings, Inc. ("Fitch Ratings") Employees

1. OVERVIEW

This policy outlines procedures for the receipt, retention and treatment of (i) complaints regarding credit ratings, models, methodologies and compliance with applicable laws and policies and procedures developed under regulatory requirements and (ii) confidential, anonymous complaints by employees or users of credit ratings.

Employees are reminded that they have the right to report suspected violations of federal law or regulation directly to any governmental agency or entity. They do not need the prior authorization from Fitch Ratings and they are not required to notify Fitch Ratings that they have made any report or disclosure to a governmental agency or entity.

2. DEFINITIONS

"Analytical Complaint" is a Complaint regarding (i) credit ratings, models or methodologies and/or (ii) Other Products.

"Assistant Investigator" means a person or persons who assist the Investigator in investigating the Complaint. The Investigator may appoint one or more Assistant Investigators at his or her discretion. An Assistant Investigator may not be a subject of the Complaint nor be a member of the group that is the subject of the Complaint.

"Conduct Complaint" is a Complaint regarding compliance with applicable laws or any of Fitch Ratings' policies and procedures developed to comply with applicable laws.

"Complaint" means an expression of dissatisfaction received by Fitch Ratings from any source (including an employee) that contains an allegation of a specific breach or failure by Fitch Ratings regarding (i) credit ratings, models, methodologies (ii) Other Products and/or (iii) compliance with applicable laws or any of Fitch Ratings' policies and procedures developed to comply with applicable laws. Matters that are being addressed as part of either the internal or external rating appeal process described in Section 3.2 herein are handled according to the relevant sections of the RPM and therefore not covered under this Policy. For the avoidance of doubt, the following are not considered Complaints: (a) feedback reflecting day-to-day Compliance, CPG, Legal, and Internal Audit functions, including but not limited to reports, conclusions, observations or recommendations, (b) CPG's Evaluating Committee Robustness reviews and/or reports, (c) matters recorded in, and in accordance with, Fitch Ratings' Exception Management System and (d) good faith fee disputes.

"Complaint Log" means the database used by Fitch Ratings to record the receipt of Complaints, to retain records of Complaints, and to track the treatment of Complaints.

"Complaint Manager" means a senior staff member (holding the title of Senior Director or a Managing Director) in the group or department of the employee who receives a Complaint. In groups or departments where the titles "Managing Director" or "Senior Director" are not used, the Complaint Manager is the senior most staff member of that group or department.[1]

"CPG" means the Credit Policy Group.

"Investigator" means the member of CPG or Compliance who investigates a Complaint. The Chief Credit Officer assigns Investigators to Analytical Complaints, and the Chief Compliance Officer assigns Investigators to Conduct Complaints. The Investigator may not be a named party in the Complaint nor be a subject of the Complaint.

"RPM" means Bulletin 2: *The Ratings Process Manual.*

"Senior Operations Manager" means an employee reporting directly to the Chief Operating Officer.

3. COMPLAINT HANDLING

3.1   Reporting and Investigating Complaints

3.1.a   Any Fitch Ratings employee who receives a communication that may constitute a Complaint shall promptly refer it to a Complaint Manager[2].

3.1.b   The Complaint Manager will discuss the communication with the employee who initially received it and determine if the communication is a Complaint. If the Complaint Manager determines that the communication is a Complaint, he or she shall then determine whether the Complaint is an Analytical Complaint or a Conduct Complaint and record it as such in the Complaint Log.[3] If the Complaint Manager determines that the communication is not a Complaint, no further action is necessary. If the Complaint Manager is uncertain whether the communication is a Complaint, she/he will consult with Compliance to make this determination and proceed as described above based on the outcome of that consultation.

3.1.c   If any member of CPG, Compliance, Human Resources or Legal receives or becomes aware of a communication that may constitute a Complaint outside of the procedure in Section 3.1.b above, that person shall ensure that (i) a relevant Complaint Manager is informed of the communication under Section 3.1.a above and (ii) such Complaint Manager complies with Section 3.1.b above.

3.1.d   The Complaint Log automatically notifies the Chief Credit Officer for Analytical Matters or Chief Compliance Officer for Conduct Matters that the Complaint has been filed. The Chief Credit Officer or Chief Compliance Officer, as applicable, reviews any report he or she receives and verifies (i) that the communication meets the definition of a Complaint and (ii) that it has been correctly designated as an Analytical Complaint or a Conduct Complaint.[4] If he or she determines that the report is a Complaint and that it has been properly designated, he or she shall appoint an Investigator within the Complaint Log and the Complaint Log will

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[1] In the event that the Global Group Head or Global Product Head of the employee's group or department is named in the Complaint and/or is the subject matter of the complaint, the Complaint Manager shall be the Chief Compliance Officer.

[2] Any employee who receives a verbal communication that may constitute a Complaint shall ask the complainant to provide a written description of the Complaint. If the complainant refuses to provide a written description, the employee who receives the verbal communication shall summarize the facts provided by the complainant in writing, and deliver the written summary to the Complaint Manager.

[3] The Complaint Log also automatically notifies the relevant Global Group Head, Senior Operations Manager or Global Product Head, and the member of Fitch Ratings' Executive Committee responsible for the area being investigated, of Complaints relevant to their business group and function, for information.

[4] If a Complaint could be accurately categorized in either or both categories, the Chief Credit Officer and the Chief Compliance Officer shall consult regarding the appropriate classification.

automatically notify the Investigator for handling. If he or she determines that the report is a Complaint but that it has been inappropriately designated, he or she shall change the designation and the process shall continue under the new designation. If he or she determines that the report is not a Complaint, he or she shall mark the matter in the Complaint Log as "dismissed/no action", and the matter is closed.

3.1.e   The Complaint Log automatically notifies the Investigator that he or she has been assigned as an Investigator. Upon receiving notice of the appointment, the Investigator may appoint one or more Assistant Investigators at his or her discretion, and shall proceed to investigate the allegations in the Complaint. The investigation may include a review of email or other relevant documents, personal interviews, or other investigatory methods at the discretion of the Investigator.[5]

3.1.f   Once an investigation is complete, the Investigator shall complete mandatory Complaint Log elements, including preparing a memorandum of findings and recommendations, and uploading the memorandum and any other relevant documents into the Complaint Log.

3.1.g   If the Investigator makes any recommendations as a result of the findings in the Investigation, he or she shall discuss those recommendations with the Chief Credit Officer (for Analytical Complaints), the Chief Compliance Officer for (Conduct Complaints), and the relevant Regional Group Head or Global Group Head, or designee (with respect to analytical employees), the relevant Global Product Head, or designee (with respect to BRM employees), or the relevant Senior Operations Manager, or designee (with respect to Operations employees), who shall decide on any remediations (including disciplinary actions) after consultation with the Investigator, and subject to completing 3.1h where applicable.

3.1.h   If the Investigator identifies any potential breach by an employee of any requirement set forth in Bulletin 4, Bulletin 13 or Bulletin 41 then the Investigator shall submit a Report (as defined in the Fitch Ratings' Employee Accountability Procedure) to determine whether there has been such a breach (and if so the level) in accordance with this Employee Accountability Procedure[6].

3.1.i   The Investigator shall consider whether any notices to the complainant are advisable and reasonable under Section 3.5 herein, and shall send any such notices in his or her discretion.

3.1.j   When all Complaint Log elements have been addressed, the Investigator shall record the final disposition of the Complaint, including any disciplinary action or remediation, and close the Complaint in the Complaint Log.

3.1.k   The Investigator shall send a copy of the memorandum of findings and recommendations to the relevant Global Group Head, Senior Operations Manager or Global Product Head and the member of Fitch Ratings' Executive Committee responsible for the area investigated.

3.2   External Appeals by Rated Entities or Internal Appeals by a Fitch Ratings Employee

Fitch Ratings expects that concerns raised by a rated entity during the rating process with respect to analytical matters will be addressed through the external rating appeal process described in the RPM.

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[5] The Investigator shall consider whether it would be appropriate to notify the relevant BRM Managing Director covering a rated entity associated with the subject of the Complaint, and shall notify that individual, if appropriate. The Investigator shall consider whether it would be appropriate to notify the relevant office head or country head in cases where a Complaint relates to an Analytical Matter on a national scale rating, and shall notify that individual, if appropriate.

[6] In the case of Conduct Complaints with respect Bulletin 4, Bulletin 13 or Bulletin 41, the same member of Compliance staff shall act as the Investigator for the purpose of this Policy and the Report Recipient for the purpose of the Employee Accountability Procedure.

Similarly, Fitch Ratings expects that concerns raised by a Fitch Ratings employee during the rating process with respect to analytical matters will be addressed through the internal appeal process set forth in the RPM. These matters are therefore excluded from applicability under this Policy.

If subsequent to the completion of the external or internal appeal process, or after the completion of the rating process, a party continues to assert that Fitch Ratings committed a failure or breach in respect of an analytical matter, the relevant rating committee chair or Regional Group Head must discuss with CPG whether the matter is a Complaint subject to this Policy. If they determine the matter is a Complaint, the rating committee chair or Regional Group Head will act as the Complaint Manager and shall log the Complaint and categorize it as an Analytical Complaint or a Conduct Complaint. The investigation shall then proceed as described above.

3.3   Anonymous Complaints

Any employee or user of credit ratings may make an anonymous complaint through Fitch Ratings' third- party service provider, Navex, through the "Ethics Hotline". Navex intakes reports via phone or webpage and provides a summary of the reports to Fitch Ratings without reference to any personally identifying information of the complainant. When Fitch Ratings receives a report through Navex, it assesses the report and handles any Complaint in the same manner as a Complaint reported by an identifiable individual[7]. Links and phone numbers to the anonymous reporting service are available to employees through a link on Fitch Ratings' intranet under the "Hotline and Reportable Events" tab on the FX homepage, and to members of the general public at fitchratings.com.

3.4   Confidential Log

The Confidential Log contains Complaints (i) submitted on a non-anonymous basis with respect to which the complainant has requested to be unidentified, or (ii) that the Chief Credit Officer, Chief Compliance Officer or Legal otherwise designates as deserving confidential internal treatment. Information regarding Complaints contained in the Confidential Log will generally be available only to those individuals who need access to the information for the purpose of investigating and/or resolving the Complaint or for other necessary purposes. The Confidential Log is for the convenience of Fitch Ratings only and is intended to minimize the internal access to certain Complaints. It is not meant to imply that the information meets the definition of "confidential" in any Fitch Ratings policy or in any other law or regulation, nor that the complainant is entitled to confidentiality.

Fitch Ratings may receive a Complaint from an identified or identifiable individual who wishes to remain unnamed during the course of the investigation. Fitch Ratings will strive to meet, to the extent reasonable and permitted by applicable law or regulations, any request for confidentiality by the complainant. Should the complainant request confidentiality, the Complaint Manager shall record that request, and the details of the Complaint, in the Confidential Log. Fitch Ratings shall not and cannot make any guarantee of confidentiality to a complainant or any other party, and must thoroughly investigate all Complaints even if doing so could reveal the source, or likely source, of the Complaint. Complainants desiring anonymity are encouraged to report matters through the anonymous methods described in Section 3.3 above. The presence of a Complaint on the Confidential Log does not imply a guarantee of confidentiality.

3.5   Responses to Complainants

Fitch Ratings will seek to provide the complainant notice, within 30 days of receiving the Complaint, that the Complaint is under review, although Fitch Ratings is under no obligation to notify the complainant and may decide not to do so in some cases[8]. Fitch Ratings will strive to resolve the Complaint and provide a written response to the complainant within 60 days of initial receipt of the Complaint. However, resolution of any given Complaint may extend beyond 60 days due to the complexity of the investigation or for other

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[7] Reports made through Navex are automatically distributed to senior individuals in several different functional groups, including the Chief Compliance Officer. In these cases, the Chief Compliance Officer acts as Complaint Manager and is responsible for inputting the report into the Complaint Log.

[8]   Where the Complaint is filed by a party who signed engagement letter(s) with Fitch (Hong Kong) Limited (Fitch Hong Kong's Client), an acknowledgement of a complaint shall be issued within seven days of the day of receipt.

reasons, and Fitch Ratings may provide a written response to the complainant outside of this time period or not at all[9]. Other than standard form letters or notices that a Complaint has been received and is being reviewed and/or has been resolved, Legal must review all written responses to the complainant prior to Fitch Ratings sending the response.

4. RESPONSIBILITY FOR COMPLAINT RESOLUTION

Employees must not individually or unilaterally investigate or resolve Complaints. Any employee receiving a communication that may be a Complaint must promptly notify a Complaint Manager and support any ensuing investigation, including engaging with the relevant support or control function (e.g., CPG, Compliance, Human Resources or Legal) as set forth below.

4.1　Coverage of Analytical Complaints

CPG is responsible for managing the resolution of Analytical Complaints. CPG will consult with Compliance should one report involve both Analytical Complaints and Conduct Complaints and CPG and Compliance will assign relevant roles based on the outcome of that consultation.

4.2　Coverage of Conduct Complaints

Compliance is responsible for managing the resolution of Conduct Complaints. Compliance will consult with CPG should the Complaint involve both Analytical Complaints and Conduct Complaints and CPG and Compliance will assign relevant roles based on the outcome of that consultation.

4.3　Legal

CPG and Compliance will promptly consult Legal if a Complaint involves an alleged violation of a law, rule or regulation, and/or if the complainant is threatening any kind of legal action, and will agree which function should be primarily responsible for handling the Complaint. If Legal is assigned primary responsibility as a result of any such agreement, the individual assigned as a representative from Legal shall be the Investigator under this Policy and shall handle the Complaint in full conformity with this Policy. [10]

4.4　Human Resources

CPG, Compliance and Legal will promptly consult with Human Resources if a portion of any Complaint also involves employment-related or personnel matters that are not Complaints. If the portion of a report that involves employment-related or personnel matters can be segregated from an Analytical Complaint or Conduct Complaint, then Legal and/or HR shall be responsible for the investigation of that portion, while CPG or Compliance shall be responsible for handling the Complaint under this Policy. If the portion of the Complaint that involves employment-related or personnel matters cannot be segregated from an Analytical Complaint or Conduct Complaint, then CPG, Compliance, Legal and HR shall agree which function should be primarily responsible for handling the matter. Any portion of a report that constitutes a Complaint shall be handled in full conformity with this Policy in the same manner as any other Complaint.

5. DOCUMENTATION AND REPORTING REQUIREMENTS

5.1　Complaint Logging

The Complaint Manager must promptly log any Complaint and all required fields in the Complaint Log as described above in Section 3.1.b. The Complaint Manager must also upload all written communications from the complainant and any relevant documents. For verbal Complaints, the Complaint Manager must also enter a summary of the details of the Complaint into the appropriate field in the Complaints Log, and indicate that the written summary relates to a verbal Complaint.

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[9] Where the Complaint is filed by a Fitch Hong Kong's Client, Fitch Hong Kong shall communicate its investigation results to the complainants clearly and promptly, in alignment with the timing specifications herein.

[10] A representative from Legal acting as Investigator may also be the Complaint Manager, depending on how the initial report was received.

5.2   **Completeness of Complaint Log**

Upon completion of the investigation, the Investigator shall ensure that all material information and documentation relating to the receipt, retention and treatment of the Complaint, including a memorandum of findings and recommendations (if any), documentation received from the complainant, correspondence to and from the complainant, and a description as to the final resolution of the Complaint, is saved in the Complaint Log.

5.3   **Internal Reporting**

Compliance or CPG shall prepare a report summarizing Complaints handled under this policy and their resolutions, and the Chief Risk Officer shall present that report to the Board of Directors on a quarterly basis.

6.   QUESTIONS

Questions regarding this Policy, including whether a particular communication constitutes a Complaint, should be directed to Compliance at reporting@fitchratings.com.

Owner:	Chief Compliance Officer
Summary of Changes:	Appendix A
Supplements:	N/A

Appendix A

Summary of Changes

15 Sep 2020

Material changes to the text of the Policy

1. Definition of Complaint has been amended to:
    a. clarify that expressions of dissatisfaction received from any source (including employees), are defined as Complaints and are subject to this Policy,
    b. remove the exclusion of Internal Incidents from the definition of Complaint, and
    c. remove the exclusion of BRM Matters from the definition of Complaint, but continuing to exclude good faith fee disputes from the definition of Complaint.
2. Clarification added to Section 4 regarding Complaints handled by HR and/or Legal.
3. Clarification added to Section 4 regarding Complaints that fall into more than one category of Complaint and are handled by more than one control function.

12 July 2022

Non-material updates made to Footnote 8 and 9 to reflect Hong Kong specific requirements in complaint handling.

EXECUTIVE SUMMARY

Objective: To establish requirements and standards for compliance with prohibitions on providing advice to Rated Entities and Related Third Parties.

Application: Fitch Ratings, Inc. and each of its credit rating affiliates operating under the "Fitch Ratings" trade name (collectively, "Fitch Ratings"), excluding the division of Fitch Ratings known as Sustainable Fitch.

1. OVERVIEW

Fitch Ratings is dedicated to maintaining objectivity, independence, integrity and transparency in the rating process. Consistent with these principles and applicable law, Fitch Ratings does not provide advisory or consulting services to any Rated Entity or Related Third Party.

In furtherance of this goal, this Policy specifically addresses the restriction on Fitch Ratings, Fitch Ratings Representatives and Fitch Affiliates, providing such Advice.

In addition, this Policy does not apply to employees of the division of Fitch Ratings known as Sustainable Fitch. Sustainable Fitch has a separate policy regarding the restriction on providing advice.

2. DEFINITIONS

"Advice" means the provision of advisory or consulting services or the making of proposals or recommendations, on a formal or informal basis.

"Credit Rating" shall have the meaning as is set forth in Bulletin 07: *Credit Products – Defined: Ratings, Assessments, Opinions and Scores.*

"ESG Rated Entity" means (i) the issuer or obligor with respect to any Security that has received or is expected to receive, as the case may be, an ESG Rating from Sustainable Fitch or (ii) an entity to which Sustainable Fitch has assigned or is expected to assign, as the case may be, an ESG Rating.

"ESG Rating" means a rating that assesses the Environmental, Social and/or Governance ("E", "S" and/or "G") qualities of an issuer or its Securities.

"ESG Rating Activities" means data and information analysis and the evaluation, approval, issuing and review of ESG Ratings.

"EU CRA" means Fitch Ratings Ireland Limited (including any of their branches (wherever located)).

"EU" means the European Union.

"Fitch Affiliates" means (i) with respect to an EU CRA and UK CRA, any person or entity (A) holding, directly or indirectly, at least 5% of either the capital or the voting rights of the EU CRA or UK CRA, or (B) being otherwise in a position to exercise significant influence on the business activities of the EU CRA or UK CRA, or (ii) with respect to any of Fitch Ratings' credit rating affiliates (a "Fitch Ratings CRA"), any person or entity directly or indirectly controlling, controlled by, or under common control with that Fitch Ratings CRA.

"Fitch Ratings Representatives" means the officers, directors, and employees of Fitch Ratings and other persons performing similar functions for or on behalf of Fitch Ratings (excluding officers, directors and employees of Sustainable Fitch).

"Rated Entity" means an issuer or obligor in respect of which Fitch Ratings has assigned, or expects to assign, a Credit Rating.

"Related Third Party" means (i) with respect to a Rated Entity for which an EU CRA or UK CRA has assigned, or expects to assign, a Credit Rating, any other entity who holds, directly or indirectly, a 20% or more equity interest in such Rated Entity or who is otherwise, directly or indirectly linked to it by control and (ii) with respect to any Security for which a Fitch Ratings CRA has assigned, or expects to assign, a Credit Rating, the obligor, issuer, sponsor, servicer, originator, underwriter or arranger with respect to that Security.

"Security" or "Securities" means any note, stock, treasury stock, security future, security-based swap or derivative, bond, debenture, evidence of indebtedness, certificate of interest or participation, money market instrument, units in collective investment undertakings, or other type of financial instrument representing a tradable asset.

"Sustainable Fitch" means the separate division of Fitch Ratings that is dedicated to ESG Rating Activities.

 "UK CRA" means each of Fitch Ratings Ltd. and Fitch Ratings CIS Ltd. (including any of their branches (wherever located).

3.   RESTRICTIONS ON PROVIDING ADVICE

3.1. Prohibited Advice

Fitch Ratings, Fitch Ratings Representatives and Fitch Affiliates shall not provide Advice to a Rated Entity or Related Third Party with respect to:

- The corporate or legal structure of the Rated Entity or a Security;

- The assets or liabilities of the Rated Entity or a Security;

- The business operations, investment plans, lines of financing, business combinations or other activities of the Rated Entity; or

- With respect to structured finance Securities, the design (structure, enhancement levels, cash flow waterfall, etc.) of such a Security.

3.2. Examples of Permissible Communications

The types of information, communications or services listed below, provided they are appropriately delivered, do not constitute prohibited Advice. Other types of information, communications or services may be similarly permissible when appropriately delivered:

- Explaining rating criteria, and the bases, assumptions and rationales behind rating decisions;

- Providing information about the output of expected loss and cash flow models with respect to structured finance Securities (so long as the information is delivered in a manner that is not perceived as Fitch Ratings providing Advice about the credit enhancement or structure of the transaction);

- Directing inquiring parties to criteria reports and special reports for more information about rating methodologies;

- Responding to requests for rating confirmations upon changes to the terms of a Security;

- Explaining or listing of key drivers of ratings or credit enhancement, or how different characteristics may have driven results;

- Describing or explaining characteristics of rating peer groups;

- Explaining possible triggers for upgrades or downgrades of ratings, credit assessments or other credit opinions provided by Fitch Ratings; and

- Conducting Rating Assessment Services in a manner consistent with relevant internal policies or procedures.

4. IDENTIFICATION AND HANDLING OF POLICY VIOLATIONS

Potential violations of this Policy shall be handled in accordance with the below.

4.1. Reporting Potential Violations

Fitch Ratings Representatives are required to promptly report suspected violations of this Policy to the Compliance Department.

4.2. Assessing Potential Violations

Upon identification or notification of a perceived violation of this Policy, Compliance, Credit Policy Group, Legal and a senior member of the relevant Analytical Group shall assess and make a determination whether the communication(s) in question constituted prohibited Advice.

During the assessment process and until further notice, the individual(s) responsible for providing the potentially prohibited Advice shall cease all further activities with respect to the Rated Entity and/or the Securities.

4.3. Remediating Violations

In addition to any other investigatory, remedial or disciplinary actions that Fitch Ratings may take, if the above-mentioned assessment concludes that Fitch Ratings, a Fitch Ratings Representative or a Fitch Affiliate provided prohibited Advice:

- *For Existing Credit Ratings:* The Chief Credit Officer or their designee, together with a committee consisting of other senior analysts who were not involved in providing the prohibited Advice and who satisfy the quorum and other requirements in Bulletin 2: *The Rating Process Manual*, will promptly convene a rating committee to analyze any Credit Ratings previously assigned to the Rated Entity(/ies) or Security(/ies) potentially impacted by the prohibited Advice. In such cases, the committee shall take action on each potentially impacted Credit Rating, which may include the withdrawal or affirmation of the Credit Rating(s); and,

- *For New (Unassigned) Credit Ratings:* Compliance, Credit Policy Group and Legal will, in consultation with relevant senior members of the commercial and/or analytical groups, determine whether it would be appropriate under the circumstances for Fitch Ratings to assign a Credit Rating.

4.4. Disclosure or Notice of Violations

Any Rating Action Commentary for Credit Ratings assigned by a committee convened pursuant to this Policy shall include a statement that the rating action was the result of an assessment conducted under this Policy.
Credit Policy Group, in consultation with Legal and Compliance, may also determine it appropriate under the circumstances to require additional disclosures or notifications to third parties including the person(s) or entity(/ies) who engaged Fitch Ratings to provide the Credit Rating.

5. QUESTIONS

Questions regarding this Policy, including whether particular types of information, communications or services are permissible, should be directed to the Compliance Department at reporting@fitchratings.com.

Owner:	Chief Compliance Officer
Summary of Changes:	Appendix A
Supplements:	The following policies or procedures are referenced in this Bulletin and should be consulted when interpreting and revising this Bulletin:
	• *Bulletin 02: The Rating Process Manual (RPM)*
	• *Bulletin 07: Credit Products – Defined: Ratings, Assessments, Opinions and Scores*

Appendix A

Summary of Changes

December 2021

Modified Policy to include obligations relating to Sustainable Fitch. Updated Definitions to reflect ESG-related activity and aligned Policy with standard formatting and corrected non-material typos.

EXECUTIVE SUMMARY

Objective: To define "ancillary business" and to set out the EU CRA Regulation and UK CRA Regulation disclosure requirements with respect to "ancillary services".

Application: Global Fitch Ratings analytical staff and global BRM staff; the provision with respect to EU and UK disclosure requirements applies to analytical staff and BRM staff based in any EU CRA, EU Endorsed CRA, UK CRA or UK Endorsed CRA.

Effective Date: December 14, 2020[1]

Version: 4

Replaces: Bulletin 30: *Ancillary Business and Ancillary Services* (Version 3, 31 December 2018)

1. OVERVIEW

This Policy sets forth Fitch Ratings' definition of "ancillary business", as well as disclosure requirements applicable to each EU CRA, EU Endorsed CRA, UK CRA and UK Endorsed CRA with respect to "ancillary services" as defined in the EU CRA Regulation and UK CRA Regulation.

2. DEFINITIONS

"BRM" means the Fitch Ratings Business & Relationship Management team.

"EU CRA" means Fitch Ratings Ireland Limited (including any its branches (wherever located)).

"EU CRA Regulation" means Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies (as amended from time to time).

"EU Endorsed CRA" means any of Fitch Ratings, Inc., Fitch Ratings Ltd., Fitch Ratings CIS Ltd., Fitch Australia Pty Ltd., Fitch Ratings Brasil Ltda., Fitch (Hong Kong) Ltd., Fitch Ratings Japan Ltd., Fitch Mexico S.A. de C.V. or Fitch Singapore Pte. Ltd. (including any of their branches (wherever located)).

"EU Endorsed CRA Analyst" means an analyst based in an EU Endorsed CRA.

"EU Endorsed Rating" means an international scale Public Rating where the relevant primary analyst is an EU Endorsed CRA Analyst.

"Fitch Group" means Fitch Group, Inc. and its subsidiaries and affiliates.

"Fitch Ratings" means, collectively, Fitch Ratings, Inc. and each of its credit rating affiliates that issues ratings under the trade name "Fitch Ratings".

"Public Rating" means a "credit rating" as described in Fitch Ratings' Rating Definitions, available on its website, www.fitchratings.com which is published, or is intended to be published, by Fitch Ratings on its public website.

"RAC" means a rating action commentary.

"Rated Entity" means (i) the issuer or obligor with respect to any security that has received a Public Rating from Fitch Ratings or (ii) an entity to which Fitch Ratings has assigned a Public Rating.

"Related Third Party" means the originator, arranger, sponsor, servicer or any other party that interacts with Fitch Ratings on behalf of a Rated Entity, including any person directly or indirectly linked to that Rated Entity by control.

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[1] The UK CRA Regulation requirements contained in this Bulletin do not take effect until the completion of the implementation period, scheduled for 31 December 2020. Prior to the completion of the implementation period, entities defined as UK CRAs must be treated as EU CRAs and not UK CRAs or EU Endorsed CRAs.

"UK CRA" means each of Fitch Ratings Ltd. and Fitch Ratings CIS Ltd. (including any of their branches (wherever located)).

"UK CRA Regulation" means Credit Rating Agencies (Amendment etc.) (EU Exit) Regulations 2019 (as amended from time to time).

"UK Endorsed CRA" means any of Fitch Ratings, Inc., Fitch Ratings Ireland Limited, Fitch Australia Pty Ltd., Fitch Ratings Brasil Ltda., Fitch (Hong Kong) Ltd., Fitch Ratings Japan Ltd., Fitch Mexico S.A. de C.V. or Fitch Singapore Pte. Ltd. (including any of their branches (wherever located)).

"UK Endorsed CRA Analyst" means an analyst based in a UK Endorsed CRA.

"UK Endorsed Rating" means an international scale Public Rating where the relevant primary analyst is a UK Endorsed CRA Analyst.

3.   ANCILLARY BUSINESS AND ANCILLARY SERVICES

3.1. Definition of Ancillary Business

The term "ancillary business" with respect to Fitch Ratings means any business other than the provision of independent analysis and rating and other opinions regarding a variety of risks in the financial markets. Over time, Fitch Ratings has developed, and will continue to develop, new rating scales, surveillance products, research products and other analytical services; however, these new scales, products and services will always reflect Fitch Ratings' independent risk analysis. Fitch Ratings' rating and other opinions — for example, credit ratings, rating assessments, credit opinions, scores and other relative measures of financial or operational strength — do not comment on the suitability of any particular type of investment or the appropriate level of risk for any user of these opinions. In preparing its opinions, Fitch Ratings is indifferent to the rating or assessment levels achieved and neither suggests nor cautions against individual "target" levels of rating or assessment. Consequently, Fitch Ratings does not provide advisory or consulting services to any entity; advisory or consulting services would constitute ancillary businesses.

3.2. Examples of Fitch Ratings' Core Business

Examples of Fitch Ratings' "core" business include, but are not limited to, the following:

- assignment and monitoring of public and private ratings;

- issuance of opinions other than in the form of a rating — for example, credit assessments, credit opinions and scores;

- issuance of preliminary ratings, expected ratings and indicative or initial ratings;

- issuance of rating assessments which provide corporate entities the opportunity to receive an indication of what impact a certain set of events would have upon their ratings or credit assessments (e.g., an acquisition or recapitalization);

- confirmation of existing ratings, based on a proposed action or inaction;

- in the context of structured finance transactions, provision of feedback to the transaction parties with respect to rating levels based on information provided by the transaction parties and their advisors;

- model development;

- dissemination of RACs, rating reports, research reports and other publications, including, inter alia, methodologies, models, newsletters, commentaries and industry studies;

- regular verbal and written dialogue with all market participants, including, inter alia, investors, intermediaries, regulators and the media; and

- organizing and participating in conferences, speaking engagements and educational seminars.

3.3. EU CRA Regulation Requirements and UK CRA Regulation Requirements Regarding Ancillary Services

Any ancillary business, as defined in Section 3.1, conducted within the Fitch Group is provided by separate companies outside Fitch Ratings or by separate divisions, all of which are subject to Fitch Group's *Firewall Policy – Segregation of Credit Rating Activities* and therefore do not present any conflicts of interest for Fitch Ratings.

- If a separate division of an EU CRA or of an EU Endorsed CRA provides any services to a Rated Entity, or to any Related Third Party of such Rated Entity, that are within the definition of "ancillary services" as determined pursuant to the EU CRA Regulation, then that EU CRA or EU Endorsed CRA, as the case may be, will disclose such "ancillary services" in the relevant RAC for such Rated Entity.

- If a separate division of a UK CRA or of an UK Endorsed CRA provides any services to a Rated Entity, or to any Related Third Party of such Rated Entity, that are within the definition of "ancillary services" as determined pursuant to the UK CRA Regulation, then that UK CRA or UK Endorsed CRA, as the case may be, will disclose such "ancillary services" in the relevant RAC for such Rated Entity.

The relevant BRM staff of the EU CRA, EU Endorsed CRA, UK CRA or UK Endorsed CRA, where the primary analyst is based, will be responsible for ensuring such disclosures are made by providing the necessary disclosure language to the relevant analytical staff for inclusion in the relevant RAC.

4. QUESTIONS

For questions or issues concerning this Policy, please contact Regulatory Affairs, Policies and Procedures at RAPP@fitchratings.com.

Owner:	Susan Launi, Regulatory Affairs, Policies and Procedures
Summary of Changes:	Appendix A
Supplements:	Fitch Group Bulletin 8: *Firewall Policy – Segregation of Credit Rating Activities*

Appendix A

Summary of Changes

The following definition changes have been made:

- Replaced Credit Rating with Public Rating.
- Replaced Endorsed CRA with EU Endorsed CRA and UK Endorsed CRA.
- Replaced Endorsed Rating with EU Endorsed Rating and UK Endorsed Rating.
- Replaced EU Fitch CRA with EU CRA and UK CRA.
- Added EU Endorsed CRA Analyst, UK Endorsed CRA Analyst and UK CRA Regulation.
- Definition of Related Third Party has been amended to align with the EU CRA Regulation and UK CRA Regulation definitions.

Section 3.3 has been expanded in order to include the disclosure requirements applicable a separate division of a UK CRA or a UK Endorsed CRA that has provided ancillary services to a Rated Entity.

The above changes have been made in light of the completion of the implementation period regarding the exit of the UK from the EU (scheduled for 31 December 2020) and to incorporate standardised definitions.

EXECUTIVE SUMMARY

Objective: To communicate Fitch Ratings' policy governing Analyst rotation

Application: Fitch Ratings Analysts participating in the assignment of Credit (and in some cases, Non-Credit) Ratings by Fitch Ratings' subsidiaries operating in the UK, Russia, the EU, Japan, Mexico, Costa Rica, Honduras, Panama and El Salvador, as well as Analysts located in certain other jurisdictions, as set forth below

Effective Date: 21 March 2023

1. OVERVIEW

Fitch Ratings has established this Policy, which governs Analyst rotation, pursuant to certain jurisdictional regulatory requirements.

This policy only applies to Analysts performing Credit Rating Activities, except in respect of the Costa Rican, Salvadoran, Dominican Republic and Mexican National Scale Rating of those jurisdictions rotation requirements, where it also applies to Analysts performing Non-Credit Rating Activities.

The type and nature of the rotation requirements differ depending on the Rating group to which the Analyst belongs, the role of the Analyst (i.e., primary, secondary, rating committee chair or voting member), or the relevant jurisdiction, as is set forth in further detail in the country-specific sections below and in Appendix B. Note that, for purposes of this Policy, covered bond ratings are not considered to be structured finance ratings.

NB: Extraterritorial Reach. With respect to the following countries, rotation requirements apply not just to the Analysts located in the relevant country, but also to Analysts located outside of the country where the Analyst is rating a Rated Entity located within the relevant country, as described below. Analysts are encouraged to review the following table when conducting ratings issued by Fitch Ratings affiliates located outside of their own jurisdiction.

Country with Extraterritorial Requirements	Extraterritorial Requirements
Costa Rica	Rotation requirements apply to Costa Rican National Scale Public Ratings (both Credit Ratings and Non-Credit Ratings) with respect to any Rated Entity (and/or its securities) requested in a fee agreement entered into by Fitch Costa Rica Calificadora de Riesgo, S.A, regardless of where the Analyst is located.
El Salvador	Rotation requirements apply to Salvadoran National Scale Public Ratings and Private Ratings (both Credit Ratings and Non-Credit Ratings) with respect to any Rated Entity (and/or its securities) requested in a fee agreement entered into by Fitch Centroamérica, S.A., regardless of where the Analyst is located.
Honduras	Rotation requirements apply to Honduran National Scale Public Credit Ratings with respect to any Rated Entity (and/or its securities) requested in a fee agreement entered into by Fitch Centroamérica, S.A., regardless of where the Analyst is located.
Japan	Rotation requirements apply to international scale Public Credit Ratings endorsed by FRJ[1], regardless of the where the Analyst is located.

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[1] A Credit Rating is deemed "endorsed" by FRJ if it has formally progressed through the internal FRJ endorsement process and actually been endorsed.

Mexico	Rotation requirements apply to Mexican National Scale Public Ratings (both Credit Ratings and Non-Credit Ratings) with respect to any Rated Entity (and/or its securities) , requested in a fee agreement entered into by Fitch Mexico, regardless of where the Analyst is located.
Panama	Rotation requirements apply to Panamanian National Scale Public Credit Ratings and Private Credit Ratings with respect to any banking institution (and/or its securities), requested in a fee agreement entered into by Fitch Centroamérica S.A. or Fitch Costa Rica Calificadora de Riesgo S.A regardless of where the Analyst is located.
Dominican Republic	Rotation requirements apply to Dominican Republic National Scale Public Ratings and Private Ratings (both Credit Ratings and Non-Credit Ratings) with respect to any Rated Entity (and/or its securities) requested in a fee agreement entered into by Fitch Republica Dominicana S.R.L., Sociedad Calificadora de Riesgos, regardless of where the Analyst is located.

2. DEFINITIONS

Analysts means those individuals who perform Credit Rating Activities; however, individuals who perform Non-Credit Rating Activities are also included within the definition of "Analysts" under the Mexican rotation requirements. Analysts can include primary Analysts, secondary Analysts, rating committee chairs and persons who vote in committees, based on which roles are subject to local law rotation requirements, as set forth in further detail in the jurisdiction-specific sections below and in **Appendix B**.

Consecutively Participating Analyst is a term used exclusively for purposes of the Japan rotation requirements. It pertains to international scale Public Credit Ratings of insurance companies and non-financial corporates (and their securities) assigned or endorsed by FRJ. A Consecutively Participating Analyst is a voting committee member who voted in <u>all</u> rating committees held during the prior FRJ fiscal year (which is currently the calendar year) with respect to such an entity (and, if applicable, its securities), where the rating committee assigned new international scale Public Credit Ratings, or affirmed, reviewed (i.e., reviewed – no action, downgraded, upgraded) or withdrew existing international scale Public Credit Ratings.[2] An Analyst who did not vote in <u>all</u> committees held with respect to the relevant Rated Entity (and, if applicable, its securities) during the prior financial year of FRJ is not considered a Consecutively Participating Analyst.

Cooling Off Period means the time period during which the relevant Analyst is prohibited from engaging in specified Credit Rating Activities (or Non-Credit Rating Activities, in the case of Mexico), as set forth in **Appendix B**.

Credit Rating means a Rating that assesses the creditworthiness of an issuer or an issuance.

Credit Rating Activities include data and information analysis and the evaluation, approval, issuance and review of Credit Ratings, including acting as the chairperson or voting member of a Credit Rating committee. Credit Rating Activities do not include general analytical management activities and oversight (including discussing issues with Analysts under direct supervision), attendance at management meetings or participating as an observer (i.e., non-voting member) in a credit rating committee.

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[2] For purposes of determining a Consecutively Participating Analyst, rating committees where a Rated Entity was placed on Rating Watch with no other rating action taken are not included.

Endorsed CRA means any of Fitch Ratings, Inc., Fitch Australia Pty Ltd., Fitch Ratings Brasil Ltda., Fitch (Hong Kong) Ltd., Fitch Mexico S.A. de C.V. or Fitch Singapore Pte. Ltd. (or any branch of one of these entities, wherever located).[3][4]

Endorsed Rating means an international scale Public Credit Rating where the relevant primary Analyst is an Endorsed Rating Analyst.

Endorsed Rating Analyst means an Analyst employed by an Endorsed CRA.

EU Analyst means an Analyst employed by an EU CRA.

EU CRA means means Fitch Ratings Ireland Limited (including any of its branches (wherever located)).

EU CRA Regulation means Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies (as amended from time to time).

European CRA means an EU CRA or a UK CRA.

European CRA Analyst means an Analyst based in a European CRA.

Fitch Central America means Fitch Centroamerica S.A.

Fitch Ratings means Fitch Ratings, Inc. and each of its credit rating affiliates that issues Ratings under the trade name "Fitch Ratings".

FRJ means Fitch Ratings Japan Limited.

Fitch Mexico means Fitch Mexico S.A. de C.V.

IPF means International Public Finance.

National Scale means, when used to describe a Rating, that that Rating is assigned or maintained using a national rating scale, as set forth in Fitch Ratings' Ratings Definitions on its public website, www.fitchratings.com.

Non-Credit Rating means a Rating which assesses attributes other than or in addition to the creditworthiness of an entity (e.g., Investment Management Quality Ratings, Servicer Ratings, etc.).

Non-Credit Rating Activities include data and information analysis and the evaluation, approval, issuance and review of Non-Credit Ratings, including acting as the chairperson of a committee. Non-Credit Rating Activities do not include general analytical management activities and oversight (including discussing issues with Analysts under direct supervision), attendance at management meetings or participating as an observer (i.e., non-voting member) in a committee.

Private Credit Ratings are Credit Ratings that have not been published by Fitch Ratings on its public website, www.fitchratings.com.

Private Ratings are Ratings that have not been published by Fitch Ratings on its public website, www.fitchratings.com.

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[3] Although international scale Public Credit Ratings where the relevant primary Analyst is employed by Fitch Ratings Japan Ltd. are also endorsed, they are not included in this definition given that there are separate Japanese rotation requirements.

[4] Subsequent to 31 December 2020, international public Credit Ratings where the relevant primary Analyst is employed by an EU CRA or a UK CRA will also be endorsed for the purposes of the UK CRA Regulation and EU CRA Regulation respectively. However, such ratings are not defined as Endorsed Ratings for the purpose of this Bulletin because the EU rotation requirements will be replicated in the UK CRA Regulation.

Public Credit Ratings are Credit Ratings that have been published by Fitch Ratings on its public website, www.fitchratings.com.

Public Ratings are Ratings that have been published by Fitch Ratings on its public website, www.fitchratings.com.

Rated Entity means (i) the issuer or obligor with respect to any Security that has received a Credit Rating (or as applicable, a Non-Credit Rating) from Fitch Ratings or (ii) an entity to which Fitch Ratings has assigned a Credit Rating (or as applicable, a Non-Credit Rating).

Rating shall have the meaning set forth in *Bulletin 7: Credit Products – Defined; Ratings, Assessment, Opinions and Scores.*

Rotation Clock Start Date, with respect to an Analyst, is the date on which the Rotation Period for that Analyst is deemed to start, based on the jurisdictional requirements and the Rating group to which the Analyst belongs, as set forth in **Appendix B**.

Rotation Party is the entity or entities around which Analysts must rotate, as set forth in **Appendix B**.

Rotation Period is the period of time that an Analyst is permitted to be involved in Credit Rating Activities (or, as applicable, Non-Credit Rating Activities) with respect to the relevant Rotation Party before rotation is required.

Security means any security, programme or other financial instrument.

SF Rotation Party means the following (which includes related third parties[5]):

(i)   For sole originator[6] structured finance transactions, the originator of the transaction; or

(ii)   For multi-originator structured finance transactions, the arranger/sponsor[7] of the transaction;

provided, that, if the same originator and arranger participate together on three different sole-originator transactions with respect to new Public Credit Ratings in a twelve-month period for which the same EU Analyst has been assigned as either primary Analyst or secondary Analyst, that Analyst must be rotated away from such originator (unless the originator and the arranger are the same entity), regardless of whether the Rotation Period has expired. In such cases, this EU Analyst is not permitted to participate in Credit Rating Activities with respect to transactions involving the originator for a minimum of two consecutive years.

UK Analyst means an Analyst employed by a UK CRA.

UK CRA means each of Fitch Ratings Ltd. and Fitch Ratings CIS Ltd. (including any of their branches (wherever located)). **UK CRA Regulation** means Credit Rating Agencies (Amendment etc.) (EU Exit) Regulations 2019 (as amended from time to time).

3.   EU AND UK ROTATION REQUIREMENTS

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[5] The definition of a "related third party" is "the originator, arranger, sponsor, servicer or any other party that interacts with a credit rating agency on behalf of a rated entity, including any person directly or indirectly linked to that rated entity by control".

[6] For any structured credit transaction that does not have an originator – for example, managed CLOs and CDOs – the originator for purposes of this definition is the asset manager.

[7] For sake of clarity, the terms "arranger" and "sponsor" used in this definition each refer to the lead structurer of the relevant transaction. If there is more than one structurer of a transaction, the structurer that has the most interaction with Fitch Ratings will be deemed the lead structurer for purposes of this definition.

3.1. The EU and UK rotation requirements, as set forth in detail in Appendix B and detailed in the EU CRA Regulation and the UK CRA Regulation, apply only to European CRA Analysts performing Credit Rating Activities in respect of international scale Public Credit Ratings.

For the avoidance of doubt:

- or Analysts formerly employed by Fitch Deutschland GmbH, Fitch France S.A.S., Fitch Italia S.p.A., Fitch Ratings España, S.A.U (including its branch in Stockholm) and Fitch Polska S.A. to whom the EU rotation requirements applied immediately prior to their transfer to Fitch Ratings Ireland Limited, rotation clocks applicable to primary Analysts, secondary Analysts or Rating committee chairs (as the case may be) with respect to the same Rotation Party will continue.

- for Analysts who continue to be employed by a UK CRA after 31 December 2020 to whom the EU rotation requirements applied immediately prior to this date, rotation clocks applicable to primary Analysts, secondary Analysts or Rating committee chairs (as the case may be) with respect to the same Rotation Party will continue. Similarly, for UK Analysts who transfer to an EU CRA and EU Analysts who transfer to a UK CRA, rotation clocks applicable to primary Analysts, secondary Analysts or Rating committee chairs (as the case may be) with respect to the same Rotation Party will continue.

3.2. Additionally, the following principles apply in respect of the EU and UK, and override the rules set forth in **Appendix B**. European CRA Analysts should therefore consult **Appendix B** first, and then determine whether any of the following principles apply.

- **Multiple Roles**. If a European CRA Analyst serves as more than one of the primary Analyst, secondary Analyst and Rating committee chair for the same Rotation Party, without taking a consecutive two-year break between each of these roles, the Rotation Period shall be counted from the first role held by that European CRA Analyst, and shall be for the shortest period applicable (of four or five years) of the roles undertaken, aggregating all time spent in each of the roles. For example, if a European CRA Analyst served as a secondary Analyst for two years, and then became the primary Analyst for the same Rotation Party, he/she may only serve for an additional two years as the primary Analyst. Likewise, if an EU Analyst served for three years as a Rating committee chair for a Rotation Party and then became the primary Analyst, he/she would be able to serve as primary Analyst for only one year.

- **Rating Switches Between Public and Private**. Where a European CRA Analyst is subject to EU or UK rotation requirements with respect to an international scale Public Credit Rating which is then converted into a Private Credit Rating (**1st Conversion**), time spent by that European CRA Analyst on Credit Rating Activities on that Private Credit Rating after the date of the 1st Conversion will not count towards the Rotation Periods in Appendix B, but will count towards the Cooling Off Periods in Appendix B. If that Private Credit Rating is later converted back into an international scale Public Credit Rating (**2nd Conversion**) before the relevant Cooling Off Period has expired, then all the time spent by that European CRA Analyst on Credit Rating Activities after the 2nd Conversion must be added to the time spent on Credit Rating Activities on that Public Credit Rating prior to the 1st Conversion when calculating that European CRA Analyst's Rotation Period. If a Credit Rating that has always been a Private Credit Rating is converted into an international scale Public Credit Rating that is subject to EU or UK rotation requirements, the Rotation Clock Start Date will be the date this Public Credit Rating is published.

- **European CRA Analyst Moves Between European CRA and Endorsed CRA**. When a European CRA Analyst transfers between a European CRA and an Endorsed CRA, she or he carries her/his rotation clock to the new location, subject to the following principles:

(i)   Where a European CRA Analyst is employed by a European CRA subject to the EU or UK rotation requirements and is transferred, prior to 1 January 2019, to become an employee of an Endorsed CRA (**Transfer 1A**), any time spent on an international scale Public Credit Rating after Transfer 1A but prior to 1 January 2019 does not count towards:

- o   the Rotation Period with respect to the relevant Rotation Party;

- o   the Cooling Off Period, unless and until the Analyst ceases Credit Rating Activities with respect to that Rotation Party for the time period specified under the rules applicable in that Endorsed CRA; and

- o   unless this Analyst has successfully completed such a Cooling Off Period prior to 1 January 2019, that Analyst's rotation clock restarts on 1 January 2019 with respect to that Public Credit Rating (with time on the rotation clock equal to the time at Transfer 1A), and the rotation rules of that Endorsed CRA apply.

(ii)   Where a European CRA Analyst is employed by a European CRA subject to the EU or UK rotation requirements and is transferred, on or after 1 January 2019, to become an employee of an Endorsed CRA (**Transfer 1B**), and continues Credit Rating Activities on an international scale Public Credit Rating she/he was working on prior to Transfer 1B, her/his clock continues but is now subject to the rotation rules applicable to the Endorsed CRA.

If the Analyst subsequently transfers to become an employee of a European CRA subject to EU or UK rotation requirements (**Transfer 2**), the EU or UK rotation rules again apply with respect to that Public Credit Rating. The Analyst carries her/his rotation clock to the European CRA, unless the Analyst ceased Credit Rating activities with respect to the relevant Rotation Party for two continuous years – which would reset the rotation clock to zero. If that is not the case, the Analyst may be subject to immediate rotation at the time of Transfer 2.

–   **Early Start to Cooling Off Period**. If, at any time prior to the start of the applicable Cooling Off Period, a European CRA Analyst ceases Credit Rating Activities with respect to a Rotation Party, for a consecutive period of two or more years, his or her rotation clock with respect to that Rotation Party will be reset to zero. For example, because serving as a chair of a Rating committee, or voting in a Rating committee, is a point-in-time event, if on the day following such service, and for two years thereafter, the European CRA Analyst undertakes no other Credit Rating Activity with respect to that Rotation Party, his/her rotation clock for that Rotation Party is reset to zero. Conversely, if the European CRA Analyst does engage in any Credit Rating Activity with respect to that Rotation Party at any time after such service but before the two years have elapsed, he/she loses any accrued "cooling off" time, and his/her rotation clock continues uninterrupted.

–   **Long-Term Leave**. In the event a European CRA Analyst takes long-term leave – e.g., maternity leave or sick leave – his/her rotation clock(s) will continue. Should such a European CRA Analyst return to work at Fitch Ratings two or more years after starting long-term leave, his/her rotation clock(s) will be reset to zero.

–   **Employee Leaves and then is Re-hired by Fitch Ratings**[8]. Where a European CRA Analyst leaves the employment of a European CRA (**prior employment**) and then, after a period of time, returns to the employment of a European CRA and is asked to perform Credit Rating Activities with respect to an entity which was a Rotation Party for that European CRA Analyst in his/her prior

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[8] In each such case, Human Resources shall promptly contact Core Operations, who will in turn contact the relevant employee to obtain the information necessary to implement this principle. Core Operations will then provide the relevant information to IT for incorporation into the applicable systems.

employment (and subject also to the principle above with respect to moving between offices, if applicable):

(i)   if during their absence that European CRA Analyst has refrained from any Credit Rating Activities with respect to that Rotation Party for a period exceeding two years, their Rotation Period is reset with respect to that Rotation Party and will commence running again if and when they commence Credit Rating Activities with respect to that Rotation Party;

(ii)   if during their absence that European CRA Analyst has refrained from any Credit Rating Activities with respect to that Rotation Party for a period of less than two years, their Rotation Period is paused with respect to that Rotation Party and will continue to run if and when they commence Credit Rating Activities with respect to that Rotation Party; and

(iii)   if that European CRA Analyst specifies that during their absence they conducted Credit Rating Activities with respect to that Rotation Party (albeit at another credit rating agency), the time spent on such Credit Rating Activities (as indicated by that European CRA Analyst) during their absence will be counted in assessing how much of their Rotation Period remains under section 3 of this Policy.

- **Sale or Merger Involving Rated Entity**[9]

(i) **In the context of a share acquisition**: if the shares of a Rated Entity are transferred to a new parent company, the Rated Entity remains the same and therefore the Rotation Period(s) continue to run and will not restart for that Rated Entity.

(ii) **In the context of a business/asset transfer**:

o   if all or part of the business of a Rated Entity is transferred to a different entity (the **Purchasing Entity**), the Purchasing Entity is not the same legal person as the Rated Entity and therefore there is no continuity or connection between the Rotation Period(s) which apply to the Rated Entity and any Rotation Period(s) which apply to the Rating of the Purchasing Entity. The rotation periods for the Rated Entity and the Purchasing Entity remain separate.

o   notwithstanding the sub-paragraph immediately above, if all, or substantially all of the business of a Rated Entity is transferred to a different entity (the **Purchasing Entity**) and the business or assets transferred become all or substantially all of the Purchasing Entity's business (i.e. the Purchasing Entity was a shell or had nominal assets and liabilities prior to the transfer), for the purposes of this Policy, the Purchasing Entity will be considered the same as the Rated Entity and the Rotation Period(s) which applied to the Rated Entity should continue with respect to the Purchasing Entity.

(iii) **In the context of a merger:** Where a Rated Entity merges with another entity (the **Merger Partner**), the Rotation Period(s) which apply to the resultant entity of the merger (the **Merger Entity**) are separate from any Rotation Periods which applied to either the Rated Entity or the Merger Partner, unless the business of the Rated Entity which has transferred to the Merger Entity now forms all or substantially all of the business of the Merger Entity (i.e. the Merger Partner was a shell or had nominal assets and liabilities prior to the merger), in which case the

[9] If, as a result of a sale or merger involving a Rated Entity, there is a change in the Rotation Party or any other aspect of the rotation-related information stored in Fitch's systems, the relevant European CRA Analyst must email Core Operations with any such changes. Any European CRA Analyst who needs guidance with respect to the application of this section should contact the Legal Department.

Rotation Period(s) applicable to the Rated Entity continue to apply with respect to the Merger Entity.

– **Switching Solicitation Status**. If a Rotation Party switches between solicited and unsolicited status, the relevant rules applicable to the new status, as set forth in **Appendix B**, shall apply.

– **Analyst Changes Rating Groups**. In the event a European CRA Analyst changes rating groups, and continues to perform Credit Rating Activities with respect to any Rotation Party from the prior rating group, he/she carries his/her rotation clock to the new rating group.

– **Withdrawn Rating Re-Assigned**. If an international scale Public Credit Rating that is subject to European CRA rotation requirements is withdrawn, the Rotation Period(s) related to that Public Credit Rating will pause for so long as that Public Credit Rating is withdrawn. If an international scale Public Credit Rating is assigned again to the relevant Rated Entity or securities, as the case may be, within two years of the withdrawal, these Rotation Period(s) will continue to run. If an international scale Public Credit Rating is assigned again to that Rated Entity or securities, as the case may be, after two years or more since the withdrawal, then these Rotation Period(s) reset and start again.

4. ROTATION REQUIREMENTS FOR ENDORSED RATINGS

4.1. Primary Analysts, secondary Analysts and Rating committee chairs with respect to Endorsed Ratings are subject to the rotation requirements set out in **Appendix B**.

4.2. Additionally, the following principles apply in respect of Endorsed Ratings, and override the rules set forth in **Appendix B**. Endorsed Rating Analysts should therefore consult **Appendix B** first, and then determine whether any of the following principles apply.

– **Multiple Roles**. If an Endorsed Rating Analyst serves as more than one of the primary Analyst, secondary Analyst and Rating committee chair for the same Rotation Party in the course of 2019, the Rotation Period shall be counted from the first role held by that Endorsed Rating Analyst, and shall be for the period applicable to that first role (of seven, eight or nine years).

– **Rating Switches Between Public and Private**. Where an Endorsed Rating Analyst is subject to rotation requirements with respect to an Endorsed Rating which is then converted into a Private Credit Rating (**1st Conversion**), time spent by that Endorsed Rating Analyst on Credit Rating Activities on that Private Credit Rating after the date of the 1st Conversion will not count towards the Rotation Periods in Appendix B, but will count towards the Cooling Off Periods in Appendix B. If that Private Credit Rating is later converted back into an Endorsed Rating (**2nd Conversion**) before the relevant Cooling Off Period has expired, then all the time spent by that Endorsed Rating Analyst on Credit Rating Activities after the 2nd Conversion must be added to the time spent on Credit Rating Activities on that Endorsed Rating prior to the 1st Conversion when calculating that Endorsed Analyst's Rotation Period. If a Credit Rating that has always been a Private Credit Rating is converted into an Endorsed Rating, the Rotation Clock Start Date will be the date this Endorsed Rating is published.

– **Endorsed Rating Analyst Moves Between Offices Applying Rotation with respect to Endorsed Ratings**. When an Endorsed Rating Analyst transfers between Endorsed CRAs, he or she carries his/her rotation clock to the new location.

– **Endorsed Rating Analyst Moves Between Endorsed CRA and European CRA**. When an Endorsed Rating Analyst transfers, on or after 1 January 2019, between an Endorsed CRA and a

European CRA, she or he carries her/his rotation clock to the new location and will be subject to the rules applicable to that European CRA, subject to the following principles:

(i)   If that European CRA is exempt from rotation (**Transfer 1A**), any time spent on an international scale Public Credit Rating after Transfer does not count towards:

- o   the Rotation Period with respect to the relevant Rotation Party; and

- o   the Cooling Off Period, unless and until the Analyst ceases Credit Rating Activities with respect to that Rotation Party for the time period specified under the rules applicable in that Endorsed CRA, however

- o   note that all European CRAs are subject to rotation requirements with respect to Rating committee chairs, therefore Rating committee chair rotation clocks with respect to the same Rotation Party would continue in the event of any transfer to a European CRA.

(i)   If the European CRA is subject to rotation (**Transfer 1B**), and the Analyst continues Credit Rating Activities on an international scale Public Credit Rating she/he was working on prior to Transfer 1B, her/his clock continues but is now subject to the rotation rules applicable to the European CRA. Note that, given the shorter Rotation Periods applicable in the EU and the UK, the Analyst may be subject to immediate rotation at the time of Transfer 1B.

If the Analyst subsequently transfers to become an employee of an Endorsed CRA (**Transfer 2**), the rotation rules applicable to that Endorsed CRA again apply with respect to that Public Credit Rating. The Analyst carries her/his rotation clock to the Endorsed CRA, unless the Analyst ceased Credit Rating activities with respect to the relevant Rotation Party for 12 continuous months – which would reset the rotation clock to zero.

- **Early Start to Cooling Off Period**. If, at any time prior to the start of the applicable Cooling Off Period, an Endorsed Rating Analyst ceases Credit Rating Activities with respect to a Rotation Party, for a consecutive period of 12 months or more, his or her rotation clock with respect to that Rotation Party will be reset to zero. For example, because serving as a chair of a Rating committee, or voting in a Rating committee, is a point-in-time event, if on the day following such service, and for 12 months thereafter, the Endorsed Rating Analyst undertakes no other Credit Rating Activity with respect to that Rotation Party, his/her rotation clock for that Rotation Party is reset to zero. Conversely, if the Endorsed Rating Analyst does engage in any Credit Rating Activity with respect to that Rotation Party at any time after such service but before the 12 months have elapsed, he/she loses any accrued "cooling off" time, and his/her rotation clock continues uninterrupted.

- **Long-Term Leave**. In the event an Endorsed Rating Analyst takes long-term leave – e.g., maternity leave or sick leave – his/her rotation clock(s) will continue. Should such an Endorsed Rating Analyst return to work at Fitch Ratings 12 or more months after starting long-term leave, his/her rotation clock(s) will be reset to zero.

- **Employee Leaves and then is Re-hired by Fitch Ratings[10]**. Where an Endorsed Rating Analyst subject to rotation leaves the employment of an Endorsed CRA (**prior employment**) and then, after a period of time, returns to the employment of an Endorsed CRA and is asked to perform Credit Rating Activities with respect to an entity which was a Rotation Party for that Endorsed Rating

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[10] In each such case, Human Resources shall promptly contact Core Operations, who will in turn contact the relevant employee to obtain the information necessary to implement this principle. Core Operations will then provide the relevant information to IT for incorporation into the applicable systems.

Analyst in his/her prior employment (and subject also to the principle above with respect to moving between offices, if applicable):

(i)   if during their absence that Endorsed Rating Analyst has refrained from any Credit Rating Activities with respect to that Rotation Party for a period exceeding 12 months, their Rotation Period is reset with respect to that Rotation Party and will commence running again if and when they commence Credit Rating Activities with respect to that Rotation Party;

(ii)   if during their absence that Endorsed Rating Analyst has refrained from any Credit Rating Activities with respect to that Rotation Party for a period of less than 12 months, their Rotation Period is paused with respect to that Rotation Party and will continue to run if and when they commence Credit Rating Activities with respect to that Rotation Party; and

(iii)   if that Endorsed Rating Analyst specifies that during their absence they conducted Credit Rating Activities with respect to that Rotation Party (albeit at another credit rating agency), the time spent on such Credit Rating Activities (as indicated by that Endorsed Rating Analyst) during their absence will be counted in assessing how much of their Rotation Period remains under section 4 of this Policy.

- **Sale or Merger Involving Rated Entity[11]**.

    (i)   **In the context of a share acquisition**: if the shares of a Rated Entity are transferred to a new parent company, the Rated Entity remains the same and therefore the Rotation Period(s) continue to run and will not restart for that Rated Entity.

    (ii)   **In the context of a business/asset transfer**:

      o   if all or part of the business of a Rated Entity is transferred to a different entity (the **Purchasing Entity**), the Purchasing Entity is not the same legal person as the Rated Entity and therefore there is no continuity or connection between the Rotation Period(s) which apply to the Rated Entity and any Rotation Period(s) which apply to the Rating of the Purchasing Entity. The rotation periods for the Rated Entity and the Purchasing Entity remain separate.

      o   notwithstanding the sub-paragraph immediately above, if all, or substantially all of the business of a Rated Entity is transferred to a different entity (the **Purchasing Entity**) and the business or assets transferred become all or substantially all of the Purchasing Entity's business (i.e. the Purchasing Entity was a shell or had nominal assets and liabilities prior to the transfer), for the purposes of this Policy, the Purchasing Entity will be considered the same as the Rated Entity and the Rotation Period(s) which applied to the Rated Entity should continue with respect to the Purchasing Entity.

    (iii)   **In the context of a merger:** Where a Rated Entity merges with another entity (the **Merger Partner**), the Rotation Period(s) which apply to the resultant entity of the merger (the **Merger Entity**) are separate from any Rotation Periods which applied to either the Rated Entity or the Merger Partner, unless the business of the Rated Entity which has transferred to the Merger Entity now forms all or substantially all of the business of the Merger Entity (i.e. the Merger Partner was a shell or had nominal assets and liabilities prior to the

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[11] If, as a result of a sale or merger involving a Rated Entity, there is a change in the Rotation Party or any other aspect of the rotation-related information stored in Fitch's systems, the relevant Endorsed Rating Analyst must email Core Operations with any such changes. Any Endorsed Rating Analyst who needs guidance with respect to the application of this section should contact the Legal Department.

merger), in which case the Rotation Period(s) applicable to the Rated Entity continue to apply with respect to the Merger Entity.

- **Switching Solicitation Status**. This has no impact on the Rotation Periods set forth in **Appendix B**.

- **Analyst Changes Rating Groups**. In the event an Endorsed Rating Analyst changes rating groups, and continues to perform Credit Rating Activities with respect to any Rotation Party from the prior rating group, he/she carries his/her rotation clock to the new rating group.

- **Withdrawn Rating Re-Assigned**. If an Endorsed Rating is withdrawn, the Rotation Period(s) related to that Endorsed Rating will pause for so long as that Endorsed Rating is withdrawn. If an international scale Public Credit Rating is assigned again by an Endorsed CRA to the relevant Rated Entity or securities, as the case may be, within 12 months of the withdrawal, these Rotation Period(s) will continue to run. If an international scale Public Credit Rating is assigned again by an Endorsed CRA to that Rated Entity or securities, as the case may be, after 12 months or more since the withdrawal, then these Rotation Period(s) reset and start again.

5. JAPANESE ROTATION REQUIREMENTS

The Japanese rotation requirements apply to international scale Public Credit Ratings assigned or endorsed by FRJ,[12] which means that these requirements apply not only to Analysts employed by FRJ, but also to Analysts located outside Japan if they work on Ratings endorsed by FRJ[13]. These rotation requirements also differ between international scale Public Credit Ratings of insurance companies, non-financial corporates (and their securities) and structured finance transactions, and all other international scale Public Credit Ratings. See Appendix B for the details.

6. QUESTIONS

For questions concerning this policy, please contact Regulatory Affairs, Policies and Procedures or Core Operations.

Owner:	Susan Launi, Regulatory Affairs, Policies and Procedures
Appendices:	Appendix A – Summary of Changes
	Appendix B – Table of Rotation Requirements
Supplements:	Bulletin 2: The Rating Process Manual

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[12]   A Credit Rating is deemed "assigned" by FRJ when the primary Analyst is an employee of FRJ. A Credit Rating is deemed "endorsed" by FRJ if it has formally progressed through the internal FRJ endorsement process and actually been endorsed.

[13] Currently, FRJ endorses only certain Japanese insurance companies and non-financial corporates. If FRJ actually endorses any issuer (and/or their securities) other than insurance companies or non-financial corporates (and/or their securities), local Compliance will contact the relevant lead Analyst and discuss the related rotation requirements.

Appendix A

Summary of Changes

December 31, 2018

(i)   Streamlined and made clearer the regulatory requirements.

(ii)   Added Appendix B, which sets forth the rotation requirements across countries in table format, subject to any principles specified in the Policy.

(iii) Included rotation for specified analysts working on Endorsed Ratings.

January 19, 2019

Adjusted the definition of SF Rotation Party. The original definition was drafted for the EU rules; we subsequently used it for the Endorsed Ratings, but without changing the reference of the cooling-off period so it worked for Endorsed Ratings: EU cooling-off is 2 years; Endorsed Ratings have a 1-year cooling-off.

April 30, 2019

(i)   Clarifications to the definition of SF Rotation Party and EU Analyst

(ii)   Added new principles to Sections 3.2 and 4.2 related to EU Analyst moving between an EU Fitch CRA and an Endorsed CRA

(iii) Added clarifying footnotes 7, 8, 9 and 10 to other principles in Sections 3.2 and 4.2

(iv)   Additional textual clarifications and correction of typos

May 31, 2020

(i)   Changes made to reflect the Fitch Ratings Ireland Limited structure. All Analysts employed by Fitch Ratings Ireland Limited (including its branches wherever located) are subject to EU rotation requirements with effect from 31 May 2020.

December 11, 2020

(i)   Updates to reflect the conclusion of the Brexit transition period, scheduled for 31 December 2020. Text updated so that all provisions previously applicable to Credit Ratings where an Analyst is located in an EU CRA registered with the European Securities and Markets Authority (''ESMA'') will continue to apply where an Analyst is located in a UK CRA registered with the Financial Conduct Authority (''FCA'') (or any branch of such CRA).

(ii)   Conforming changes to rotation requirements for Costa Rica, El Salvador, Honduras, Mexico, Panama and Japan which have been approved and implemented are now reflected in the Bulletin.

(iii) As a branch of Fitch Ratings, Inc. Canada is included within the definition of Endorsed CRA and therefore the US rotation requirements are being applied. Canada has been included in Appendix B to align with the inclusion of other branches in the table.

March 21, 2023

(i)   Footnote 1 has been deleted. No longer relevant.

(ii) The extraterritorial requirements for Costa Rica, El Salvador, Honduras, Mexico and Panama have been clarified. Corresponding changes have been made in the Appendix B.

(iii) Rotation requirements for the Dominican Republic have been added to both this policy and to Appendix B.

(iv) Sections 6 to ten have been removed. The relevant information is included in section 1.

EXECUTIVE SUMMARY

Objective: To identify and manage potential conflicts of interest that may arise when an analytical employee of Fitch Ratings (defined below) accepts employment with a Rated Entity or Transaction Participant.

Application: Analysts employed by Fitch Ratings, Inc. ("Fitch") or any credit rating affiliate listed in Item 3 of Fitch's Form NRSRO filed annually with the US Securities and Exchange Commission (collectively, "Fitch Ratings").

1. OVERVIEW

1.1. This document establishes procedures for the review of the analytical work product, produced during the specified time period, of any Fitch Ratings' Analyst who accepts subsequent employment with a Rated Entity or Transaction Participant, to determine whether that work product was influenced by a conflict of interest.

1.2. These requirements do not apply to employees participating in assigning ratings or opinions other than Ratings (e.g., servicer ratings).

2. DEFINITIONS

2.1. Analyst shall have the meaning set forth in Bulletin 2: Rating Process Manual.

2.2. Analytical Activities means the evaluation, approval, review and issuance of Ratings, including the analysis of data and information.

2.3. Analytical Group means a sector-specific group of Fitch Ratings that performs Analytical Activities, including the Enhanced Analytics teams.

2.4. Compliance means the compliance team of Fitch Ratings.

2.5. Conflicts Review Committee means an independent review committee convened to review Ratings that a Designated Person has concluded, pursuant to a Further Risk Based Assessment, may have been influenced by a Leaver's conflict of interest.

2.6. Core Operations means the team responsible for streamlining the Ratings workflow and managing various tools, dashboards and operating controls.

2.7. Designated Person ("DP") means an Analyst titled Senior Director or above appointed by a Managing Director in the Leaver's Analytical Group to conduct a Further Risk Based Assessment with respect to Leavers from that Analytical Group. DPs appointed for one Analytical Group may also be used to conduct Further Risk Based Assessments for other Analytical Groups.

2.8. Enhanced Analytics means the teams within the Analytical Groups working on non-coverage analytical initiatives.

2.9. Further Risk Based Assessment means a review of a Leaver's analytical work product with respect to a Rated Entity or Transaction Participant, identified by an Initial Risk Based Assessment, to determine whether there is a possibility that this Leaver's conflict of interest may have influenced the rating process with respect to such entity.

2.10. Initial Risk Based Assessment means a review of the Leaver's analytical work product with respect to a Rated Entity or Transaction Participant to determine whether there is a possibility of a conflict of interest that may have influenced the rating process with respect to such entity.

2.11. Last Committee Participation Date means, during the three-year period prior to the Leaver's Termination Date, the last date, if any, on which the Leaver participated in a rating committee (including appeal committees) as the primary Analyst, the surveillance Analyst, the secondary Analyst, the committee chair or another voting member, which rating committee assigned or took action with respect to (i) the Rating(s) of the Leaver's subsequent employer or (ii) a Rating where the Leaver's subsequent employer was a Transaction Participant.

2.12. Leaver means an Analyst whose employment with Fitch Ratings has been terminated.

2.13. Legal Department means the legal department of Fitch Ratings.

2.14. Look Back Mailbox means the mailbox (at **lookback.mailbox@fitchratings.com**) used by Core Operations to record information regarding Leavers and actions taken pursuant to this Procedure.

2.15. PolicyTech means the IT system used by Fitch Ratings to publish current Policy Documents (as defined in Bulletin 1B: Policy Management Framework), and to store related information and includes any successor system which may be introduced to replace part or all of PolicyTech's functionality.

2.16. Rated Entity means an entity to which Fitch Ratings has assigned a Rating.

2.17. Rating means "credit rating" as described in Fitch Ratings' Rating Definitions, available on its website, www.fitchratings.com.

2.18. Relevant Period means the period starting from the Leaver's Termination Date and looking back for the longer of (i) the one-year period preceding the relevant Last Committee Participation Date and (ii) the two-year period preceding the Leaver's Termination Date.

2.19. Senior Officer means any named Officer of Fitch Ratings, any member of Fitch Ratings' Executive Committee, or any Global Group Head or Regional Group Head of an Analytical Group.

2.20. Termination Date means the date at which an Analyst's employment by Fitch Ratings is terminated.

2.21. Transaction Participant means the obligor, issuer, arranger, underwriter or sponsor of a security or money market instrument to which Fitch Ratings has assigned a Rating**.**

3. INITIAL RISK BASED ASSESSMENT

3.1. Human Resources Notification to Core Operations. Human Resources (HR) shall promptly notify Core Operations of any Leaver's Termination Date, specifying whether the termination was voluntary or involuntary and the name of that Leaver's supervisor, by emailing the Look Back Mailbox. HR shall ask each Leaver who has voluntarily terminated their employment about their future plans, including intended employment, study, retirement and time off. HR shall promptly send the information obtained to the Look Back Mailbox. If HR obtains this information, from any source, for any Leaver whose employment was terminated by Fitch Ratings, HR shall promptly send this information to the Look Back Mailbox.

3.2. <u>Where Leaver's Subsequent Employer Unknown</u>. If the Leaver does not disclose their subsequent employer or the Leaver's termination is involuntary, Core Operations will attempt to determine the Leaver's subsequent employer by conducting a LinkedIn search three months after the Leaver's Termination Date. If there are no results from the LinkedIn search or Core Operations is not otherwise provided with the name of the Leaver's subsequent employer, no further action is required until the annual review process (as described in section 6 below).

3.3. <u>Initial Risk Based Assessment</u>. Within five business days of obtaining or receiving the name of a Leaver's subsequent employer, Core Operations shall conduct an Initial Risk Based Assessment to determine whether there is a Last Committee Participation Date for that Leaver with respect to the subsequent employer. If there is a Last Committee Participation Date, Core Operations shall determine whether, during the Relevant Period, the Leaver participated in any other rating committee(s) (including appeal committees) as the primary Analyst, the surveillance Analyst, the secondary Analyst, the committee chair or another voting member, which rating committee assigned or took action with respect to (i) the Rating(s) of the Leaver's subsequent employer or (ii) a Rating where the Leaver's subsequent employer was a Transaction Participant. If so,

a) If the Leaver was the primary Analyst, the surveillance Analyst, the secondary Analyst or the committee chair of one or more of those rating committees, Core Operations shall promptly instruct the DP for the relevant Analytical Group, to conduct a Further Risk Based Assessment with respect to the Rating(s) determined at those rating committees, copying the Look Back Mailbox; or

b) If the Leaver was a voting member but not the primary Analyst, the surveillance Analyst, the secondary Analyst or the committee chair of one or more of the relevant rating committees and (x) the decision of one or more of these rating committees was the subject of an appeal, (y) one or more of these rating committees decided on a three notch or more upgrade of the relevant Rating(s) and/or upgraded the relevant Rating(s) to BBB- or higher or (z) Core Operations otherwise discovers any reason that might indicate that the relevant Ratings(s) may have been influenced by the Leaver's conflict of interest, Core Operations shall promptly instruct the DP for the relevant Analytical Group to conduct a Further Risk Based Assessment with respect to the Rating(s) determined at those rating committees, copying the Look Back Mailbox.

The instruction to the DP shall also include the following information: (i) the Leaver's name, (ii) the Termination Date, (iii) the subsequent employer, (iv) the Last Committee Participation Date, (v) whether the subsequent employer was the Rated Entity or a Transaction Participant with respect to each such rating committee, (vi) the date of each such rating committee, (vii) whether the Leaver was the primary Analyst, the surveillance Analyst, the secondary Analyst, the committee chair or another voting member of each such rating committee and (viii) if there was any other reason for instructing a DP to conduct a Further Risk Based Assessment, details of that reason. If Core Operations determines that the conditions for referral to a DP are not met, Core Operations shall document that decision by emailing the Look Back Mailbox, setting forth the reason(s).

3.4. <u>Eligibility of DP</u>. If the DP participated in any of the rating committees specified in Core Operations' instruction to conduct a Further Risk Based Assessment and/or was the direct supervisor of the Leaver at any time during the 12 months prior to the Leaver's Last Committee Participation Date the DP shall promptly notify a Managing Director in the relevant Analytical Group copying the Look Back Mailbox, and that Managing Director shall select another eligible DP and notify Core Operations. Core Operations shall promptly email the new DP, copying the Look Back Mailbox, with the information described in section 3.3 above.

4. FURTHER RISK BASED ASSESSMENT

4.1. If instructed by Core Operations, the DP shall perform a Further Risk Based Assessment for the Relevant Period. For purposes of determining if a Leaver's conflict of interest may have influenced a Rating, the DP must consider the following factors, among other possible factors:

    a) The emails between the Rated Entity or Transaction Participant and the Leaver (which Core Operations will obtain from Compliance and forward to the DP);

    b) The Rating(s) of the Rated Entity compared to those of its peers (issued by Fitch Ratings or issued publicly by another rating agency) to assess if the Rating(s) appeared to be outliers based on price characteristics of bonds, CDS or equity based indicators or, in the case of Structured Finance, a review of the Rating(s) compared to relevant peer transactions to assess if the Rating(s) appeared to be outliers;

    c) Exceptions to any Fitch Ratings' policy or procedure granted, such as delayed rating committees, publication of RACs, committee quorums, etc.;

    d) Criteria variations or ratings that vary from implied ratings produced by any rating models used, including whether the rating file clearly documented a reasonable basis or rationale for the variation; and

    e) Outcome of any appeal committee(s).

4.2. In addition, as part of the Further Risk Based Assessment, the DP must assess whether, in the time period between the Last Committee Participation Date and the Leaver's Termination Date, the DP reasonably believes that the Leaver's conflict may have influenced the relevant Rating(s), notwithstanding the fact that the Leaver participated in no further rating committees. The factors to be considered include, but are not necessarily limited to:

    a) Whether the Rating(s) assigned to the Rated Entity or Rating(s) where the Leaver's subsequent employer was a Transaction Participant during this period appeared to be inconsistent with those assigned during the 12 months prior to the Leaver's Last Committee Participation Date; and

    b) The emails described in section 4.1(a) above.

4.3. The DP must complete the Further Risk Based Assessment within the later of (i) 30 days of their appointment and (ii) 30 days of the Leaver's Termination Date. If, based on consideration of relevant factors, the DP concludes that no conflict of interest of the Leaver influenced the Rating(s), the DP shall document the results of the analysis in the Further Risk Based Assessment template and submit the document to the Look Back Mailbox, copying the relevant Global Group Head, the Chief Credit Officer and HR. Once this completed document is submitted, no further action is necessary.

4.4. If, based on consideration of relevant factors, the DP concludes that a conflict of interest of the Leaver may have influenced the Rating(s), the DP shall refer the matter to a Regional Credit Officer and initiate a Conflicts Review Committee as described in section 5. In addition, the DP shall:

    a) Publish within one business day (but subject to any issuer notification requirements in Bulletin 2: The Rating Process Manual) a rating action commentary (RAC) placing the applicable Rating(s) on Rating Watch. Fitch Ratings must disclose in the RAC: (a) that the review was prompted by the Analyst's departure; (b) that the Rating(s) may have been influenced by the Leaver's conflict of interest; and (c) the date and the associated Rating(s) of each prior rating action that Fitch Ratings believes may have been influenced by the Leaver's conflict of interest; and

b) Send a copy of this RAC to the Look Back Mailbox, with a copy to the relevant Global Group Head, the Chief Credit Officer and HR.

5. CONFLICTS REVIEW COMMITTEE

5.1. A Conflicts Review Committee must be promptly convened by the DP, in consultation with the relevant Regional Credit Officer, to review (and possibly re-rate) all Ratings identified by the DP as potentially influenced by the Leaver's conflict of interest and must complete this review within 15 calendar days of the publication of the RAC referred to in subsection 4.4.1 above.

5.1.1 A Conflicts Review Committee quorum shall be composed of at least five members and:

a) must include at least two Senior Directors who did not participate as rating committee members with regard to the Rating(s) under consideration;

b) must include the DP;

c) a majority of the Conflicts Review Committee shall not have participated in the original rating committee(s); and

d) the chair shall not have participated as a rating committee member with regard to the Rating(s).

5.2. Following the conclusion of the Conflicts Review Committee, the chair shall ensure that a RAC is published, within one business day (but subject to any issuer notification requirements in Bulletin 2: The Rating Process Manual), based on the determination of whether the current Rating(s) must be revised (as applicable), containing the following:

5.2.1 A revised Rating, if appropriate, including: (a) a statement that the review was prompted by the Leaver's departure; (b) an explanation that the reason for the action is the discovery that a Rating(s) in one or more prior rating actions was influenced by a conflict of interest; (c) the date and the associated Rating(s) of each prior rating action that Fitch Ratings has determined was influenced by this conflict, if any, and (d) a description of the impact this conflict had on each such prior rating action, if any; or

An affirmation of the Rating, if appropriate, including: (a) a statement that the review was prompted by the Leaver's departure; (b) an explanation of why no rating action was taken with respect to the Rating(s) notwithstanding the conflict of interest; (c) the date and the associated Rating(s) of each prior rating action that Fitch Ratings has determined was influenced by this conflict, if any; and (d) a description of the impact this conflict had on each such prior rating action, if any.

5.2.2 A summary report of the Conflicts Review Committee's findings (including a list of impacted Rating(s)) shall be provided to the Chief Compliance Officer within one business day following the conclusion of the Conflicts Review Committee. A copy of the published RAC shall be sent to the Look Back Mailbox.

6. FIVE YEAR SEC REPORTING

6.1. Core Operations will review the public LinkedIn profile of each Leaver at the end of each December, beginning with the first December following that Leaver's Termination Date, and continuing for a period of five years from that Termination Date, to determine whether, during the 12-month period prior to that Leaver starting work with the subsequent employer, any of the following occurred:

6.1.1 If the Leaver was a Senior Officer of Fitch Ratings, the subsequent employer was a Rated Entity or a Transaction Participant;

6.1.2 If the Leaver was an Analyst, the subsequent employer was a Rated Entity or a Transaction Participant and that Analyst participated in a rating committee (including appeal committees) as the primary Analyst, the surveillance Analyst, the secondary Analyst, the committee chair or another voting member, which rating committee assigned or took action with respect to (i) the Rating(s) of the Leaver's subsequent employer or (ii) a Rating where the Leaver's subsequent employer was a Transaction Participant; and

6.1.3 If the subsequent employer was a Rated Entity or a Transaction Participant, the Leaver supervised an Analyst who participated in a rating committee (including appeal committees) as the primary Analyst, the surveillance Analyst, the secondary Analyst, the committee chair or another voting member, which rating committee assigned or took action with respect to (i) the Rating(s) of the Leaver's subsequent employer or (ii) a Rating where the Leaver's subsequent employer was a Transaction Participant.

6.2. If, after completing a 12-month review as described in section 6.1 above, Core Operations determines that any of the fact patterns described in subsections 6.1.1 through 6.1.3 exists, Core Operations shall promptly prepare a list setting forth the name of each relevant Rated Entity, and specifying which fact pattern applied to that Rated Entity, and provide that list to the Chief Compliance Officer (with a copy to the Look Back Mailbox). The Chief Compliance Officer shall promptly provide that list to the US SEC.

6.3. Additionally, if any of the fact patterns described in subsections 6.1.1 through 6.1.3 exists, Core Operations shall conduct an Initial Risk Based Assessment. If Core Operations determines that the conditions for referral to a DP are met: (i) for years one and two, Core Operations shall instruct a DP to, and the DP shall, conduct a Further Risk Based Assessment and (ii) for years three through five, Core Operations shall instruct a DP to consider the need for a Further Risk Based Assessment, and the DP shall conduct a Further Risk Based Assessment if the DP has reason to believe that the Leaver's conflict of interest may have influenced the relevant Rating(s).

7. FILE MAINTENANCE[1]

7.1. All documentation (including documents, workpapers, writings, drawings, graphs, images, charts, and data or data compilations) relating to the look back review process, including the scope, parameters, findings and conclusions of the review, including supporting materials, will be retained by Core Operations for ten years from the date of creation/receipt. For records that are replaced with an updated record, the ten year period will start from the date the record is replaced.

7.2. Core Operations is responsible for retaining, for a ten year period, documentation concerning the development and modification of this procedure or guidance notes relating to this procedure, for which guidance notes they are the owner, in accordance with the requirements of Bulletin 01B ("Policy Management Framework"). For records that are replaced with an updated record, the ten year period will start from the date the record is replaced.

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[1] Where the legal or regulatory requirements of any jurisdiction in which Fitch Ratings is located impose additional requirements or longer retention periods than those mentioned in this section, Fitch Ratings personnel located in that jurisdiction must comply with the requirements of that local jurisdiction. Any questions as to legal and/or regulatory requirements for any jurisdictions should be raised with the Legal Department.

7.3. Documentation relating to the look back review process or procedure may be retained for longer than 10 years (or any other required time period), if Core Operations considers such longer retention useful or necessary.

7.4. All documentation subject to retention under this section, must be stored in electronic form and maintained in accordance with Bulletin 41: ("Confidential Information Policy") and in a manner that makes them readily identifiable and retrievable by authorized personnel.

7.5. The objective of this procedure is to discard documentation that has aged past the retention period, in accordance with practices that preserve the security of any confidential information contained in them, unless subject to unusual circumstances such as threatened or pending litigation or a government investigation. Upon becoming aware of any subpoena, formal inquiry, or request of any government authority or the existence of any legal or regulatory action that involves Fitch Ratings, its employees or records, employees must retain ALL documentation and emails, and any other documents, paperwork, files, records, correspondence and other information (including information generally regarded as aged past the retention period or information that is duplicative of other retained information) concerning the subject matter of the subpoena, inquiry, request or action pending further guidance from the Legal Department.

Owners:	Karen Skinner and Kevin Duignan
Version:	2.3
Supplemental Documents: None	

Appendix A

Summary of Changes

19 January 2023

1) Definitions Compliance and PolicyTech have been added

2) Section 7 on file maintenance and record keeping has been updated to remove reference to Bulletin 11 and add details on the retention period.

29 June 2022

1) Amended Global Operations Management (GOM) to Core Operations

2) Analytical Group definition clarified to include the enhanced analytics teams

3) Definitions for Core Operations and Enhanced Analytics added

4) Remove SF ODT from the Designate Person definition and remove the role of SF ODT from the procedure.

5) Rating definition amended to reference the Rating Definitions. Definition for Rating definitions added.

6) Amended lead Analyst to primary Analyst through the procedure and added surveillance Analyst to be treated in the same manner as the primary Analyst

7) Reference to the issuer notification requirement from Bulletin 2 added to section 4.4. (a)

11 April 2019

1) Amend definition of Relevant Period to apply the EU definition globally.

2) Removed the definition of "EU Fitch Ratings" as no longer used in the Procedure.

12 March 2018

1) Remove ALQ questionnaire – replace with email from GOM.

2) Designated Person – appointed by MD, not RGH; DPs for SF come from ODT.

3) Introduced two-stage review: Initial Risk Based Assessment (conducted by GOM) and Further Risk Based Assessment conducted by the DP.

4) Generally streamlined the process.